Sit Mutual Funds

Domestic Growth Equity Presentation

July 2010

Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Small Cap Stock Risks

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- The Firm's investment management team has been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $9.0 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 34 full-time investment professionals, including 19 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Global Investment Managers

Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of June 30, 2010: $9.0 Billion

- Equity $2.2 Billion
- Fixed Income $6.8 Billion
- Institutional Separate Accounts $6.8 Billion
- Sit Mutual Funds $2.2 Billion

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc. **Domestic/Global Equity**	**Sit International Investment Associates** **International Equity**	**Sit Investment Fixed Income Advisors, Inc.** **Fixed Income**	**Sit Mutual Funds**
Large Cap Growth	EAFE+	Taxable	Domestic Growth Equity
Mid Cap Growth	Pacific Basin	Tax-Exempt	International Growth Equity
Small Cap Growth	Developing Markets		Fixed Income
Dividend Growth			
Global			

Investment Management & Research

Organization Chart

Roger J. Sit

Global Equity Management		Fixed Income Management
Roger J. Sit	Raymond E. Sit	Michael C. Brilley
Kent L. Johnson	Janet K. Kinzler	Debra A. Sit
Ronald D. Sit	Tasha M. Murdoff	Bryce A. Doty
David A. Brown	Ningning Tang	Mark H. Book
Robert W. Sit	Bradley W. Meyer	Paul J. Jungquist
Michael J. Stellmacher	Matthew J. Michalik	Christopher M. Rasmussen
Denise A. Anderson	Nicholas D. Tich	Todd S. Emerson
John M. Bernstein	Lee J. Feltman	Matthew T. Hilliard
Stacey M. Curme		Jessica A. Mahlberg
Joseph R. Eshoo		Eric T. Nelmark
Matthew T. Loucks		Kevin P. O'Brien
		Michael J. Reich
		Marci A. Lorge
		Brian R. Gilbert
		Andrew J. Tich

Roger J. Sit
Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	19 Years	
Age:	48	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA
Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	17 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	19 Years	
Age:	55	
E-mail:	mjs@sitinvest.com	



David A. Brown, CFA, CPA
Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	15 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Research Responsibilities

Roger J. Sit
Global Chief Investment Officer

Roger J. Sit
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Japan

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Capital Goods/Defense
- Transportation
- Education
- Environmental Services
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurants
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming & Lodging
  - Housing & Related
  - Recreational Products

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Internet Services
- Energy

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Electric Power Generation
- Commodity Cyclicals

Denise A. Anderson, PhD
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

John M. Bernstein
- Financial
  - Banks, S&Ls
  - Consumer Finance
  - GSEs
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Washington

Stacey M. Crume
- Equity Trading
- Generalist

Joseph R. Eihoo
- Telecommunications
  - Wireline Services
  - Wireless Services
  - Telecommunication Equipment
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Storage Hardware
  - Computer Systems
  - Contract Manufacturing

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Raymond E. Sit
- Asia ex Japan
  - Southeast Asia
  - Greater China
  - North Asia
- Africa
- Middle East
- Latin America

Janet K. Kinzler
- Europe
  - Western Europe
  - UK
- Canada

Tasha M. Murdoff
- Europe
  - Western Europe
  - UK
  - Eastern Europe
  - CIS
- Canada
- Japan

Ningning Tang, CFA
- Asia ex Japan
  - Greater China

Bradley W. Meyer
- Equity Trading
- Quantitative & Portfolio Research
  - Technical Research
- Generalist

Matthew J. Michalik
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Nicholas D. Tich
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Lee J. Feltman
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
- Generalist

Sit Investment Associates, Inc.

Total Years Investment Experience 250 Years
Average Years Investment Experience 13.15 Years

Name	Years of Investment Experience	Years With SIA
Roger J. Sit	19	12
Kent L. Johnson, CFA	17	20
Ronald D. Sit, CFA	25	25
David A. Brown, CFA, CPA	15	12
Robert W. Sit, CFA	18	18
Michael J. Stellmacher, CFA	19	9
Denise A. Anderson, Ph.D.	12	1
John M. Bernstein	17	14
Stacey M. Curme	13	17
Joseph R. Eshoo	15	2
Matthew T. Loucks, CFA	15	4
Raymond E. Sit	18	18
Janet K. Kinzler	17	8
Tasha M. Murdoff	10	14
Ningning Tang, CFA	6	2
Bradley W. Meyer	7	8
Matthew J. Michalik	3	2
Nicholas D. Tich	2	4
Lee J. Feltman	2	3

Representative Client List

Growth Equity	Fixed Income
ConAgra Inc. Benefit Plan	Indiana State Police
Energy Future Holdings Pension Plan	LSI Logic Corporation
Denver Employees' Retirement Plan	Mayo Clinic
Los Angeles City ERS	MLM – The Lawyers Company
Shell Oil Pension Trust	Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

Sit Composite Performance Results[1]

June 30, 2010

(Before Management Fees)

	2Q 2010	YTD	Annualized: 1 Year	2 Year	3 Years	5 Years	7 Years	10 Years	25 Years
Sit Large Cap Growth	**-12.5%**	**-9.0%**	**8.9%**	**-9.2%**	**-6.1%**	**1.8%**	**5.2%**	**-3.8%**	**9.4 %**
Sit Large Cap Growth (Russell 1000 Growth)	**-12.2%**	**-9.0%**	**9.9%**	**-9.6%**	**-6.1%**	**1.3%**	**4.5%**		
Russell 1000 Growth	-11.7	-7.6	13.6	-7.4	-6.9	0.4	2.9	-5.1	8.8
S&P 500 Index	-11.4	-6.7	14.4	-8.1	-9.8	-0.8	2.8	-1.6	9.5
Sit Concentrated Growth	**-15.0%**	**-11.7%**	**4.5%**	**-18.1%**	**-8.2%**	**2.3%**	**5.8%**	**-2.8%**	
Russell 1000 Growth	-11.7	-7.6	13.6	-7.4	-6.9	0.4	2.9	-5.1	
S&P 500 Index	-11.4	-6.7	14.4	-8.1	-9.8	-0.8	2.8	-1.6	
Sit Mid Cap Growth	**-9.4%**	**-1.5%**	**18.2%**	**-10.1%**	**-7.3%**	**2.4%**	**7.1%**	**-3.2%**	**10.1 %**
Russell Midcap Growth	-10.2	-3.3	21.3	-8.1	-7.5	1.4	6.1	-2.0	
Russell Midcap	-9.9	-2.1	25.1	-6.7	-8.2	1.2	7.0	4.2	11.1
Sit Small Cap Growth	**-7.4%**	**0.6%**	**22.2%**	**-7.2%**	**-6.9%**	**3.5%**	**6.7%**	**-1.5%**	
Russell 2000 Growth	-9.2	-2.3	18.0	-5.8	-7.5	1.1	5.5	-1.7	
Russell 2000	-9.9	-1.9	21.5	-4.6	-8.6	0.4	5.8	3.0	
Sit Dividend Growth	**-9.7%**	**-5.6%**	**14.3%**	**-4.9%**	**-4.0%**	**4.4%**			
S&P 500 Index	-11.4	-6.7	14.4	-8.1	-9.8	-0.8			
Global Dividend Growth	**-12.1%**	**-8.9%**	**10.2%**	**-9.0%**	**-7.3%**	**N/A**			
60% S&P 500 / 40% MSCI EAFE	-12.4	-9.3	11.1	-10.7	-11.2	N/A			
Sit EAFE+	**-14.3%**	**-11.7%**	**9.1%**	**-16.3%**	**-11.9%**	**1.3%**	**5.6%**	**-3.7%**	
MSCI EAFE Growth	-12.4	-10.7	8.6	-15.1	-11.7	1.7	6.3	-1.6	
MSCI EAFE	-14.0	-13.2	5.9	-14.7	-13.4	0.9	6.7	0.2	
Sit Global	**-12.9%**	**-10.2%**	**9.2%**	**-13.0%**	**-9.5%**	**1.2%**	**4.4%**	**-4.3%**	
MSCI World Growth	-12.2	-9.4	10.6	-12.6	-9.5	0.8	4.3	-3.1	
MSCI World	-12.7	-9.8	10.2	-11.9	-11.5	0.1	4.6	-1.0	
Sit Developing Markets	**-11.2%**	**-9.9%**	**20.8%**	**-9.8%**	**-4.3%**	**12.2%**	**16.8%**	**6.6%**	
MSCI Emerging Mkts Growth	-9.5	-7.5	20.3	-10.0	-6.9	9.0	13.9	5.1	
MSCI Emerging Mkts	-9.1	-7.2	20.6	-8.1	-4.7	10.2	15.6	7.5	
Sit Pacific Basin	**-9.4%**	**-6.3%**	**15.3%**	**-4.3%**	**-4.1%**	**6.7%**	**9.4%**		
MSCI All Country Asia Pacific Growth	-10.0	-6.2	11.5	-11.5	-10.2	3.0	7.4		
MSCI All Country Asia Pacific	-9.4	-5.3	11.7	-7.0	-7.6	4.7	9.8		

[1] Note: Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future results.

[2] Measured by Price Index (USD).

[3] There was no account managed by SIA under this strategy for June 2003, 2nd Qtr 2003 returns were derived from an active account for April and May 2003 and model portfolio for June 2003.

Sit Calendar Year Composite Performance Results[1]

Through June 30, 2010

(Before Management Fees)

	2Q 2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Sit Large Cap Growth	**-12.5%**	**29.4%**	**-33.6%**	**16.0%**	**10.4%**	**10.9%**	**13.5%**	**27.2%**	**-29.7%**	**-27.1%**	**-14.2%**	**34.3%**	**33.2%**
Sit Large Cap Growth (Russell 1000 Growth)	**-12.2%**	**33.9%**	**-36.1%**	**15.6%**	**9.1%**	**9.4%**	**12.1%**	**28.3%**	**-30.0%**	**-27.9%**	**N/A**	**N/A**	**N/A**
Russell 1000 Growth	-11.7	37.2	-38.4	11.8	9.1	5.3	6.3	29.7	-27.9	-20.4	-22.4	33.2	38.7
S&P 500 Index	-11.4	26.5	-37.0	5.5	15.8	4.9	10.9	28.7	-22.1	-11.9	-9.1	21.0	28.6
Sit Concentrated Growth	**-15.0%**	**25.3%**	**-36.1%**	**27.1%**	**6.3%**	**14.0%**	**18.1%**	**33.4%**	**-29.4%**	**-29.1%**	**-3.8%**	**63.4%**	**N/A**
Russell 1000 Growth	-11.7	37.2	-38.4	11.8	9.1	5.3	6.3	29.7	-27.9	-20.4	-22.4	33.2	N/A
S&P 500 Index	-11.4	26.5	-37.0	5.5	15.8	4.9	10.9	28.7	-22.1	-11.9	-9.1	21.0	N/A
Sit Mid Cap Growth	**-9.4%**	**37.0%**	**-44.6%**	**20.0%**	**10.6%**	**16.9%**	**18.1%**	**39.9%**	**-33.1%**	**-33.0%**	**-4.7%**	**71.9%**	**9.2%**
Russell Midcap Growth	-10.2	46.3	-44.3	11.4	10.7	12.1	15.5	42.7	-27.4	-20.2	-11.8	51.3	17.9
Russell Midcap	-9.9	40.5	-41.5	5.6	15.3	12.7	20.2	40.1	-16.2	-5.6	8.3	18.2	10.1
Sit Small Cap Growth	**-7.4%**	**34.1%**	**-41.9%**	**20.7%**	**8.8%**	**20.5%**	**8.7%**	**36.7%**	**-25.4%**	**-27.9%**	**7.1%**	**112.2%**	**3.2%**
Russell 2000 Growth	-9.2	34.5	-38.5	7.0	13.3	4.2	14.3	48.5	-30.3	-9.2	-22.4	43.1	1.2
Russell 2000	-9.9	27.2	-33.8	-1.6	18.4	4.6	18.3	47.3	-20.5	2.5	-3.0	21.3	-2.5
Sit Dividend Growth	**-9.7%**	**26.4%**	**-28.8%**	**14.4%**	**19.5%**	**10.7%**	**11.9%**	**N/A**	**N/A**	**N/A**	**N/A**	**N/A**	**N/A**
S&P 500 Index	-11.4	26.5	-37.0	5.5	15.8	4.9	10.9	N/A	N/A	N/A	N/A	N/A	N/A
Sit EAFE+	**-14.3%**	**30.6%**	**-44.0%**	**17.5%**	**20.6%**	**15.1%**	**14.6%**	**30.6%**	**-25.3%**	**-29.4%**	**-25.5%**	**54.4%**	**25.3%**
MSCI EAFE Growth	-12.4	29.4	-42.7	16.5	22.3	13.3	16.1	32.0	-16.0	-24.6	-24.5	29.5	22.2
MSCI EAFE	-14.0	31.8	-43.4	11.2	26.3	13.5	20.2	38.6	-15.9	-21.4	-14.2	27.0	20.0
Sit Global	**-12.9%**	**29.1%**	**-38.0%**	**12.5%**	**13.4%**	**13.8%**	**11.7%**	**29.7%**	**-29.8%**	**-24.2%**	**-21.1%**	**57.5%**	**38.7%**
MSCI World Growth	-12.2	33.3	-41.1	14.8	15.1	9.4	10.9	28.1	-19.9	-19.4	-25.7	32.7	33.4
MSCI World	-12.7	30.0	-40.7	9.0	20.1	9.5	14.7	33.1	-19.9	-16.8	-13.2	24.9	24.3
Sit Developing Markets	**-11.2%**	**78.8%**	**-54.8%**	**44.2%**	**34.7%**	**36.9%**	**18.9%**	**48.8%**	**-16.7%**	**-10.2%**	**-29.2%**	**86.1%**	**-23.3%**
MSCI Emerging Mkts Growth[2]	-9.5	74.5	-57.2	34.5	30.5	32.0	18.3	46.0	-9.4	-8.3	-31.7	74.5	-26.0
MSCI Emerging Mkts[2]	-9.1	74.5	-54.5	36.5	29.2	30.3	22.5	51.6	-8.0	-4.9	-31.8	63.7	-27.5
Sit Pacific Basin[3]	**-9.4%**	**43.2%**	**-41.9%**	**25.1%**	**14.8%**	**25.3%**	**10.5%**	**28.8%**	**-9.9%**	**-23.7%**	**-43.1%**	**95.6%**	**4.1%**
MSCI AC Pacific Growth[2]	-10.0	29.6	-45.6	13.5	10.1	24.5	11.8	33.7	-11.4	-21.6	-41.5	71.4	-0.3
MSCI AC Pacific[2]	-9.4	37.6	-42.0	10.4	13.7	20.7	16.3	37.5	-9.9	-21.8	-29.4	55.9	1.9

[1]**Note: Accounts are included in the representative accounts and composites with the first complete quarter under management.** Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future results.

[2]Measured by Price Index (USD).

[3]There was no account managed by SIA under this strategy for June 2003, 2nd Qtr 2003 returns were derived from an active account for April and May 2003 and model portfolio for June 2003.

Sit Investment Associates

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

Please see **Performance Disclosure** on Disclosure Page (page 1) for more information.

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

June 30, 2010

	Large Cap Growth	Large Cap Growth (Russell 1000 Growth)	Mid Cap Growth	Small Cap Growth	Dividend Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%	Earnings Growth of 8-10% and Dividend Yield 100 bp > S&P 500
Weighted Average Market Capitalization	$66.9 billon	$67.8 billion	$9.8 billion	$3.0 billion	$58.1 billion
Median Market Capitalization	$24.6 billion	$24.2 billion	$5.9 billion	$2.1 billion	$22.5 billion
2010 Projected EPS Growth Rates	20.7%	20.6%	26.9%	27.6%	18.5%
Valuation on 2010 P/E Ratio	15.4x	15.5x	20.3x	23.8x	13.3x
Dividend Yield	1.7%	1.6%	0.7%	0.5%	3.0%
Number of Equity Holdings	95	92	105	99	93
Portfolio Turnover (YTD)	6.6%	16.7%	15.8%	17.8%	19.7%
Assets Under Management	$732.4 million	$435.8 million	$144.3 million	$335.3 million	$224.5 million

Market Value of Domestic Growth Oriented

Equity Assets Under Management* ($000)

June 30, 2010

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH	TOTAL
TAX EXEMPT					
Employee Benefit	$650,058	N/A	$259,430	$21,708	$ 931,196
Endowment & Foundations	80,949	N/A	0	87,897	168,846
Other	87,112	13,842	7,840	43,700	152,493
TAX EXEMPT TOTAL	$ 818,119	$ 13,842	$ 267,270	$ 153,305	$ 1,252,535
TAXABLE	133,845	N/A	8,219	5,045	147,109
MUTUAL FUNDS	414,321	130,494	59,862	66,224	670,902
TOTAL BY STYLE	$1,366,284	$144,336	$335,350	$224,574	$ 2,070,545

* Includes the equity portion of Balanced accounts.

II. Investment Philosophy and Decision-Making Process

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- World Class or Regional Dominance
- Distinctive Product or Services
- Proactive Managements
- Healthy Financials
- Attractive Valuations

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Major Investment Themes for Growth-Oriented Investors

Energy	The key drivers/themes in energy are supply/demand imbalances resulting from emerging market growth, challenges stemming from basin exhaustion, declining reserves per well, and higher costs to extract resources.
Health Care	While demographics are set to boost demand for healthcare, those same forces are expected to make paying for healthcare increasingly difficult. Investment opportunities will come from innovative companies targeting unmet needs, technologies/treatments that reduce overall healthcare costs, and increased affluence in emerging markets.
Technology	Growth in wireless devices (smartphones) and networks, internet traffic, and global digital information are among the key drivers in technology. Corporations continue to spend on productivity-enhancing technology.
Capital Goods	Global infrastructure spending growth will outpace GDP growth for many years, driven by pent-up demand and under-investment in developed nations and industrialization of emerging economies. Attractive end-markets include water/wastewater, road construction, power, energy/commodities and commercial aerospace.
Consumer	For retailers, pressure on wages (particularly in U.S.) and global competition are placing emphasis on price and value. Consumer products companies can accelerate organic growth by capitalizing on increasing consumption in emerging markets.
Finance	Market share shifts are occurring in many industries as well capitalized companies are taking advantage of bankruptcies, M&A activity, and balance sheet-constrained competitors. The development of capital markets (both equity and bonds) outside the U.S. offers excellent long-term growth prospects for well-positioned firms.

Stock Selection Criteria

- We invest in companies with earnings per share growth greater than the market (generally 10%-plus for large cap and global holdings and 15-20%-plus for small cap holdings).
  - Growth companies can be in any sector
  - Sectors with these growth companies may change with time

- We seek to invest in growth companies at reasonable valuations (P/Es to growth rates).

- We focus on quality growth companies that have strong fundamentals. We are patient, longer-term investors and allow our growth expectations time to materialize. We look for the following attributes:
  - World-class or regional dominance
  - Distinctive products or services
  - Proactive managements providing innovative ideas and quick responses to change

- Our investment holdings generally reflect the following investment characteristics:
  - Increasing return on equities
  - High growth rates (projected and historical)
  - Higher relative P/E ratios
  - Healthy financials
  - Lower dividend yields

- Significant databases and quantitative tools are used to identify and evaluate opportunities

Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation/achievement of analyst price target (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 5% (as permitted by guidelines)

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper
(quarterly)

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Roger J. Sit*

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & **Quantitative Analysis**	**Portfolio** Management & Implementation	Equity **Trading**	Client Reporting & **Servicing**
• Client Portfolio Guidelines	• Asset Allocation • Regional Allocation • Country Allocation	• Stock and Industry Recommendations	• Quantitative Screens • Sector and Risk Analysis • Technical Analysis	• Portfolio Construction • Portfolio Implementation	• Trading and Brokerage Relationship	• Client Servicing and Marketing
David A. Brown* Paul E. Rasmussen Mark D. Madden Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson* Ronald D. Sit* John M. Bernstein* Michael J. Stellmacher Tasha M. Murdoff	Roger J. Sit* Kent L. Johnson Ronald D. Sit David A. Brown Robert W. Sit Michael J. Stellmacher Denise A. Anderson John M. Bernstein Joseph R. Eshoo Matthew T. Loucks Raymond E. Sit Janet K. Kinzler Tasha M. Murdoff Ningning Tang Matthew J. Michalik	Kent L. Johnson* Tasha M. Murdoff Bradley W. Meyer Matthew J. Michalik Nicholas D. Tich Lee J. Feltman	Roger J. Sit* Kent L. Johnson* Robert W. Sit Michael J. Stellmacher Tasha M. Murdoff Raymond E. Sit	Stacey M. Currie* Bradley W. Meyer	David A. Brown* Mark D. Madden Kent L. Johnson John M. Bernstein Tasha M. Murdoff

*Team Leaders

III. Risk Management Process and Quantitative Tools

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Equity Risk Models:

- Utilizing the detailed analysis of Northfield Information Services' Fundamental Risk Model.

Quantitative Reports and Analysis

Market/Benchmark Studies	Portfolio Analysis	Sell Candidates	Stock Analysis/Idea Generation
Market/Sector performance in selected economic conditions	Performance Attribution - Evaluates impact of active bets vs benchmark	Multi-Factor Model - Enhancing portfolio through sale of weaker ranked stocks	Multi-Factor Model - Combo of valuation, balance sheet, and momentum factors
Attributions by Quantitative Factors- Identifies themes driving market	Analyst Recommended Stock Portfolio - Analyst rank for PM use	Earnings revision and relative strength trend analysis	Top performing industry groups of past month
S&P 500 Bottom-up estimate of earnings by sector	Active Bets Download- Monitors sector, industry and stock bets	Earnings and sales expectation analysis	Screen for Positive EPS Surprises- Stocks exceeding analyst estimates
Macro Studies- Historical comparisons w/ current environment	Quantitative Summary Report- Measures SIA portfolios by quant factors	Earnings Quality analysis	Top 5 Screen - Earnings revision-based screen
Benchmark Profiles - Analysis of benchmark's statistical attributes	Historical Earnings Estimate Report- Tracks changes in estimates	Screen for Negative EPS Surprises - Stocks missing analyst estimates	Portfolio 457 - Quantitative-based "GARP" model portfolio
Growth/Value valuation/performance studies	Portfolio analysis by macro theme (accelerating GDP, falling rates, etc.)	Technical Analysis - Screen for overbought/oversold opportunities	Screen for significant benchmark weights and attributes
Industry rank by earnings / relative strength model	Northfield Risk Model - Profiles risk characteristics of SIA holdings	Identification of increased short interest and insider activity	Fundamentals & Valuations- thorough statistical analysis of companies

Sit Large Cap Growth
Market Proxy is Russell 1000 Growth (a/c 234)

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009
Beta	0.80	0.98	0.98	0.89
R-Squared	0.98	0.99	0.98	0.97
Total Tracking Error (std. dev.)	5.69	2.78	3.70	4.32
Systematic Risk (variance)	26.40	1.19	1.36	7.74
Stock Specific Risk (variance)	6.02	6.53	12.32	10.89
Total Risk (variance)	32.43	7.71	13.68	18.63
Portfolio Absolute Risk	19.90	22.57	23.34	21.00
Benchmark Absolute Risk	24.63	22.85	23.41	23.36
Cash Level	11.92	2.09	2.02	11.30

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Exxon Mobil Corp.	5.15	Apple Inc.	0.77	Apple Inc.	1.04	Apple Inc.	2.16
Apple Inc.	3.07	Hewlett-Packard Co.	0.48	Hewlett-Packard Co.	0.81	Microsoft Corp.	1.74
Hewlett-Packard Co.	2.36	Celgene Corp.	0.33	Southwestern Energy Co.	0.78	Hewlett-Packard Co.	1.70
American Express Co.	1.88	Southwestern Energy Co.	0.29	Microsoft Corp.	0.76	Johnson & Johnson	0.84
Caterpillar Inc.	1.80	Microsoft Corp.	0.27	Research In Motion Ltd.	0.72	Amazon.com Inc.	0.64

Definitions:

Beta – The regression coefficient of the portfolio's return with the market, based on statistical predictions for individual stocks.

R-Squared – The fraction of the portfolio's variance that can be explained by the benchmark.

Total Tracking Error – The standard deviation of the active return. It is the square root of the Total Risk.

Systematic Risk – The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model.

Stock Specific Risk – The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark.

Total Risk – The total of the risk forecasts (factor + stock specific) (annual %^{2}), measuring the portfolio's absolute volatility.

Portfolio and Benchmark Absolute Risk – The total of the risk forecasts (factor + stock specific) versus cash.

Source: Northfield Information Systems, Inc. and Sit Investment Associates, Inc.

IV. Large Cap Growth Portfolio Characteristics

Model Portfolios Use Opportunity Matrix

Large Capitalization

S&P 500: 1030.71
10-Year U.S. Treasury: 2.952%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH		CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Assets			Intermediate- Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 13	Verizon/Rogers Comm.	Wells Fargo/Bank of America/ US Bancorp/M&T Bank	Occidental Petroleum/Murphy/ Suncor Energy/ Apache	Celgene/Gilead Sciences/Genzyme Coca Cola/Pepsico Southwestern Energy/Ultra Petroleum/XTO Energy Procter & Gamble/Colgate-Palmolive Apple/Research in Motion Target/Wal-Mart Stores		IBM/EMC Corp Schlumberger/McDermott Int'l/ National Oilwell Varco/	Intel/Analog Devices/ Linear Technology/ Marvell Technology	
Second Tier (2-2 1/2 %) 8	Phillip Morris Int'l	JPMorgan/Goldman Sachs		CVS Caremark/Medco Health Solutions Google Cisco Systems Oracle Microsoft		McDonald's		
Third Tier (1-1 1/2 %) 49		Bank of NY Mellon/ Northern Trust Aflac Travelers PartnerRE	EQT Corp Prudential Financial	Qualcomm Visa Accenture Thermo Fisher Johnson & Johnson/Abbott Labs Ecolab Allergan/Alcon Intuitive Surgical Medtronic/St. Jude Franklin Resources CME Group Praxair Cognizant Technology Adobe Systems Expeditors Int'l	McKesson Varian Medical Systems Dolby Labs Baxter General Mills Amgen	Emerson Electric/Danaher Applied Materials Deere Broadcom Kohl's Wisconsin Energy/CPN 3M Precision Castparts Lockheed Martin Activision Blizzard Freeport-McMoran Allegheny Technologies Vmware	Union Pacific/UPS General Electric/ABB Ltd United Technologies/ Goodrich Best Buy/Home Depot Ciena Costco Cummins Seagate Technology	CF Industries
Sector Distribution	19% (9%)			50% (57%)		31% (34%)		

Targeted weightings as of 6/30/2010
Underlined means name is owned in Russell 1000 Growth benchmarked accounts only.
*- means name is not currently owned
( ) - targeted weightings of Russell 1000 Growth benchmarked accounts.

Large Cap Growth Investment Universe (a/c #7)

June 30, 2010

SCREEN #1 Market Cap > $10.0B	# OF COMPANIES	SECTOR WEIGHT	SCREEN #2 Factset Long Term EPS Growth > 10% or '09 -'10 and '10 -'11 EPS Growth > 10%	# OF COMPANIES	SECTOR WEIGHT	S&P 500 WEIGHT	Russell 1000 Growth WEIGHT	Sit Large Cap Growth Fund A/C #7 WEIGHT
Non-Energy Minerals	15	5.0	Non-Energy Minerals	12	5.6	1.3	1.8	0.7
Producer Manufacturing	22	7.3	Producer Manufacturing	19	8.9	7.7	10.4	7.9
Electronic Technology	19	6.3	**Electronic Technology**	**18**	**8.4**	**11.6**	**19.7**	**20.6**
Consumer Durables	3	1.0	Consumer Durables	2	0.9	1.2	1.5	0.5
Energy Minerals	31	10.3	Energy Minerals	26	12.1	9.0	7.9	8.1
Process Industries	11	3.6	Process Industries	11	5.1	2.5	3.0	2.0
Health Technology	22	7.3	**Health Technology**	**14**	**6.5**	**9.9**	**8.3**	**9.6**
Consumer Non-Durables	22	7.3	Consumer Non-Durables	8	3.7	9.4	8.4	10.5
Industrial Services	10	3.3	Industrial Services	7	3.3	2.2	2.5	1.5
Commercial Services	5	1.7	Commercial Services	3	1.4	1.0	1.9	0.0
Technology Services	14	4.6	**Technology Services**	**13**	**6.1**	**6.1**	**10.1**	**9.0**
Health Services	7	2.3	Health Services	6	2.8	2.3	2.7	1.2
Consumer Services	16	5.3	Consumer Services	15	7.0	5.4	5.9	3.9
Retail Trade	17	5.6	Retail Trade	14	6.5	5.9	8.4	7.6
Transportation	7	2.3	Transportation	7	3.3	1.9	2.0	2.2
Utilities	19	6.3	Utilities	3	1.4	3.7	0.1	0.9
Finance	51	16.9	**Finance**	**30**	**14.0**	**16.0**	**4.5**	**11.4**
Communications	11	3.6	Communications	6	2.8	3.1	1.0	2.4
TOTAL	**302**	**100.0**	**TOTAL**	**214**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research and Sit Investment Associates

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth (A/C# 7)

PORTFOLIO WEIGHTINGS	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	1.6%	0.9%	0.3%	0.2%	0.2%	0.5%	0.5%	0.9%	0.7%
PRODUCER MANUFACTURING	8.8	8.3	6.0	5.5	6.8	7.4	7.3	7.8	7.9
ELECTRONIC TECHNOLOGY	11.2	12.0	12.4	14.5	14.1	16.1	18.6	18.8	20.6
CONSUMER DURABLES	0.5	0.5	0.4	1.0	1.3	1.4	1.0	1.0	0.5
ENERGY MINERALS	10.0	8.9	8.6	9.5	9.9	8.5	7.5	6.8	8.1
PROCESS INDUSTRIES	4.8	4.3	4.1	4.6	4.0	3.5	3.2	2.6	2.0
HEALTH TECHNOLOGY	12.7	13.1	15.5	12.6	11.1	10.0	9.8	10.0	9.6
CONSUMER NON-DURABLES	8.2	10.1	11.6	10.5	9.2	9.7	10.2	10.1	10.5
INDUSTRIAL SERVICES	7.4	5.3	3.8	3.7	3.9	3.1	2.5	2.4	1.5
COMMERCIAL SERVICES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	8.6	8.1	7.1	7.1	7.5	8.4	9.6	9.4	9.0
HEALTH SERVICES	2.1	2.0	2.3	1.8	1.5	1.4	1.7	1.2	1.2
CONSUMER SERVICES	3.4	3.6	5.0	5.6	5.4	4.9	4.6	4.6	3.9
RETAIL TRADE	3.4	3.6	4.1	4.9	5.3	7.1	7.5	7.6	7.6
TRANSPORTATION	1.9	1.8	1.6	1.8	1.8	1.7	2.0	2.1	2.2
UTILITIES	2.2	1.5	1.9	2.4	2.4	1.4	0.6	0.6	0.9
FINANCE	8.8	12.0	10.9	10.2	11.6	11.6	11.1	12.0	11.4
COMMUNICATIONS	4.5	3.9	4.4	4.1	4.0	3.3	2.4	2.3	2.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	1.6%	1.1%	1.0%	1.1%	1.1%	1.2%	1.3%	1.3%	1.3%
PRODUCER MANUFACTURING	8.4	8.3	8.1	7.0	7.1	7.5	7.3	7.9	7.7
ELECTRONIC TECHNOLOGY	10.0	9.5	9.0	10.9	11.1	11.4	11.7	11.2	11.6
CONSUMER DURABLES	1.0	1.2	0.9	0.8	1.0	1.1	1.1	1.2	1.2
ENERGY MINERALS	12.1	10.3	11.6	11.3	10.3	9.6	9.5	9.1	9.0
PROCESS INDUSTRIES	2.6	2.6	2.4	2.7	2.5	2.6	2.7	2.5	2.5
HEALTH TECHNOLOGY	10.1	11.1	12.6	13.2	12.1	11.1	10.6	10.0	9.9
CONSUMER NON-DURABLES	8.3	9.7	9.8	9.5	9.2	8.9	9.0	9.0	9.4
INDUSTRIAL SERVICES	4.0	2.9	2.0	2.0	2.1	2.3	2.3	2.2	2.2
COMMERCIAL SERVICES	1.0	1.0	0.9	1.0	1.0	1.0	1.0	1.1	1.0
TECHNOLOGY SERVICES	5.9	5.9	5.6	6.5	6.7	6.5	7.3	6.6	6.1
HEALTH SERVICES	1.8	2.0	2.2	2.2	2.2	2.1	2.3	2.3	2.3
CONSUMER SERVICES	4.1	4.0	4.3	4.0	4.3	4.4	4.7	5.2	5.4
RETAIL TRADE	5.2	5.6	5.9	6.7	6.2	6.1	6.0	6.2	5.9
TRANSPORTATION	2.1	2.3	2.2	2.1	2.0	2.0	2.1	1.9	1.9
UTILITIES	4.5	3.9	4.4	4.5	4.4	4.0	4.0	3.4	3.7
FINANCE	14.1	15.5	13.0	10.5	13.0	14.9	13.8	16.2	16.0
COMMUNICATIONS	3.3	3.1	3.8	4.0	3.5	3.2	3.2	2.8	3.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Large Cap Growth (A/C# 7)

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
FREEPORT-MCMORAN COPPER	2,081	0.5
ALLEGHENY TECHNOLOGIES INC	866	0.2
		0.7

PRODUCER MANUFACTURING	$000	% EQUITY
UNITED TECHNOLOGIES CORP	4,563	1.1
DEERE & CO	4,221	1.0
ABB LTD - ADR	3,828	0.9
GENERAL ELECTRIC CO	3,415	0.8
EMERSON ELECTRIC CO	3,408	0.8
3M CO	3,254	0.8
DANAHER CORP DEL	3,029	0.7
PRECISION CASTPARTS CORP	2,151	0.5
GOODRICH CORP	2,094	0.5
LOCKHEED MARTIN CORP	2,086	0.5
		7.9

ELECTRONIC TECHNOLOGY	$000	% EQUITY
APPLE COMPUTER INC	12,929	3.2
INTL BUSINESS MACHINES CORP	12,743	3.1
CISCO SYSTEMS INC	9,494	2.3
INTEL CORP	9,223	2.3
QUALCOMM INC	8,571	2.1
BROADCOM CORP	6,116	1.5
APPLIED MATLS INC	5,212	1.3
RESEARCH IN MOTION LTD	4,601	1.1
CIENA CORP	3,103	0.8
ANALOG DEVICES	2,583	0.6
SEAGATE TECHNOLOGY	2,080	0.5
E M C CORP MASS	1,832	0.5
LINEAR TECHNOLOGY CORP	1,813	0.4
MARVELL TECHNOLOGY GROUP	1,753	0.4
VEECO INSTRS INC DEL	1,735	0.4
		20.6

CONSUMER DURABLES	$000	% EQUITY
ACTIVISION BLIZZARD INC	2,191	0.5
		0.5

ENERGY MINERALS	$000	% EQUITY
OCCIDENTAL PETROLEUM CORP	8,579	2.1
SOUTHWESTERN ENERGY CO	7,044	1.7
ULTRA PETROLEUM CORP	5,890	1.5
SUNCOR ENERGY INC	4,384	1.1
EQT CORPORATION	2,862	0.7
APACHE CORP	2,079	0.5
MURPHY OIL CORP	2,022	0.5
		8.1

PROCESS INDUSTRIES	$000	% EQUITY
ECOLAB INC	4,275	1.1
PRAXAIR INC	3,716	0.9
		2.0

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	6,337	1.6
THERMO FISHER SCIENTIFIC INC	5,234	1.3
JOHNSON & JOHNSON	4,911	1.2
GILEAD SCIENCES INC	4,415	1.1
GENZYME CORP	3,884	1.0
INTUITIVE SURGICAL INC	2,557	0.6
VARIAN MED SYS INC	2,391	0.6
BAXTER INTL INC	2,146	0.5
ST JUDE MEDICAL INC	2,122	0.5
ABBOTT LABORATORIES	1,881	0.5
ALLERGAN INC	1,678	0.4
MEDTRONIC INC	1,534	0.4
		9.6

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	9,082	2.2
PROCTER & GAMBLE CO	8,619	2.1
COCA COLA CO	8,114	2.0
PHILIP MORRIS INTL INC	7,192	1.8
COLGATE-PALMOLIVE CO	5,112	1.3
GENERAL MILLS INC	4,653	1.1
		10.5

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	4,754	1.2
MCDERMOTT INTL INC	1,131	0.3
		1.4

TECHNOLOGY SERVICES	$000	% EQUITY
GOOGLE INC	9,299	2.3
ORACLE CORP	8,393	2.1
MICROSOFT CORP	7,177	1.8
ACCENTURE PLC	6,439	1.6
ADOBE SYSTEMS INC	3,375	0.8
DOLBY LABORATORIES INC-CL A	1,636	0.4
		8.9

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	2,991	0.7
MCKESSON CORP	1,880	0.5
		1.2

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	9,782	2.4
VISA INC	6,162	1.5
		3.9

RETAIL TRADE	$000	% EQUITY
TARGET CORP	5,777	1.4
WAL MART STORES INC	5,259	1.3
CVS/CAREMARK CORPORATION	5,055	1.2
KOHLS CORP	4,114	1.0
COSTCO WHOLESALE CORP	3,869	1.0
BEST BUY CO INC	3,579	0.9
HOME DEPOT INC	3,222	0.8
		7.6

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	4,768	1.2
EXPEDITORS INTL WASH INC	2,533	0.6
UNITED PARCEL SERVICE INC	1,599	0.4
		2.2

UTILITIES	$000	% EQUITY
WISCONSIN ENERGY CORP	2,608	0.6
CALPINE CORP	1,094	0.3
		0.9

FINANCE	$000	% EQUITY
GOLDMAN SACHS GROUP INC	6,262	1.5
JPMORGAN CHASE & CO	6,202	1.5
WELLS FARGO & CO	5,210	1.3
BANK OF AMERICA CORP	4,665	1.1
FRANKLIN RESOURCES INC	3,439	0.8
CME GROUP INC	3,350	0.8
AFLAC INC	3,115	0.8
PARTNERRE LTD	2,714	0.7
THE TRAVELERS COMPANIES, INC.	2,709	0.7
PRUDENTIAL FINANCIAL INC	2,356	0.6
US BANCORP	2,070	0.5
BANK OF NEW YORK MELLON CORP	1,953	0.5
M & T BK CORP	1,121	0.3
NORTHERN TRUST CORP	985	0.2
		11.4

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	5,786	1.4
ROGERS COMMUNICATIONS INC	3,817	0.9
		2.4

Portfolio Market Capitalization Summary

Sit Large Cap Growth (A/C# 7)

June 30, 2010

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	51,400	134.544	251.530	3.2	228,377
MICROSOFT CORP	311,900	28.342	23.010	1.8	201,666
WAL MART STORES INC	109,400	50.399	48.070	1.3	178,323
PROCTER & GAMBLE CO	143,700	57.331	59.980	2.1	172,737
JOHNSON & JOHNSON	83,150	60.882	59.060	1.2	162,892
INTL BUSINESS MACHINES CORP	103,200	113.636	123.480	3.1	158,344
GENERAL ELECTRIC CO	236,300	22.536	14.420	0.8	153,965
JPMORGAN CHASE & CO	169,400	39.631	36.610	1.5	145,660
BANK OF AMERICA CORP	324,660	16.112	14.370	1.1	144,173
WELLS FARGO & CO	203,535	24.650	25.600	1.3	133,380
CISCO SYSTEMS INC	445,500	21.588	21.310	2.3	121,706
COCA COLA CO	161,900	54.390	50.120	2.0	115,629
GOOGLE INC	20,900	428.544	444.950	2.3	109,280
INTEL CORP	474,200	20.530	19.450	2.3	108,220
ORACLE CORP	391,100	19.414	21.460	2.1	107,710
PEPSICO INC	149,000	59.374	60.950	2.2	98,295
PHILIP MORRIS INTL INC	156,900	44.673	45.840	1.8	84,390
VERIZON COMMUNICATIONS	206,500	33.089	28.020	1.4	79,206
ABBOTT LABORATORIES	40,200	50.497	46.780	0.5	72,208
MCDONALDS CORP	143,500	56.651	65.870	2.4	70,863
GOLDMAN SACHS GROUP INC	47,700	162.309	131.270	1.5	67,576
SCHLUMBERGER LTD	85,900	67.426	55.340	1.2	66,010
OCCIDENTAL PETROLEUM CORP	111,200	60.600	77.150	2.1	62,659
UNITED TECHNOLOGIES CORP	70,300	58.375	64.910	1.1	60,566
3M CO	41,200	63.233	78.990	0.8	56,325
QUALCOMM INC	261,000	41.968	32.840	2.1	53,370
HOME DEPOT INC	114,300	26.761	28.070	0.8	47,168
SUNCOR ENERGY INC	143,900	29.132	29.440	1.1	45,959
US BANCORP	92,600	21.757	22.350	0.5	42,843
UNITED PARCEL SERVICE INC	28,100	64.240	56.890	0.4	40,980
ABB LTD - ADR	221,500	18.703	17.280	0.9	40,251
CVS CAREMARK CORPORATION	172,400	33.437	29.320	1.2	39,904
MEDTRONIC INC	42,300	49.904	36.270	0.4	39,279
COLGATE-PALMOLIVE CO	64,900	66.634	78.760	1.3	38,628
E M C CORP MASS	100,100	12.463	18.300	0.5	37,618
TARGET CORP	117,500	43.495	49.170	1.4	36,212
UNION PAC CORP	68,600	51.126	69.510	1.2	35,166
VISA INC	87,100	68.060	70.750	1.5	35,021
EMERSON ELECTRIC CO	78,000	45.465	43.690	0.8	32,906
GILEAD SCIENCES INC	128,300	43.336	34.280	1.1	30,506
BANK OF NEW YORK MELLON CORP	79,100	32.512	24.690	0.5	29,948
APACHE CORP	24,700	87.500	84.190	0.5	28,396
LOCKHEED MARTIN CORP	28,000	89.600	74.500	0.5	27,846
RESEARCH IN MOTION LTD	93,400	61.120	49.260	1.1	27,215
FREEPORT-MCMORAN COPPER	35,200	68.482	59.130	0.5	25,519
MEDCO HEALTH SOLUTIONS INC	54,300	49.822	55.080	0.7	25,163
PRUDENTIAL FINANCIAL INC	43,900	39.559	53.660	0.6	24,898
ACCENTURE PLC	166,600	35.395	38.650	1.6	24,630

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
THE TRAVELERS COMPANIES, INC.	55,000	38.740	49.250	0.7	24,396
BAXTER INTL INC	52,800	53.920	40.640	0.5	24,361
DANAHER CORP DEL	81,600	33.864	37.120	0.7	24,102
COSTCO WHOLESALE CORP	70,561	50.260	54.830	1.0	24,078
DEERE & CO	75,800	51.222	55.680	1.0	23,656
GENERAL MILLS INC	131,000	29.337	35.520	1.1	23,569
CELGENE CORP	124,700	45.680	50.820	1.6	23,421
PRAXAIR INC	48,900	79.508	75.990	0.9	23,249
THERMO FISHER SCIENTIFIC INC	106,700	49.597	49.050	1.3	20,130
AFLAC INC	73,000	21.774	42.670	0.8	20,036
FRANKLIN RESOURCES INC	39,900	97.571	86.190	0.8	19,594
CME GROUP INC	11,900	382.597	281.560	0.8	18,494
ALLERGAN INC	28,800	59.264	58.260	0.4	17,916
MCKESSON CORP	28,000	61.525	67.160	0.5	17,458
APPLIED MATLS INC	433,600	15.329	12.020	1.3	16,143
ROGERS COMMUNICATIONS INC	116,500	25.376	32.760	0.9	15,291
PRECISION CASTPARTS CORP	20,900	63.342	102.920	0.5	14,635
KOHLS CORP	86,600	53.987	47.500	1.0	14,626
BROADCOM CORP	135,500	25.131	32.970	1.5	14,530
BEST BUY CO INC	106,700	36.102	33.860	0.9	14,223
ADOBE SYSTEMS INC	127,700	32.427	26.430	0.8	13,913
GENZYME CORP	76,500	66.136	50.770	1.0	13,549
SOUTHWESTERN ENERGY CO	132,300	32.176	38.640	1.7	13,377
ACTIVISION BLIZZARD INC	208,900	11.289	10.490	0.5	13,049
INTUITIVE SURGICAL INC	8,100	122.851	315.620	0.6	12,362
ST JUDE MEDICAL INC	58,300	37.084	36.090	0.5	11,798
NORTHERN TRUST CORP	21,100	54.300	46.700	0.2	11,294
ECOLAB INC	95,200	40.333	44.910	1.1	10,431
MARVELL TECHNOLOGY GROUP	111,200	15.513	15.760	0.4	10,158
M & T BK CORP	13,200	81.480	84.950	0.3	10,098
MURPHY OIL CORP	40,300	61.982	49.550	0.5	9,458
ANALOG DEVICES	92,700	29.614	27.860	0.6	8,302
GOODRICH CORP	31,600	69.860	66.250	0.5	8,298
EXPEDITORS INTL WASH INC	73,400	27.667	34.510	0.6	7,347
ULTRA PETROLEUM CORP	133,100	50.903	44.250	1.5	6,736
VARIAN MED SYS INC	45,740	48.044	52.280	0.6	6,459
SEAGATE TECHNOLOGY	159,500	13.321	13.040	0.5	6,356
LINEAR TECHNOLOGY CORP	65,200	28.341	27.810	0.4	6,233
WISCONSIN ENERGY CORP	51,400	41.646	50.740	0.6	5,932
CALPINE CORP	86,000	13.838	12.720	0.3	5,651
PARTNERRE LTD	38,700	71.534	70.140	0.7	5,458
EQT CORPORATION	79,200	50.746	36.140	0.7	5,377
MCDERMOTT INTL INC	52,200	21.503	21.660	0.3	5,006
ALLEGHENY TECHNOLOGIES INC	19,600	78.597	44.190	0.2	4,355
DOLBY LABORATORIES INC-CL A	26,100	36.852	62.690	0.4	3,333
VEECO INSTRS INC DEL	50,600	48.301	34.280	0.4	1,380
CIENA CORP	244,700	13.923	12.680	0.8	1,180

WEIGHTED AVERAGE:	66,951
UNWEIGHTED AVERAGE:	46,126
MEDIAN:	24,630

Sit Large Cap Growth (a/c #7)

June 30, 2010

(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Large Cap Rep. Account (7)	13.5x	7.0%	1.6%	7.8%	13.7%	29%
S&P 500 Index	13.1x	7.6%	1.5%	1.4%	8.8%	26%
Russell 1000 Growth Index	14.1x	7.0%	0.7%	3.1%	10.2%	14%
Russell 1000 Value Index	12.6x	7.8%	1.5%	0.7%	5.9%	28%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	'09-'10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Large Cap Rep. Account (7)	10.3	15%	12%	15.2%	14.3%	5.0%
S&P 500 Index	18.4	13%	11%	10.7%	10.1%	18.9%
Russell 1000 Growth Index	19.7	16%	13%	11.5%	10.6%	12.4%
Russell 1000 Value Index	24.1	8%	10%	8.0%	8.0%	26.0%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings

Sit Large Cap Growth (A/C# 7)

June 30, 2010

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2011 P/E Ratio
APPLE COMPUTER INC	ELECTRONIC TECHNOLOGY	$12,929	3.2%	17.3%	15x
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	12,743	3.1%	10.0%	10x
MCDONALDS CORP	CONSUMER SERVICES	9,782	2.4%	10.0%	14x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	9,494	2.3%	11.8%	11x
GOOGLE INC	TECHNOLOGY SERVICES	9,299	2.3%	18.8%	14x
INTEL CORP	ELECTRONIC TECHNOLOGY	9,223	2.3%	11.5%	10x
PEPSICO INC	CONSUMER NON-DURABLES	9,082	2.2%	7.1%	13x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	8,619	2.1%	9.7%	15x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	8,579	2.1%	8.5%	10x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	8,571	2.1%	16.9%	13x
ORACLE CORP	TECHNOLOGY SERVICES	8,393	2.1%	13.0%	11x
COCA COLA CO	CONSUMER NON-DURABLES	8,114	2.0%	7.9%	13x
PHILIP MORRIS INTL INC	CONSUMER NON-DURABLES	7,192	1.8%	10.0%	11x
MICROSOFT CORP	TECHNOLOGY SERVICES	7,177	1.8%	11.4%	9x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	7,044	1.7%	40.7%	15x
ACCENTURE PLC	TECHNOLOGY SERVICES	6,439	1.6%	10.9%	13x
CELGENE CORP	HEALTH TECHNOLOGY	6,337	1.6%	22.7%	16x
GOLDMAN SACHS GROUP INC	FINANCE	6,262	1.5%	11.0%	7x
JPMORGAN CHASE & CO	FINANCE	6,202	1.5%	8.5%	8x
VISA INC	CONSUMER SERVICES	6,162	1.5%	19.9%	15x
BROADCOM CORP	ELECTRONIC TECHNOLOGY	6,116	1.5%	17.8%	13x
ULTRA PETROLEUM CORP	ENERGY MINERALS	5,890	1.5%	25.0%	13x
VERIZON COMMUNICATIONS	COMMUNICATIONS	5,786	1.4%	3.8%	12x
TARGET CORP	RETAIL TRADE	5,777	1.4%	13.1%	11x
WAL MART STORES INC	RETAIL TRADE	5,259	1.3%	11.0%	11x
	TOTAL		48.3		

Number of Equity Holdings = 95

NM= non-meaningful, N/A=not applicable

Equity Characteristics

Sit Large Cap Growth Fund (A/C# 7)

June 30, 2010

	Sit Large Cap Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2010 Projected Gain	+20.7%	+27.1%	+32.2%	+43.7%
2011 Projected Gain	+20.3%	+15.5%	+15.2%	+16.0%
5-Year Projected Growth	+13.1%	+12.8%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+1.7%	+1.7%	+2.2%	+2.2%
Total Fund	+1.7%	+1.7%	+2.2%	+2.2%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.8%	+14.5%	+10.2%	+10.2%
Weighted Average Price/Earnings Ratio [2]				
2010 Calendar P/E	15.4x	15.1x	15.3x	12.6x
2011 Calendar P/E	12.2x	13.1x	13.3x	10.9x
Median Price/Earnings Ratio [2]				
2010 Calendar P/E	14.1x	14.4x	N/A	13.7x
2011 Calendar P/E	12.5x	12.4x	N/A	11.8x
Average P/E-to-5-Year Earnings Growth Ratio				
2010 Calendar PEG	1.2x	1.0x	1.9x	1.6x
2011 Calendar PEG	0.9x	0.9x	1.7x	1.4x
Weighted Average Market Capitalization ($MIL)	66,951	68,281	74,018	74,018

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Sit Large Cap Growth Fund

Portfolio Free Cash Flow Yield Summary*

June 30, 2010

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield
Seagate Technology Inc.	0.51	1,348	5,831	23.1	0.0
Freeport-McMoRan Copper & Gold Inc.	0.51	5,174	32,494	15.9	1.0
Accenture Plc	1.59	2,675	20,594	13.0	1.9
McKesson Corp.	0.46	2,117	16,898	12.5	1.1
Intel Corp.	2.27	10,937	93,906	11.6	3.2
Analog Devices Inc.	0.64	732	6,307	11.6	3.2
Best Buy Co. Inc.	0.88	1,591	13,755	11.6	1.7
Microsoft Corp.	1.77	20,224	175,040	11.6	2.3
Marvell Technology Group Ltd.	0.43	870	8,132	10.7	0.0
ABB Ltd. ADS	0.94	3,628	34,065	10.7	2.6
Research In Motion Ltd.	1.13	2,555	24,044	10.6	0.0
Activision Blizzard Inc.	0.54	1,012	9,764	10.4	1.4
Kohl's Corp.	1.01	1,451	14,332	10.1	0.0
International Business Machines Corp.	3.14	17,218	170,777	10.1	2.1
EMC Corp.	0.45	3,358	34,128	9.8	0.0
Gilead Sciences Inc.	1.09	3,032	31,043	9.8	0.0
Johnson & Johnson	1.21	15,107	157,026	9.6	3.7
Lockheed Martin Corp.	0.51	2,792	29,341	9.5	3.4
QUALCOMM Inc.	2.11	3,951	42,598	9.3	2.3
Medco Health Solutions Inc.	0.74	2,385	27,190	8.8	0.0
Verizon Communications Inc.	1.43	15,466	177,405	8.7	6.8
Emerson Electric Co.	0.84	3,150	36,534	8.6	3.1
Costco Wholesale Corp.	0.95	1,756	20,784	8.4	1.5
Home Depot Inc.	0.79	4,476	53,350	8.4	3.4
Abbott Laboratories	0.46	7,017	85,856	8.2	3.8
Cisco Systems Inc.	2.34	8,016	98,269	8.2	0.0
Applied Materials Inc.	1.28	1,114	13,692	8.1	2.3
Veeco Instruments Inc.	0.43	90	1,132	8.0	0.0
Google Inc. (Cl A)	2.29	8,865	112,276	7.9	0.0
3M Co.	0.80	4,512	57,175	7.9	2.7
Medtronic Inc.	0.38	3,558	45,468	7.8	2.3
Oracle Corp.	2.07	8,451	108,767	7.8	0.9
Rogers Communications Inc. (Cl B)	0.94	2,060	27,105	7.6	3.8
United Technologies Corp.	1.12	5,216	68,769	7.6	2.6
Procter & Gamble Co.	2.12	14,695	196,250	7.5	3.2
Broadcom Corp.	1.51	1,092	14,585	7.5	1.0
Varian Medical Systems Inc.	0.59	417	5,842	7.1	0.0
Thermo Fisher Scientific Inc.	1.29	1,437	20,736	6.9	0.0
Baxter International Inc.	0.53	1,878	27,296	6.9	2.9
Danaher Corp.	0.75	1,687	25,389	6.6	0.2
Colgate-Palmolive Co.	1.26	2,737	41,363	6.6	2.7
Adobe Systems Inc.	0.83	833	12,679	6.6	0.0
Target Corp.	1.42	3,262	50,973	6.4	1.4
Occidental Petroleum Corp.	2.11	3,885	63,338	6.1	2.0
Deere & Co.	1.04	2,594	43,239	6.0	2.2
Apple Inc.	3.18	12,136	203,008	6.0	0.0
Allergan Inc.	0.41	1,073	18,370	5.8	0.3
General Electric Co.	0.84	35,025	603,878	5.8	2.8
Linear Technology Corp.	0.45	379	6,597	5.7	3.3
Coca-Cola Co.	2.00	6,720	119,418	5.6	3.5
Calpine Corp.	0.27	757	13,846	5.5	0.0
Goodrich Corp.	0.52	497	9,445	5.3	1.6
General Mills Inc.	1.15	1,531	29,507	5.2	2.8
Wal-Mart Stores Inc.	1.30	11,511	222,497	5.2	2.5
McDonald's Corp.	2.41	4,103	79,615	5.2	3.3
Precision Castparts Corp.	0.53	740	14,689	5.0	0.1
Celgene Corp.	1.56	976	19,619	5.0	0.0
Schlumberger Ltd.	1.17	3,336	67,153	5.0	1.5
United Parcel Service Inc. (Cl B)	0.39	3,135	63,533	4.9	3.3
Dolby Laboratories Inc. (Cl A)	0.40	299	6,322	4.7	0.0
St. Jude Medical Inc.	0.52	606	13,015	4.7	0.0
PepsiCo Inc.	2.24	5,199	118,108	4.4	3.2
Ecolab Inc.	1.05	505	11,545	4.4	1.4
Expeditors International of Washington Inc.	0.62	252	6,200	4.1	1.2
Apache Corp.	0.51	1,188	30,883	3.8	0.7
Murphy Oil Corp.	0.50	356	9,355	3.8	2.0
CVS Caremark Corp.	1.25	1,841	49,500	3.7	1.2
Philip Morris International Inc.	1.77	3,622	103,485	3.5	5.1
Praxair Inc.	0.92	955	29,059	3.3	2.4
Intuitive Surgical Inc.	0.63	368	11,602	3.2	0.0
Genzyme Corp.	0.96	395	12,945	3.1	0.0
McDermott International Inc.	0.28	98	4,332	2.3	0.0
Union Pacific Corp.	1.17	848	42,093	2.0	1.9
Wisconsin Energy Corp.	0.64	71	10,789	0.7	3.2
Southwestern Energy Co.	1.74	-372	14,045	-2.6	0.0
EQT Corp.	0.71	-185	6,548	-2.8	2.4
Suncor Energy Inc.	1.08	-1,712	59,142	-2.9	1.3
Ultra Petroleum Corp.	1.45	-436	7,843	-5.6	0.0
Ciena Corp.	0.76	-98	1,709	-5.7	0.0
Allegheny Technologies Inc.	0.21	-380	4,928	-7.7	1.6
Sit Large Cap Growth Fund Weighted Avg		5,359	74,770	6.6	1.8

* Excludes Financials and ADRs

Source: FactSet Research Systems and Sit Investment Associates, Inc.

SIA Large Cap Growth Composite

Growth Equity Accounts

Ending June 30, 2010

Quartile



5/95
Return (%)
30.00
20.00
10.00
0.00
-10.00
-20.00
Current Quarter
1 Year
2 Years
3 Years
4 Years
5 Years
Period

	Return	Return	Return	Return	Return	Return
5th Percentile	- 8.40	21.96	- 2.37	- 2.48	2.73	4.47
25th Percentile	- 10.73	15.25	- 6.72	- 5.07	0.38	2.06
Median	- 11.81	12.64	- 8.53	- 6.98	- 1.27	0.63
75th Percentile	- 12.78	10.34	- 10.79	- 8.70	- 2.79	- 0.78
95th Percentile	- 14.63	7.56	- 15.40	- 11.11	- 5.15	- 2.81
# of Portfolios	140	140	133	123	114	101
SIA Large Cap Composite	- 12.47	8.88	- 9.16	- 6.05	- 0.30	1.80
S&P 500 INDEX	- 11.43	14.43	- 8.11	- 9.81	- 3.02	- 0.79
Russell 1000 Growth	- 11.75	13.62	- 7.38	- 6.91	- 1.01	0.38

Universe Source: (c) Russell Investment Group

SIA Large Cap Growth Composite

Growth Equity Accounts

Five Years ending June 30, 2010



10.00
5.00
0.00
-5.00
-10.00
Annualized Return (%)
10.00
15.00
20.00
25.00
30.00
35.00
Annualized Standard Deviation
101 Portfolios
SIA Large Cap Composite
$ S&P 500
% Russell 1000
& Russell 1000 Growth

Risk-Free Proxy: ML TREAS 91D A

Universe Source: (c) Russell Investment Group

Sit Large Cap Growth
Up-Market/Down-Market Analysis



Average Quarterly Returns in Rising and Falling Markets Versus S&P 500 (December 2003 to June 2010)
12%
8%
4%
0%
-4%
-8%
-12%
S&P 500
Sit Lg Cap Growth
5.5%
5.8%
Rising Market
Falling Market
-7.4%
-6.1%
S&P 500
Sit Lg Cap Growth



Relative Average Quarterly Returns in Rising and Falling Markets Versus S&P 500 (December 2003 to June 2010)
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.3%
1.3%
Rising Market
Falling Market



Average Quarterly Returns in Rising and Falling Markets Versus Russell 1000 Growth (December 2003 to June 2010)
12%
8%
4%
0%
-4%
-8%
-12%
Russell 1000G
Sit Lg Cap Growth
5.3%
5.6%
Rising Market
Falling Market
-8.3%
-7.0%
Russell 1000G
Sit Lg Cap Growth



Relative Average Quarterly Returns in Rising and Falling Markets Versus Russell 1000 Growth (December 2003 to June 2010)
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
0.2%
1.3%
Rising Market
Falling Market

The Correlation of Returns is High



Few Winners
Since the S&P 500's April 23 peak, all the index's sectors have been down, as have both dividend-paying and non-dividend-paying stocks. Treasury bonds have been up.
S&P index of 10- to 20-year Treasury bonds 7.8%
-11.0% S&P 500
-11.3 S&P 500 dividend paying
-11.5 S&P 500 non-dividend paying
-1.3 Telecommunications
-1.6 Utilities
-4.5 Consumer staples
-6.9 Health care
-12.4 Technology
-12.5 Materials
-13.4 Financials
-13.7 Industrials
-14.4 Energy
-14.7 Consumer discretionary
Note: Data shows total return for all groups except dividend-paying stocks, for which only price return was available. Adding in dividends might have narrowed that group's decline by about 0.5%.
Source: Birinyi Associates

SOURCE: THE WALL STREET JOURNAL, July 12, 2010



Stocks in Sync
Stocks in the S&P 500 have been tracking the index to the highest degree since the 1987 crash, according to a measure of correlation that calculates the percentage of stocks moving in the same direction as the index.
80%
Black Monday
60
40
20
0
1980s
1990s
2000s
Source: Birinyi Associates

SOURCE: THE WALL STREET JOURNAL, July 12, 2010

High Beta/Low Quality Companies have Outperformed Since the Market Low

Russell 3000 - Performance from March 9,2009 to March 31, 2010

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	39%	62%	97%	49%	144%
Q2	77%	70%	71%	51%	98%
Q3	80%	78%	88%	68%	71%
Q4	88%	79%	76%	92%	45%
Q5 (Lowest)	118%	111%	71%	142%	39%

Stock prices with lowest return on equity appreciated the most

Companies with less healthy balance sheets appreciated the most

Russell 3000 - Performance from March 31, 2010 to June 30, 2010

Quintile*	Market Cap	ROE	Debt to Capital	Stock Price	Beta
Q1 (Highest)	-12%	-9%	-9%	-11%	-13%
Q2	-12%	-12%	-11%	-10%	-13%
Q3	-13%	-11%	-12%	-10%	-13%
Q4	-10%	-11%	-13%	-12%	-9%
Q5 (Lowest)	-10%	-13%	-12%	-13%	-8%

Source: Factset Research Systems, March 31, 2010

Performance Attribution

June 30, 2009 – June 30, 2010

Sector	Sit Large Cap Growth Fund Average Weight	Sit Large Cap Growth Fund Total Return	S&P 500 Average Weight	S&P 500 Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Energy Minerals	7.91	6.15	9.74	0.64	0.56	0.24	0.80
Utilities	0.70	21.28	3.67	5.80	0.07	0.24	0.31
Commercial Services	0.00	0.00	1.02	8.48	0.00	0.03	0.03
Health Services	1.44	32.17	2.26	22.26	0.08	-0.05	0.02
Communications	2.58	8.81	3.08	5.26	0.03	-0.07	-0.04
Non-Energy Minerals	0.58	-7.99	1.24	17.65	-0.07	-0.06	-0.13
Transportation	1.95	21.38	2.03	29.35	-0.14	-0.02	-0.16
Technology Services	8.62	5.69	6.62	4.88	0.06	-0.23	-0.16
Consumer Non-Durables	9.77	15.05	9.06	18.75	-0.30	0.01	-0.28
Health Technology	9.71	1.21	10.43	5.62	-0.41	0.10	-0.31
Retail Trade	7.01	7.82	6.15	11.66	-0.27	-0.07	-0.35
Industrial Services	2.55	-3.65	2.28	9.38	-0.32	-0.05	-0.37
Producer Manufacturing	7.27	24.36	7.51	30.73	-0.35	-0.05	-0.40
Consumer Services	4.54	19.12	4.82	28.61	-0.43	-0.05	-0.49
Process Industries	2.96	-5.40	2.60	11.58	-0.59	0.04	-0.55
[Cash]	2.90	0.12	0.00	0.00	0.00	-0.61	-0.61
Consumer Durables	0.99	-15.80	1.17	37.76	-0.65	0.01	-0.63
Finance	11.20	7.46	14.94	16.08	-0.91	0.03	-0.88
Electronic Technology	17.32	12.10	11.37	22.79	-1.48	0.34	-1.14
Total	**100.00**	**8.88**	**100.00**	**14.23**	**-5.12**	**-0.22**	**-5.35**

Source: FactSet Research Systems

Performance Attribution

June 30, 2009 – June 30, 2010

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Utilities	0.70	21.28	0.79	-5.76	0.13	0.02	0.16
Energy Minerals	7.91	6.15	3.01	-4.25	0.79	-0.64	0.15
Technology Services	8.62	5.69	12.21	6.20	-0.04	0.15	0.11
Commercial Services	0.00	0.00	1.81	6.40	0.00	0.10	0.10
Health Services	1.44	32.17	2.54	25.92	0.07	-0.15	-0.07
Transportation	1.95	21.38	1.91	26.69	-0.09	-0.01	-0.10
Health Technology	9.71	1.21	13.59	6.61	-0.49	0.38	-0.11
Consumer Non-Durables	9.77	15.05	12.45	16.97	-0.16	0.05	-0.11
Consumer Services	4.54	19.12	4.87	20.01	-0.09	-0.03	-0.12
Producer Manufacturing	7.27	24.36	7.06	28.01	-0.21	0.02	-0.19
Process Industries	2.96	-5.40	3.10	-0.38	-0.23	0.03	-0.20
Non-Energy Minerals	0.58	-7.99	1.12	28.92	-0.13	-0.09	-0.22
Industrial Services	2.55	-3.65	2.12	4.93	-0.19	-0.07	-0.26
Finance	11.20	7.46	4.86	10.65	-0.29	-0.08	-0.37
Consumer Durables	0.99	-15.80	0.76	8.03	-0.38	0.00	-0.38
Communications	2.58	8.81	0.67	35.09	-0.62	0.19	-0.44
Retail Trade	7.01	7.82	8.61	13.33	-0.41	-0.06	-0.46
[Cash]	2.90	0.12	0.00	0.00	0.00	-0.60	-0.60
Electronic Technology	17.32	12.10	18.53	22.47	-1.44	-0.18	-1.62
Total	**100.00**	**8.88**	**100.00**	**13.64**	**-3.77**	**-0.98**	**-4.75**

Source: Factset Research Systems

Performance Attribution

June 30, 2007 – June 30, 2010

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	9.30	-5.07	4.10	-34.15	3.43	-0.44	3.00
[Cash]	5.35	3.63	0.00	0.00	0.00	1.64	1.64
Process Industries	3.51	4.17	2.82	-15.93	0.46	0.28	0.74
Health Technology	11.03	-7.74	12.52	-9.45	-0.14	0.81	0.66
Health Services	1.94	-1.78	3.03	-16.12	0.38	0.09	0.47
Producer Manufacturing	7.92	-23.06	8.11	-23.33	0.08	0.37	0.45
Transportation	1.59	0.59	2.43	-13.33	0.19	0.21	0.40
Utilities	0.45	16.03	1.35	-41.50	0.04	0.27	0.31
Consumer Durables	0.61	-20.31	0.81	-51.83	-0.04	0.31	0.27
Commercial Services	0.10	-32.63	1.75	-37.50	-0.11	0.37	0.26
Consumer Services	4.59	-20.29	5.28	-22.11	0.00	0.09	0.10
Industrial Services	4.09	-44.09	4.25	-35.60	-0.35	0.27	-0.07
Consumer Non-Durables	8.30	9.35	10.25	6.44	-0.05	-0.24	-0.30
Communications	3.85	-29.18	0.77	-28.73	-0.19	-0.22	-0.41
Non-Energy Minerals	0.71	-70.17	1.19	-33.63	-0.58	-0.07	-0.65
Technology Services	7.67	-16.63	11.03	-13.08	-0.38	-0.28	-0.66
Retail Trade	4.83	-18.90	7.84	-18.15	-0.41	-0.25	-0.66
Finance	10.46	-45.07	5.13	-43.97	-0.33	-1.16	-1.49
Electronic Technology	13.71	-13.04	17.33	-5.87	-1.14	-0.73	-1.87
Total	**100.00**	**-17.07**	**100.00**	**-19.31**	**0.88**	**1.36**	**2.24**

Performance Attribution

March 31, 2005 – March 31, 2010

Sector	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	9.81	56.47	3.23	4.54	3.75	1.82	5.57
[Cash]	4.50	13.32	0.00	0.00	0.00	1.61	1.61
Process Industries	2.91	58.00	2.41	22.63	0.65	0.37	1.02
Transportation	1.89	46.59	2.35	19.18	0.26	0.61	0.87
Industrial Services	4.04	3.46	3.56	7.13	0.01	0.86	0.87
Consumer Durables	0.43	-17.56	1.19	-53.88	-0.02	0.77	0.74
Health Technology	11.57	3.23	13.13	4.95	-0.27	0.94	0.67
Retail Trade	5.26	-2.78	8.64	-10.10	0.16	0.27	0.43
Commercial Services	0.09	-27.32	2.02	-22.82	-0.06	0.43	0.37
Health Services	2.24	-0.12	3.60	-1.25	0.09	0.26	0.35
Producer Manufacturing	8.47	5.94	9.18	5.65	0.12	0.23	0.35
Utilities	0.27	16.03	1.19	-1.38	0.07	0.11	0.18
Communications	3.56	5.66	0.80	19.93	-0.48	0.43	-0.05
Consumer Services	4.95	-3.24	5.26	-3.83	-0.09	0.02	-0.07
Non-Energy Minerals	0.77	-45.40	1.02	33.49	-0.19	-0.13	-0.33
Finance	11.51	-21.53	5.96	-23.47	0.24	-0.69	-0.45
Consumer Non-Durables	6.55	36.66	9.36	36.87	-0.08	-0.41	-0.49
Technology Services	7.65	3.63	10.48	11.18	-0.55	-0.26	-0.81
Electronic Technology	12.76	2.74	16.60	19.47	-2.12	-0.72	-2.84
Total	**100.00**	**9.60**	**100.00**	**1.93**	**1.48**	**6.20**	**7.67**

V. Mid Cap Growth Portfolio Characteristics

Model Portfolios Use Opportunity Matrix

Mid Capitalization

S&P 500: 1030.71
10-Year U.S. Treasury: 2.952%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH	CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low P/E	Assets		Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 7				Colgate/Gilead Sciences/Amylin Pharma Laboratory Corp/Express Scripts/Stericycle Citrix Systems/ANSYS Southwestern Energy/Ultra Petroleum Cognizant Technology Solutions Sybase/BMC Software	TJX Cos/Nordstrom/ Dick's Sporting Goods/ Fossil/Guess	Broadcom/Marvell Technology/ Analog Devices/Linear Tech	
Second Tier (2-2½ %) 8				F5 Networks/Juniper Networks Affiliated Managers/T Rowe Price Adobe/Autodesk Expeditors Int'l/CH Robinson Coca-Cola Ent/Central European Dist/Hansen Natural Thermo Fisher Scientific/Millipore Alcon/Allergan Intuitive Surgical/IDEXX Laboratories/Varian NuVasive/Edwards Lifesciences Corp	AECOM Technology/ Smith Int'l/McDermott Int'l/ National Oilwell Varco		
Third Tier (1-1½ %) 34	TCF Financial	Ace Ltd/PartnerRe Aflac Northern Trust	Murphy Oil/Apache EQT Corp Ameriprise	Ecolab Intercontinental Exchange Synaptics Salesforce.com Apple/Research In Motion Alberto-Culver DeVry Tupperware/Avon Gamestop Dolby Labs American Tower Akamai Technologies Amdocs Strayer Ed. Covance	Airgas Precision Castparts Wisconsin Energy/CPN/UGI Scotts Miracle Gro SPX Corp Jacobs Engineering Snap On VMware Rockwell Collins NetApp Trimble Navigation Xilinx Int'l Game Technology Best Buy AGCO Flowserve Corp Activision Blizzard Allegheny Technologies Silicon Labs Harman Int'l	Cummins Albemarle Marriott Int'l Seagate Technology Ametek KLA-Tencor Cintas BJ's Wholesale Club Walter Ind	CF Industries
Sector Distribution	7%			53%	40%		

Targeted weightings as of 6/30/2010
* - means name is not currently owned

Mid Cap Growth Investment Universe

June 30, 2009

SCREEN #1 Market Cap $2.5B - $15B → **SCREEN #2** Long Term EPS Growth > 15% or '08 -'09 and '09-'10 EPS Growth > 15%

Sector	SCREEN #1 # OF COMPANIES	SCREEN #1 SECTOR WEIGHT	SCREEN #2 # OF COMPANIES	SCREEN #2 SECTOR WEIGHT	Russell Midcap Growth WEIGHT	S&P Midcap WEIGHT	Sit Mid Cap Growth Fund WEIGHT
Non-Energy Minerals	22	3.5	14	6.3	1.8	1.9	0.7
Producer Manufacturing	43	6.9	23	10.3	9.2	9.4	8.5
Electronic Technology	**39**	**6.2**	**22**	**9.9**	**12.4**	**6.8**	**15.9**
Consumer Durables	20	3.2	8	3.6	3.2	3.0	2.8
Energy Minerals	36	5.7	18	8.1	3.7	4.2	5.6
Process Industries	31	4.9	8	3.6	5.3	5.2	6.5
Health Technology	**40**	**6.4**	**15**	**6.7**	**9.2**	**7.8**	**11.2**
Consumer Non-Durables	32	5.1	7	3.1	6.8	4.1	5.3
Industrial Services	27	4.3	11	4.9	2.8	3.6	3.7
Commercial Services	26	4.1	12	5.4	4.7	3.8	0.0
Technology Services	**34**	**5.4**	**14**	**6.3**	**9.5**	**7.1**	**13.5**
Health Services	22	3.5	6	2.7	5.3	4.6	4.6
Consumer Services	33	5.3	16	7.2	6.2	4.2	3.2
Retail Trade	36	5.7	14	6.3	7.8	5.9	5.6
Transportation	9	1.4	5	2.2	3.1	2.1	2.1
Utilities	51	8.1	2	0.9	0.3	5.6	1.3
Finance	110	17.5	24	10.8	6.3	20.0	8.1
Communications	16	2.6	4	1.8	2.3	0.8	1.5
TOTAL	**627**	**100.0**	**223**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research and Sit Investment Associates, Inc.

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

June 30, 2010

PORTFOLIO WEIGHTINGS	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	1.5%	1.0%	1.1%	1.0%	1.0%	1.0%	1.1%	1.2%	0.7%
PRODUCER MANUFACTURING	11.2	10.0	10.7	9.1	9.4	9.6	8.5	9.2	8.5
ELECTRONIC TECHNOLOGY	8.5	8.5	9.8	10.4	12.6	12.8	14.9	14.6	15.9
CONSUMER DURABLES	3.1	3.5	2.6	3.7	3.7	3.0	2.6	3.0	2.8
ENERGY MINERALS	10.9	8.4	7.8	7.5	7.3	5.4	6.4	5.6	5.6
PROCESS INDUSTRIES	6.6	6.5	6.5	7.1	7.3	8.0	7.9	7.8	6.5
HEALTH TECHNOLOGY	15.4	16.9	17.7	16.4	14.4	14.1	11.6	11.6	11.2
CONSUMER NON-DURABLES	1.4	2.0	1.8	1.3	1.8	2.7	3.4	4.2	5.3
INDUSTRIAL SERVICES	9.9	7.0	3.5	3.7	4.4	4.5	4.2	4.5	3.7
COMMERCIAL SERVICES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	8.1	7.8	8.1	8.9	9.0	11.9	12.9	12.8	13.5
HEALTH SERVICES	4.0	5.4	6.2	5.8	5.5	4.1	4.1	3.7	4.6
CONSUMER SERVICES	3.4	4.1	4.4	3.4	3.5	3.3	3.2	3.3	3.2
RETAIL TRADE	3.3	4.2	3.7	5.2	4.7	5.3	5.6	5.6	5.6
TRANSPORTATION	2.1	2.3	3.4	3.1	2.9	2.8	2.8	1.9	2.1
UTILITIES	0.7	0.5	0.6	1.1	1.0	1.1	0.5	0.4	1.3
FINANCE	7.6	9.8	10.0	10.3	9.8	9.1	8.9	9.1	8.1
COMMUNICATIONS	2.2	2.3	2.1	2.2	1.9	1.3	1.6	1.3	1.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH WEIGHTINGS	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	1.9	1.4	1.3	1.1	0.6	0.6	0.6	0.6	1.8
PRODUCER MANUFACTURING	10.8	10.4	10.5	9.4	7.5	7.3	7.4	7.7	9.2
ELECTRONIC TECHNOLOGY	10.9	10.3	9.9	10.7	11.0	11.4	12.2	11.5	12.4
CONSUMER DURABLES	2.4	2.7	2.1	2.1	2.6	2.7	2.5	2.4	3.2
ENERGY MINERALS	8.4	5.6	4.9	5.1	2.5	2.8	3.2	3.2	3.7
PROCESS INDUSTRIES	3.5	3.8	4.1	4.4	4.8	4.9	4.6	4.6	5.3
HEALTH TECHNOLOGY	7.1	8.8	8.7	9.3	9.2	8.8	8.7	9.4	9.2
CONSUMER NON-DURABLES	4.2	5.3	5.5	5.2	8.4	8.4	8.5	8.3	6.8
INDUSTRIAL SERVICES	8.5	6.7	5.4	4.7	4.4	4.8	4.4	4.4	2.8
COMMERCIAL SERVICES	3.7	3.9	4.1	4.0	5.2	4.5	4.8	4.9	4.7
TECHNOLOGY SERVICES	7.4	7.4	8.1	8.8	9.8	10.3	10.6	10.2	9.5
HEALTH SERVICES	3.8	4.9	5.2	4.9	5.1	4.9	5.0	4.9	5.3
CONSUMER SERVICES	7.2	7.8	8.8	8.8	5.8	5.7	5.3	5.5	6.2
RETAIL TRADE	5.0	6.3	6.2	7.4	7.5	7.6	7.4	8.0	7.8
TRANSPORTATION	1.8	2.1	2.6	2.2	2.7	2.9	2.9	3.1	3.1
UTILITIES	4.6	3.3	4.0	3.5	3.5	3.3	2.8	2.3	0.3
FINANCE	6.0	6.4	5.8	5.4	8.2	8.0	7.9	8.0	6.3
COMMUNICATIONS	2.6	2.7	2.8	3.0	1.2	1.1	1.1	1.1	2.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Mid Cap Growth

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
HAYNES INTERNATIONAL INC	478	0.4
ALLEGHENY TECHNOLOGIES INC	411	0.4
		0.7

PRODUCER MANUFACTURING	$000	% EQUITY
CUMMINS INC	2,201	1.7
PRECISION CASTPARTS CORP	1,914	1.5
SPX CORP	1,531	1.2
ROCKWELL COLLINS INC	1,313	1.0
TRIMBLE NAVIGATION LTD	1,310	1.0
AMETEK INC	1,074	0.8
AGCO CORP	863	0.7
FLOWSERVE CORP	801	0.6
		8.5

ELECTRONIC TECHNOLOGY	$000	% EQUITY
BROADCOM CORP	2,584	2.0
F5 NETWORKS INC	2,370	1.8
SYNAPTICS INC	1,513	1.2
MARVELL TECHNOLOGY GROUP	1,459	1.1
ANALOG DEVICES	1,401	1.1
VEECO INSTRS INC DEL	1,388	1.1
NETAPP INC	1,335	1.0
LINEAR TECHNOLOGY CORP	1,299	1.0
SEAGATE TECHNOLOGY	1,187	0.9
JUNIPER NETWORKS INC	1,139	0.9
RESEARCH IN MOTION LTD	1,014	0.8
XILINX INC	1,058	0.8
CIENA CORP	914	0.7
KLA-TENCOR CORP	881	0.7
SILICON LABORATORIES INC	515	0.4
APPLE COMPUTER INC	377	0.3
		15.9

CONSUMER DURABLES	$000	% EQUITY
SNAP ON INC	1,403	1.1
FOSSIL INC	883	0.7
ACTIVISION BLIZZARD INC	781	0.6
TUPPERWARE BRANDS CORP	841	0.5
		2.8

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	2,613	2.0
ULTRA PETROLEUM CORP	1,274	1.0
MURPHY OIL CORP	1,110	0.9
APACHE CORP	891	0.7
EQT CORPORATION	780	0.6
WALTER ENERGY INC	603	0.5
		5.6

PROCESS INDUSTRIES	$000	% EQUITY
ECOLAB INC	2,233	1.7
AIRGAS INC	2,040	1.6
ALBEMARLE CORP	1,719	1.3
SCOTTS MIRACLE GRO CO	1,600	1.3
CF INDS HLDGS INC	780	0.6
		6.4

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	2,118	2.1
THERMO FISHER SCIENTIFIC INC	1,783	1.4
NUVASIVE INC	1,503	1.2
GILEAD SCIENCES INC	1,457	1.1
ALLERGAN INC	1,383	1.1
INTUITIVE SURGICAL INC	1,245	1.0
ALCON INC	1,053	0.8
IDEXX LABS INC	861	0.6
AMYLIN PHARMACEUTICALS INC	823	0.6
EDWARDS LIFESCIENCES COR	773	0.6
MILLIPORE CORP	680	0.5
VARIAN MED SYS INC	350	0.3
		11.3

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	1,613	1.3
ALBERTO CULVER CO NEW	1,401	1.1
COCA COLA ENTERPRISES IN	1,244	1.0
CENTRAL EUROPEAN DIST COR	814	0.6
HANSEN NATURAL CORP	704	0.5
AVON PRODS INC	633	0.5
GUESS INC	547	0.4
		5.3

INDUSTRIAL SERVICES	$000	% EQUITY
JACOBS ENGINEERING GROUP INC	1,414	1.1
SMITH INTERNATIONAL INC	981	0.8
AECOM TECHNOLOGY CORP	980	0.8
MCDERMOTT INTL INC	799	0.6
NATIONAL OILWELL VARCO INC	515	0.4
		3.7

TECHNOLOGY SERVICES	$000	% EQUITY
COGNIZANT TECH SOLUTIONS	3,684	2.9
SYBASE INC	3,045	2.4
CITRIX SYSTEMS INC	2,037	1.6
ANSYS INC	1,881	1.5
SALESFORCE COM INC	1,519	1.2
ADOBE SYSTEMS INC	1,433	1.1
AUTODESK INC	1,281	1.0
DOLBY LABORATORIES INC-CL A	1,135	0.9
AMDOCS LTD	789	0.6
BMC SOFTWARE INC	591	0.5
		13.5

HEALTH SERVICES	$000	% EQUITY
LABORATORY CP OF AMER HLDGS	1,881	1.5
EXPRESS SCRIPTS INC	1,777	1.4
STERICYCLE INC	879	0.7
ALLSCRIPTS HEALTHCARE SOLTNS	700	0.5
COVANCE INC	677	0.5
		4.6

CONSUMER SERVICES	$000	% EQUITY
DEVRY INC	1,349	1.0
MARRIOTT INTL INC	1,188	0.9
INTL GAME TECHNOLOGY	951	0.7
STRAYER ED INC	707	0.5
		3.2

RETAIL TRADE	$000	% EQUITY
TJX COS INC	1,988	1.5
NORDSTROM INC	1,341	1.0
GAMESTOP CORP	1,219	0.9
DICKS SPORTING GOODS INC	1,197	0.9
BEST BUY CO INC	888	0.7
BJS WHOLESALE CLUB INC	759	0.6
		5.6

TRANSPORTATION	$000	% EQUITY
EXPEDITORS INTL WASH INC	1,588	1.2
C H ROBINSON WORLDWIDE INC	1,097	0.8
		2.1

UTILITIES	$000	% EQUITY
CALPINE CORP	655	0.5
WISCONSIN ENERGY CORP	649	0.5
UGI CORP NEW	330	0.3
		1.3

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	2,289	1.8
INTERCONTINENTALEXCHANGE INC	1,729	1.3
AFFILIATED MANAGERS GRP INC	1,623	1.3
ACE LTD	1,288	1.0
PRICE T ROWE GROUP INC	1,203	0.9
AFLAC INC	1,075	0.8
PARTNERRE LTD	652	0.5
AMERIPRISE FINL INC	598	0.5
		8.1

COMMUNICATIONS	$000	% EQUITY
AMERICAN TOWER CORP	988	0.8
AKAMAI TECHNOLOGIES INC	959	0.7
		1.5

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

June 30, 2010

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	1,500	98.674	251.530	0.3	228,377
ALCON INC	7,100	127.129	148.190	0.8	44,491
GILEAD SCIENCES INC	42,500	33.623	34.280	1.1	30,506
APACHE CORP	11,000	89.218	84.190	0.7	28,395
RESEARCH IN MOTION LTD	21,600	66.088	49.260	0.8	27,215
EXPRESS SCRIPTS INC	37,800	27.255	47.020	1.4	25,850
CELGENE CORP	52,500	12.632	50.820	2.1	23,421
THERMO FISHER SCIENTIFIC INC	35,950	28.128	49.050	1.4	20,130
AFLAC INC	25,200	22.642	42.670	0.8	20,036
AMERICAN TOWER CORP	22,200	28.373	44.500	0.8	17,953
ALLERGAN INC	23,400	59.331	58.260	1.1	17,916
ACE LTD	24,950	53.026	51.480	1.0	17,434
TJX COS INC	47,300	30.023	41.950	1.5	17,115
COGNIZANT TECH SOLUTIONS	73,800	20.584	50.060	2.9	14,989
PRECISION CASTPARTS CORP	13,600	59.084	102.920	1.5	14,635
BROADCOM CORP	78,375	27.811	32.970	2.0	14,530
BEST BUY CO INC	26,100	39.357	33.860	0.7	14,223
ADOBE SYSTEMS INC	54,190	26.003	26.430	1.1	13,913
NATIONAL OILWELL VARCO INC	17,100	34.200	33.070	0.4	13,857
SOUTHWESTERN ENERGY CO	67,600	18.070	38.640	2.0	13,377
NET APP INC	35,500	30.863	37.310	1.0	13,153
CUMMINS INC	33,800	49.924	65.130	1.7	13,064
ACTIVISION BLIZZARD INC	69,200	11.953	10.490	0.6	13,049
COCA COLA ENTERPRISES IN	48,100	19.462	25.860	1.0	12,941
INTUITIVE SURGICAL INC	3,946	102.249	315.620	1.0	12,362
JUNIPER NETWORKS INC	49,900	27.427	22.820	0.9	12,006
PRICE T ROWE GROUP INC	27,100	26.817	44.390	0.9	11,522
AVON PRODS INC	23,500	31.769	26.500	0.5	11,353
COACH INC	44,100	23.884	36.550	1.2	11,152
SALESFORCE COM INC	17,700	56.207	85.820	1.2	11,045
MARRIOTT INTL INC	39,532	33.296	29.940	0.9	10,813
ECOLAB INC	49,500	44.946	44.910	1.7	10,431
MARVELL TECHNOLOGY GROUP	92,600	15.348	15.760	1.1	10,153
C H ROBINSON WORLDWIDE INC	19,700	26.231	55.660	0.8	9,633
MURPHY OIL CORP	22,400	51.359	49.550	0.9	9,483
SMITH INTERNATIONAL INC	26,200	24.235	37.650	0.8	9,357
AMERIPRISE FINL INC	16,500	46.074	36.130	0.5	9,304
ROCKWELL COLLINS INC	24,700	63.720	53.130	1.0	8,362
INTERCONTINENTAL EXCHANGE INC	15,300	66.004	113.030	1.3	8,358
ANALOG DEVICES	50,450	34.463	27.860	1.1	8,302
LABORATORY CP OF AMER HLDGS	25,300	30.956	75.350	1.5	7,863
CITRIX SYSTEMS INC	48,700	35.174	42.230	1.6	7,844
EXPEDITORS INTL WASH INC	45,800	41.196	34.510	1.2	7,347
NORDSTROM INC	38,700	36.004	32.190	1.0	7,053
AKAMAI TECHNOLOGIES INC	23,660	30.428	40.570	0.7	6,983
XILINX INC	41,900	22.666	25.260	0.8	6,918
ULTRA PETROLEUM CORP	28,800	38.217	44.250	1.0	6,735
VARIAN MED SYS INC	6,700	53.422	52.280	0.3	6,459
SEAGATE TECHNOLOGY	91,000	12.334	13.040	0.9	6,356
EDWARDS LIFESCIENCES COR	13,800	48.989	56.020	0.6	6,348
BMC SOFTWARE INC	17,200	29.795	34.630	0.5	6,241
LINEAR TECHNOLOGY CORP	46,700	27.404	27.810	1.0	6,233
MILLIPORE CORP	6,400	74.580	106.650	0.5	5,997
WISCONSIN ENERGY CORP	12,800	42.602	50.740	0.5	5,932
CALPINE CORP	51,500	13.019	12.720	0.5	5,651
SYBASE INC	47,100	35.091	64.660	2.4	5,616
AUTODESK INC	52,800	24.536	24.360	1.0	5,590
STERICYCLE INC	13,400	18.480	65.580	0.7	5,550
AMDOCS LTD	29,400	34.851	26.850	0.6	5,542
F5 NETWORKS INC	33,100	38.625	68.570	1.8	5,496
PARTNERRE LTD	9,300	62.323	70.140	0.5	5,488
EQT CORPORATION	20,200	55.911	36.140	0.6	5,377
AIRGAS INC	32,800	39.628	62.200	1.6	5,192
MCDERMOTT INTL INC	36,900	16.007	21.660	0.6	5,006
FLOWSERVE CORP	9,500	61.295	84.800	0.6	4,754
KLA-TENCOR CORP	33,400	49.696	27.880	0.7	4,739
INTL GAME TECHNOLOGY	60,600	43.985	15.700	0.7	4,630
JACOBS ENGINEERING GROUP INC	38,800	60.958	36.440	1.1	4,556
CF INDS HLDGS INC	11,500	58.967	63.460	0.6	4,508
ALLEGHENY TECHNOLOGIES INC	10,550	76.630	44.190	0.4	4,355
AMETEK INC	26,750	26.006	40.150	0.8	4,270
DEVRY INC	25,700	47.802	52.490	1.0	3,739
ANSYS INC	47,100	31.785	40.570	1.5	3,672
ALBEMARLE CORP	43,300	42.234	39.710	1.3	3,629
IDEXX LABS INC	13,400	41.965	60.900	0.6	3,511
HANSEN NATURAL CORP	18,000	36.411	39.110	0.5	3,472
TRIMBLE NAVIGATION LTD	45,000	14.880	28.000	1.0	3,396
DOLBY LABORATORIES INC-CL A	18,100	37.145	62.690	0.9	3,333
COVANCE INC	13,200	59.151	51.320	0.5	3,319
WALTER ENERGY INC	9,900	74.226	60.850	0.5	3,266
SCOTTS MIRACLE GRO CO	36,700	34.793	44.410	1.3	2,970
GUESS INC	17,500	44.427	31.240	0.4	2,912
STRAYER ED INC	3,400	201.136	207.890	0.5	2,893
GAMESTOP CORP	64,900	38.546	18.790	0.9	2,847
UGI CORP NEW	13,100	25.331	25.440	0.3	2,778
AFFILIATED MANAGERS GRP INC	26,700	92.520	60.770	1.3	2,707
AMYLIN PHARMACEUTICALS INC	43,200	47.376	18.800	0.6	2,700
ALBERTO CULVER CO NEW	51,900	28.213	27.090	1.1	2,663
AECOM TECHNOLOGY CORP	42,600	22.346	23.060	0.8	2,645
SPX CORP	29,000	37.070	52.810	1.2	2,635
TUPPERWARE BRANDS CORP	16,200	46.180	39.850	0.5	2,518
AGCO CORP	31,600	46.067	26.970	0.7	2,509
SNAP ON INC	34,300	39.607	40.910	1.1	2,365
TCF FINANCIAL CORP	137,800	18.579	16.610	1.8	2,361
ALLSCRIPTS HEALTHCARE SOLTNS	43,500	16.176	16.100	0.5	2,359
FOSSIL INC	24,300	36.590	34.700	0.7	2,338
DICKS SPORTING GOODS INC	43100	25.22626	24.890	0.9	2,258
BJS WHOLESALE CLUB INC	20600	33.71106	37.010	0.6	1,992
SILICON LABORATORIES INC	12700	39.78973	40.560	0.4	1,866
CENTRAL EUROPEAN DIST COR	33400	60.62596	21.380	0.6	1,510
NUVASIVE INC	44088	38.72744	35.460	1.2	1,388
VEECO INSTRS INC DEL	40600	39.79704	34.280	1.1	1,380
CIENA CORP	76000	10.72664	12.680	0.7	1,180
SYNAPTICS INC	56800	25.86293	27.500	1.2	932
HAYNES INTERNATIONAL INC	15500	25.44002	30.830	0.4	374

WEIGHTED AVERAGE:	9,377
UNWEIGHTED AVERAGE:	10,495
MEDIAN:	5,997

Sit Mid Cap Growth
June 30, 2010
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Mid Cap Growth Rep. Account	14.7x	6.3%	0.0%	4.9%	17.0%	0%
Russell Mid Cap Growth Index	14.4x	6.8%	0.2%	1.2%	8.9%	7%
Russell Mid Cap Value Index	12.9x	7.9%	1.2%	0.0%	4.3%	24%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	'09-'10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Mid Cap Growth Rep. Account	13.0	17%	14%	13.0%	14.1%	-8.7%
Russell Mid Cap Growth Index	22.1	16%	14%	10.8%	10.2%	13.1%
Russell Mid Cap Value Index	28.2	8%	10%	7.5%	7.7%	28.2%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has bee

Top 25 Holdings

Sit Mid Cap Growth

June 30, 2010

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2011 P/E Ratio
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	$3,694	2.9%	17.4%	21x
SYBASE INC	TECHNOLOGY SERVICES	3,045	2.4%	14.4%	23x
CELGENE CORP	HEALTH TECHNOLOGY	2,668	2.1%	22.7%	16x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	2,612	2.0%	40.7%	15x
BROADCOM CORP	ELECTRONIC TECHNOLOGY	2,584	2.0%	17.8%	13x
TCF FINANCIAL CORP	FINANCE	2,289	1.8%	4.0%	12x
F5 NETWORKS INC	ELECTRONIC TECHNOLOGY	2,270	1.8%	16.7%	24x
ECOLAB INC	PROCESS INDUSTRIES	2,223	1.7%	13.2%	18x
CUMMINS INC	PRODUCER MANUFACTURING	2,201	1.7%	17.0%	12x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	2,057	1.6%	11.2%	20x
AIRGAS INC	PROCESS INDUSTRIES	2,040	1.6%	12.8%	19x
TJX COS INC	RETAIL TRADE	1,984	1.5%	13.8%	11x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	1,914	1.5%	10.4%	13x
ANSYS INC	TECHNOLOGY SERVICES	1,911	1.5%	17.0%	18x
LABORATORY CP OF AMER HLDGS	HEALTH SERVICES	1,906	1.5%	12.5%	12x
EXPRESS SCRIPTS INC	HEALTH SERVICES	1,777	1.4%	17.9%	14x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	1,763	1.4%	10.2%	13x
INTERCONTINENTALEXCHANGE INC	FINANCE	1,729	1.3%	15.4%	18x
ALBEMARLE CORP	PROCESS INDUSTRIES	1,719	1.3%	10.7%	12x
SCOTTS MIRACLEGRO CO	PROCESS INDUSTRIES	1,630	1.3%	10.0%	12x
AFFILIATED MANAGERS GRP INC	FINANCE	1,623	1.3%	14.0%	9x
COACH INC	CONSUMER NON - DURABLES	1,612	1.2%	16.0%	13x
EXPEDITORS INTL WASH INC	TRANSPORTATION	1,581	1.2%	17.5%	22x
NUVASIVE INC	HEALTH TECHNOLOGY	1,563	1.2%	60.3%	21x
SYNAPTICS INC	ELECTRONIC TECHNOLOGY	1,562	1.2%	21.8%	12x
	TOTAL		40.4		

Number of Equity Holdings = 105

NM= non-meaningful, N/A=not applicable

Equity Characteristics

Sit Mid Cap Growth

June 30, 2010

	Sit Mid Cap Growth Fund	Russell Midcap Growth	Russell Midcap	S&P Midcap
Earnings Outlook - Strong Growth [1]				
2010 Projected Gain	+26.9%	+26.0%	+23.8%	+19.1%
2011 Projected Gain	+21.3%	+19.3%	+21.2%	+22.1%
5-Year Projected Growth	+14.9%	+14.1%	+11.9%	+12.6%
Dividend Yield				
Equities Only	+0.8%	+1.1%	+1.6%	+1.4%
Total Fund	+0.7%	+1.1%	+1.6%	+1.4%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.6%	+15.2%	+13.5%	+14.0%
Weighted Average Price/Earnings Ratio [2]				
2010 Calendar P/E	20.3x	17.7x	18.5x	18.6x
2011 Calendar P/E	15.5x	15.2x	15.6x	16.1x
Median Price/Earnings Ratio [2]				
2010 Calendar P/E	16.4x	14.6x	14.5x	15.1x
2011 Calendar P/E	12.9x	12.6x	12.4x	12.7x
Average P/E-to-5-Year Earnings Growth Ratio				
2010 Calendar PEG	1.4x	1.2x	1.4x	1.3x
2011 Calendar PEG	1.0x	1.0x	1.2x	1.1x
Weighted Average Market Capitalization ($MIL)	9,877	6,094	6,077	2,908

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Sit Mid Cap Growth Fund
Portfolio Free Cash Flow Yield Summary*
June 30, 2010

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield
Haynes International Inc.	0.37	65	260	25.1	2.6
Seagate Technology Inc.	0.92	1,348	6,036	22.3	0.0
GameStop Corp. (Cl A)	0.94	493	2,808	17.5	0.0
AGCO Corp.	0.66	405	2,836	14.3	0.0
Amdocs Ltd.	0.61	580	4,320	13.4	0.0
Fossil Inc.	0.65	240	1,975	12.1	0.0
TJX Cos.	1.53	1,926	16,119	12.0	1.4
BMC Software Inc.	0.46	613	5,250	11.7	0.0
Analog Devices Inc.	1.09	732	6,301	11.6	3.2
SPX Corp.	1.18	394	3,425	11.5	1.9
Best Buy Co. Inc.	0.68	1,591	14,061	11.3	1.7
Guess? Inc.	0.42	280	2,492	11.2	2.0
Jacobs Engineering Group Inc.	1.09	407	3,688	11.0	0.0
KLA-Tencor Corp.	0.72	412	3,818	10.8	2.2
DeVry Inc.	1.04	318	2,999	10.6	0.4
Research In Motion Ltd.	0.82	2,555	24,176	10.6	0.0
CF Industries Holdings Inc.	0.56	244	2,321	10.5	0.6
Marvell Technology Group Ltd.	1.13	870	8,274	10.5	0.0
Snap-On Inc.	1.08	287	2,793	10.3	2.9
Nordstrom Inc.	0.96	897	8,764	10.2	2.5
Activision Blizzard Inc.	0.56	1,012	9,888	10.2	1.4
Coach Inc.	1.25	1,002	9,998	10.0	1.6
Synaptics Inc.	1.21	75	764	9.9	0.0
Gilead Sciences Inc.	1.13	3,032	31,133	9.7	0.0
National Oilwell Varco Inc.	0.44	1,203	12,357	9.7	1.2
Silicon Laboratories Inc.	0.40	131	1,445	9.1	0.0
Xilinx Inc.	0.82	526	5,896	8.9	2.5
Tupperware Brands Corp.	0.50	242	2,774	8.7	2.5
Laboratory Corp. of America Holdings	1.47	777	9,085	8.6	0.0
NetApp Inc.	1.02	839	10,271	8.2	0.0
Dick's Sporting Goods Inc.	0.93	221	2,758	8.0	0.0
Flowserve Corp.	0.62	383	4,854	7.9	1.4
Veeco Instruments Inc.	1.07	90	1,146	7.9	0.0
Express Scripts Inc.	1.37	2,076	27,193	7.6	0.0
Broadcom Corp.	2.00	1,092	14,585	7.5	1.0
Rockwell Collins Inc.	1.01	638	8,550	7.5	1.8
Sybase Inc.	2.35	351	4,740	7.4	0.0
Varian Medical Systems Inc.	0.27	417	5,737	7.3	0.0
Autodesk Inc.	0.99	328	4,517	7.3	0.0
Albemarle Corp.	1.33	297	4,160	7.1	1.4
Thermo Fisher Scientific Inc.	1.36	1,437	20,166	7.1	0.0
Cummins Inc.	1.70	894	12,588	7.1	1.1
Walter Energy, Inc.	0.47	220	3,252	6.8	0.8
Citrix Systems Inc.	1.59	481	7,168	6.7	0.0
Hansen Natural Corp.	0.54	206	3,124	6.6	0.0
Smith International Inc.	0.76	786	11,984	6.6	1.3
Adobe Systems Inc.	1.11	833	12,884	6.5	0.0
Alberto-Culver Co.	1.09	162.89	2624.4695	6.206512	1.2950757
Ametek Inc.	0.88	313.38	5095.124	6.174765	0.5979585
International Game Technology	0.74	378	6,161	6.1	1.5
Apple Inc.	0.29	######	201,471	6.0	0.0
Trimble Navigation Ltd.	0.97	192	3,252	5.9	0.0
Linear Technology Corp.	1.00	379	6,494	5.8	3.3
Allergan Inc.	1.05	1,073	18,513	5.8	0.3
Calpine Corp.	0.51	757	13,743	5.5	0.0
Juniper Networks Inc.	0.88	564	10,325	5.5	0.0
Airgas Inc.	1.58	347	6,670	5.2	1.4
Marriott International Inc.	0.91	703	13,743	5.1	0.5
Ansys Inc.	1.48	175	3,459	5.1	0.0
Precision Castparts Corp.	1.48	740	14,686	5.0	0.1
Covance Inc.	0.52	149	3,023	4.9	0.0
Alcon Inc.	0.81	2,035	41,646	4.9	2.5
Allscripts-Misys Healthcare Solutions Inc	0.54	108	2,203	4.9	0.0
F5 Networks Inc.	1.75	245	5,071	4.8	0.0
Celgene Corp.	2.06	976	20,411	4.8	0.0
Akamai Technologies Inc.	0.74	301	6,386	4.7	0.0
Dolby Laboratories Inc. (Cl A)	0.88	299	6,341	4.7	0.0
BJ's Wholesale Club Inc.	0.59	106	2,278	4.6	0.0
Millipore Corp.	0.53	306	6,658	4.6	0.0
Strayer Education Inc.	0.55	122	2,716	4.5	1.4
Ecolab Inc.	1.72	505	11,468	4.4	1.4
UGI Corp.	0.26	218	4,987	4.4	3.9
Avon Products Inc.	0.48	557	12,833	4.3	3.3
Scotts Miracle-Gro Co.	1.26	181	4,295	4.2	1.1
Expeditors International of Washington I	1.22	252	6,187	4.1	1.2
Cognizant Technology Solutions Corp.	2.86	519	13,350	3.9	0.0
Apache Corp.	0.72	1,188	30,870	3.8	0.7
Murphy Oil Corp.	0.86	356	9,311	3.8	2.0
IDEXX Laboratories Inc.	0.63	132	3,559	3.7	0.0
Stericycle Inc.	0.68	238	6,463	3.7	0.0
Central European Distribution Corp.	0.55	96	2,710	3.6	0.0
Coca-Cola Enterprises Inc.	0.96	726	20,793	3.5	1.4
C.H. Robinson Worldwide Inc.	0.85	291	8,864	3.3	1.8
Intuitive Surgical Inc.	0.96	368	11,405	3.2	0.0
American Tower Corp.	0.76	634	21,453	3.0	0.0
Salesforce.com Inc.	1.17	263	10,448	2.5	0.0
Edwards Lifesciences Corp.	0.80	153	6,103	2.5	0.0
AECOM Technology Corp.	0.76	62	2,609	2.4	0.0
McDermott International Inc.	0.82	98	4,292	2.3	0.0
NuVasive Inc.	1.21	15	1,399	1.1	#N/A
Wisconsin Energy Corp.	0.50	71	10,692	0.7	3.2
Southwestern Energy Co.	2.02	-372	14,076	-2.6	0.0
EQT Corp.	0.56	-185	6,471	-2.9	2.4
Amylin Pharmaceuticals Inc.	0.63	-95	2,807	-3.4	0.0
Ultra Petroleum Corp.	0.99	-436	7,742	-5.6	0.0
Ciena Corp.	0.74	-98	1,717	-5.7	0.0
Allegheny Technologies Inc.	0.36	-330.4	4923.9844	-7.725451	1.6298234
Sit Mid Cap Growth Fund Weighted Avg		607	9,895	6.5	0.7

* Excludes Financials and ADRs

Source: FactSet Research Systems and Sit Investment Associates, Inc.

SIA Mid Cap Composite
Mid Cap – Growth Equity
Ending June 30, 2010
Quartile


Min/Max
40.00
30.00
20.00
10.00
0.00
-1000
-2000
-3000
Return (%)
Current Quarter
1 Year
2 Years
3 Years
4 Years
5 Years
Period

	Return	Return	Return	Return	Return	Return
Maximum	- 4.69	35.72	3.64	- 0.93	5.75	8.06
25th Percentile	- 7.80	24.93	- 4.19	- 3.29	1.45	4.43
Median	- 9.82	21.01	- 8.05	- 6.49	- 0.70	2.36
75th Percentile	-10.76	18.23	-11.79	- 8.19	- 2.09	1.49
Minimum	-15.26	5.22	-22.09	-14.86	- 6.91	- 2.85
# of Portfolios	55	55	53	52	48	47
SIA Mid Cap Composite	- 9.39	18.18	-10.12	- 7.33	- 0.75	2.40
Russell Midcap Growth	-10.20	21.30	- 8.07	- 7.53	- 1.36	1.37
Russell Midcap	- 9.88	25.13	- 6.65	- 8.19	- 1.67	1.22

Universe Source: (c) Russell Investment Group

SIA Mid Cap Composite

Mid Cap - Growth Equity

5 years Ending June 30, 2010

Scatter


10.00
8.00
6.00
4.00
2.00
0.00
-2.00
-4.00
12.50
15.00
17.50
20.00
22.50
25.00
27.50
30.00
32.50

Market Proxy: RUS MIDCAP GR

Risk-Free Proxy: ML TREAS 91D A

Universe Source: (c) Russell Investment Group

Performance Attribution Analysis By Economic Sector

June 30, 2009 – June 30, 2010

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Technology Services	11.59	54.47	10.03	27.70	2.17	0.00	2.18
Commercial Services	0.00	0.00	4.78	0.63	0.00	0.96	0.96
Utilities	0.48	22.80	2.55	-3.73	0.11	0.58	0.69
Process Industries	7.60	25.99	4.69	18.14	0.53	-0.11	0.42
Communications	2.04	63.59	1.40	32.30	0.47	-0.05	0.42
Producer Manufacturing	9.07	31.32	7.50	29.62	0.14	0.18	0.32
Non-Energy Minerals	0.99	30.68	0.64	16.13	0.14	0.07	0.21
Consumer Services	3.29	9.12	5.60	14.16	-0.16	0.16	-0.01
Consumer Non-Durables	3.38	21.94	8.39	24.21	-0.13	-0.02	-0.15
[Cash]	1.11	0.12	0.00	0.00	0.00	-0.28	-0.28
Health Services	4.24	17.07	4.97	22.90	-0.33	-0.10	-0.43
Industrial Services	4.40	-4.79	4.54	4.18	-0.48	-0.02	-0.49
Finance	8.99	9.78	7.94	15.22	-0.58	-0.03	-0.62
Transportation	2.51	5.25	2.91	32.75	-0.74	-0.01	-0.75
Energy Minerals	6.08	3.13	3.27	12.77	-0.81	0.02	-0.78
Electronic Technology	13.87	19.99	11.48	29.31	-1.08	0.14	-0.95
Consumer Durables	2.73	-16.20	2.53	11.50	-1.17	0.07	-1.09
Retail Trade	5.44	18.38	7.82	36.59	-0.82	-0.30	-1.12
Health Technology	12.19	12.57	8.96	27.06	-1.47	-0.13	-1.60
Total	**100.00**	**18.22**	**100.00**	**21.29**	**-4.20**	**1.13**	**-3.07**

Performance Attribution Analysis By Economic Sector

June 30, 2007 – June 30, 2010

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	7.71	-3.58	5.03	-23.46	1.45	0.96	2.41
Technology Services	9.06	3.83	8.30	-2.24	1.60	0.04	1.65
Utilities	0.22	16.51	2.99	-49.19	0.08	1.47	1.55
Finance	8.84	-24.87	7.17	-34.46	0.94	0.23	1.17
Producer Manufacturing	8.94	-21.16	8.59	-26.68	0.81	0.30	1.12
Commercial Services	0.06	-32.63	4.01	-39.59	-0.05	1.15	1.10
Health Services	4.71	15.72	5.10	-7.33	0.76	-0.15	0.61
Transportation	2.51	-8.37	2.51	-22.66	0.39	-0.05	0.34
Process Industries	5.95	0.38	4.13	-1.39	-0.06	0.36	0.30
Communications	2.62	-19.88	2.30	-30.79	0.44	-0.15	0.29
Consumer Durables	2.82	-35.80	2.68	-50.20	0.20	0.08	0.28
[Cash]	2.37	3.63	0.00	0.00	0.00	0.26	0.26
Electronic Technology	10.67	-27.01	10.69	-22.94	-0.37	0.39	0.02
Non-Energy Minerals	1.43	-66.38	1.24	-53.98	-0.51	0.32	-0.19
Health Technology	14.63	-0.10	8.28	12.01	-2.69	1.67	-1.03
Consumer Non-Durables	2.47	-61.19	6.27	-9.86	-1.43	0.15	-1.28
Consumer Services	3.38	-53.67	7.14	-22.22	-1.83	-0.17	-2.00
Retail Trade	4.37	-40.62	6.86	-11.83	-1.77	-0.56	-2.33
Industrial Services	7.23	-57.46	6.71	-28.25	-3.53	-0.33	-3.86
Total	**100.00**	**-20.44**	**100.00**	**-20.90**	**-5.57**	**6.03**	**0.45**

VI. Small Cap Growth Portfolio Characteristics

Model Portfolios Use Opportunity Matrix

Small Capitalization

S&P 500: 1030.71
10-Year U.S. Treasury: 2.952%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH		CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Assets			Intermediate - Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 6				Thoratec Corp/Intuitive Surgical/Volcano Sybase/Quest Software Concur Technologies/Ultimate Software ANSYS/Citrix Systems	Alexion Pharmaceutical Celgene United Therapeutics Amylin Pharmaceuticals	Core Labs/Lufkin/ Carbo Ceramics Skyworks/Silicon Labs/ Volterra		
Second Tier (2-3 1/2%) 9		Hanover Insurance/ Allied Insurance		Informatica F5 Networks Capella Education/DeVry Covance/ICON plc Amedisys Inc/Allscripts Healthcare NuVasive/Alphatec Techne Corp/Gen-Probe			[illegible]	
Third Tier (1-1 1/2%) 58	ICF Financial	Stifel Financial Frontier Oil	EQT Corp/Atlas Inc. Atwood Oceanics	Hansen Natural/Central European Dist Tupperware Buffalo Wild Wings/ Red Robin Gourmet Burgers Synaptics Solera Holdings Affiliated Managers Group True Religion Apparel Ulta Southwestern Energy SBA Communications FactSet Research Micros Systems Syntel Gamestop	Dolby Labs Haemonetics Arena Resources PerkinElmer Casey's General Stores Stericycle MTS Systems Teleflex Dionex AsiaInfo Meridian Bioscience [illegible] Networks	URS Corp Trimble Navigation Guess/Fossil/ Dick's Sporting Goods Wesco Snap-On Wabtec Hub Group Scotts Miracle Gro Arris Group ITC Holdings Allegheny Technologies Haynes Intl UGI	Ciena Intersil/Microsemi TW Telecom Cato Corp Polaris Varian Semi Rofin Sinar Harsco Corp Anixter Intl Con-Way BJ's Wholesale	[illegible] Inc CF Industries Landec
Sector Distribution	7%			60%		33%		

Targeted weightings as of 6/30/2010

* - means name is not currently owned

Small Cap Growth Investment Universe

June 30, 2010

SCREEN #1 Market Cap $500M - $2.5B	# OF COMPANIES	SECTOR WEIGHT	SCREEN #2 IBES Long Term EPS Growth > 15% or '08-'09 and '09-'10 EPS Growth > 15%	# OF COMPANIES	SECTOR WEIGHT	Russell 2000 Growth WEIGHT	Russell 2000 WEIGHT	Sit Small Cap Growth Fund WEIGHT
Non-Energy Minerals	28	2.5	Non-Energy Minerals	12	2.4	1.9	2.3	0.9
Producer Manufacturing	88	8.0	Producer Manufacturing	44	8.9	9.6	8.2	7.7
Electronic Technology	**106**	**9.6**	**Electronic Technology**	**76**	**15.4**	**12.8**	**9.3**	**14.3**
Consumer Durables	29	2.6	Consumer Durables	11	2.2	2.7	2.4	4.1
Energy Minerals	32	2.9	Energy Minerals	14	2.8	2.4	2.7	4.0
Process Industries	45	4.1	Process Industries	17	3.4	3.6	3.6	1.8
Health Technology	**77**	**7.0**	**Health Technology**	**42**	**8.5**	**15.3**	**9.0**	**18.3**
Consumer Non-Durables	49	4.4	Consumer Non-Durables	15	3.0	5.4	4.5	3.5
Industrial Services	35	3.2	Industrial Services	13	2.6	2.3	3.0	6.6
Commercial Services	53	4.8	Commercial Services	34	6.9	5.9	4.8	1.2
Technology Services	**83**	**7.5**	**Technology Services**	**54**	**11.0**	**11.1**	**7.2**	**15.6**
Health Services	47	4.3	Health Services	24	4.9	5.8	4.4	3.3
Consumer Services	74	6.7	Consumer Services	37	7.5	7.1	5.3	3.7
Retail Trade	57	5.2	Retail Trade	29	5.9	6.2	5.2	4.7
Transportation	32	2.9	Transportation	14	2.8	1.7	2.7	1.3
Utilities	40	3.6	Utilities	6	1.2	0.3	3.4	0.9
Finance	216	19.6	Finance	47	9.5	4.4	20.9	5.9
Communications	13	1.2	Communications	4	0.8	1.7	1.1	2.4
TOTAL	**1104**	**100.0**	**TOTAL**	**493**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research and Sit Investment Associates, Inc.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/07	03/08	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	2.0%	1.9%	1.5%	1.2%	1.1%	1.0%	0.8%	0.9%	1.0%	1.0%	0.9%
PRODUCER MANUFACTURING	9.1	10.3	10.3	9.7	8.7	7.7	7.5	7.3	7.3	8.0	7.7
ELECTRONIC TECHNOLOGY	12.5	11.7	11.8	11.4	10.5	12.0	14.0	13.4	12.8	13.5	14.3
CONSUMER DURABLES	1.0	0.0	0.0	1.2	2.0	2.0	2.8	3.3	3.7	4.0	4.1
ENERGY MINERALS	8.8	8.6	8.9	7.2	6.1	5.2	5.7	4.0	5.5	4.6	4.0
PROCESS INDUSTRIES	1.0	2.0	1.8	1.7	2.9	3.6	3.5	3.7	3.7	2.9	1.8
HEALTH TECHNOLOGY	16.6	18.6	17.7	20.3	21.3	20.7	20.3	19.7	17.8	18.5	18.3
CONSUMER NON-DURABLES	2.3	1.5	2.2	2.5	2.7	2.5	2.8	3.2	3.6	3.5	3.5
INDUSTRIAL SERVICES	9.8	8.8	9.9	7.6	5.0	6.0	6.1	5.7	6.3	6.3	6.6
COMMERCIAL SERVICES	1.3	1.6	1.5	1.1	1.2	1.3	1.1	1.1	1.1	1.2	1.2
TECHNOLOGY SERVICES	9.3	9.7	9.9	9.6	11.0	11.2	13.3	15.6	15.8	14.6	15.6
HEALTH SERVICES	7.1	5.6	5.4	6.7	5.9	5.7	4.6	3.7	3.5	2.9	3.3
CONSUMER SERVICES	2.3	2.3	2.8	2.8	3.6	3.0	2.1	3.4	3.7	4.3	3.7
RETAIL TRADE	3.1	2.3	2.0	2.1	1.9	2.7	2.5	3.2	3.5	4.2	4.7
TRANSPORTATION	0.7	0.9	0.8	0.8	1.4	1.5	1.6	1.2	1.7	1.7	1.3
UTILITIES	1.2	1.6	1.8	1.2	2.0	2.0	1.8	1.9	0.6	0.6	0.9
FINANCE	7.2	8.2	7.1	9.6	9.8	8.8	7.3	6.5	5.6	6.0	5.9
COMMUNICATIONS	4.8	4.5	4.7	3.4	2.9	3.1	2.4	2.4	2.8	2.4	2.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/07	03/08	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	1.8%	1.8%	1.4%	1.2%	1.1%	1.0%	0.7%	0.8%	0.8%	0.8%	1.9%
PRODUCER MANUFACTURING	10.4	10.2	10.0	9.6	9.7	8.4	7.2	7.2	7.1	6.9	9.6
ELECTRONIC TECHNOLOGY	11.3	10.5	10.8	10.3	9.5	10.6	13.1	12.8	12.7	12.7	12.8
CONSUMER DURABLES	3.1	2.9	3.3	3.2	3.1	2.8	2.5	2.9	2.9	2.9	2.7
ENERGY MINERALS	3.5	4.9	7.8	5.3	4.2	3.7	1.7	1.9	2.2	2.1	2.4
PROCESS INDUSTRIES	2.9	3.1	3.2	3.3	2.9	2.7	2.6	2.7	2.8	2.7	3.6
HEALTH TECHNOLOGY	17.3	15.7	17.0	19.7	20.8	21.1	18.1	17.9	17.5	17.6	15.3
CONSUMER NON-DURABLES	2.9	3.1	3.3	3.5	3.7	3.8	4.7	4.8	4.9	5.0	5.4
INDUSTRIAL SERVICES	4.3	4.8	5.7	4.4	3.8	3.6	2.8	2.8	2.9	2.5	2.3
COMMERCIAL SERVICES	5.7	5.8	4.5	4.8	4.7	4.8	5.9	5.4	5.4	5.4	5.9
TECHNOLOGY SERVICES	10.0	9.5	9.9	10.3	10.7	11.6	12.4	13.0	12.7	12.0	11.1
HEALTH SERVICES	4.2	4.0	4.5	4.8	5.4	4.9	6.3	6.0	6.5	6.6	5.8
CONSUMER SERVICES	6.9	6.6	5.0	5.6	6.0	6.8	7.1	6.8	6.7	7.4	7.1
RETAIL TRADE	3.8	4.0	3.4	4.0	3.7	4.4	5.1	5.6	5.6	6.1	6.2
TRANSPORTATION	1.5	1.8	2.7	2.4	2.6	2.2	1.7	1.8	2.0	2.2	1.7
UTILITIES	0.8	1.1	1.5	1.4	1.2	1.1	0.3	0.4	0.3	0.4	0.3
FINANCE	8.0	8.8	4.3	4.8	5.1	4.7	5.1	5.1	5.0	4.9	4.4
COMMUNICATIONS	1.5	1.2	1.7	1.6	1.8	1.9	2.5	2.3	1.8	1.7	1.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	316	0.5
HAYNES INTERNATIONAL INC	237	0.4
		0.9

PRODUCER MANUFACTURING	$000	% EQUITY
TRIMBLE NAVIGATION LTD	767	1.3
AMETEK INC	683	1.2
WABTEC CORP	531	0.9
ROFIN SINAR TECHNOLOGIES	497	0.8
IDEX CORP	469	0.8
HARSCO CORP	463	0.8
ANIXTER INTL INC	447	0.8
MTS SYS CORP	354	0.6
ESTERLINE TECHNOLOGIES CO	318	0.5
		7.7

ELECTRONIC TECHNOLOGY	$000	% EQUITY
F5 NETWORKS INC	1,296	2.2
SKYWORKS SOLUTIONS INC	1,190	2.0
CIENA CORP	918	1.6
SYNAPTICS INC	913	1.6
MICROS SYSTEMS INC	663	1.1
VEECO INSTRS INC DEL	610	1.0
INTERSIL CORP	555	0.9
VARIAN SEMICONDUCTOR EQUIPMT	513	0.9
VOLTERRA SEMICONDUCTOR CO	450	0.8
SILICON LABORATORIES INC	434	0.7
ARRIS GROUP INC	371	0.6
MICROSEMI CORP	293	0.5
MERU NETWORKS INC	205	0.3
		14.3

CONSUMER DURABLES	$000	% EQUITY
TUPPERWARE BRANDS CORP	1,012	1.7
SNAP ON INC	610	1.0
POLARIS INDS INC	584	1.0
FOSSIL INC	201	0.3
		4.1

ENERGY MINERALS	$000	% EQUITY
SOUTHWESTERN ENERGY CO	746	1.3
EQT CORPORATION	676	1.1
ARENA RESOURCES INC	421	0.7
ATLAS ENERGY INC	317	0.5
FRONTIER OIL CORP	214	0.4
		4.0

PROCESS INDUSTRIES	$000	% EQUITY
SCOTTS MIRACLE GRO CO	409	0.7
CF INDS HLDGS INC	330	0.6
DIONEX CORP	320	0.5
		1.8

HEALTH TECHNOLOGY	$000	% EQUITY
ALEXION PHARMACEUTICALS INC	1,095	1.9
THORATEC CORP	1,077	1.8
EV3 INC	849	1.4
CELGENE CORP	833	1.4
AMYLIN PHARMACEUTICALS INC	829	1.4
NUVASIVE INC	812	1.4
INTUITIVE SURGICAL INC	757	1.3
ICON PUB LTD CO ADR	633	1.1
UNITED THERAPEUTICS CORP	600	1.0
TECHNE CORP	552	0.9
VOLCANO CORPORATION	508	0.9
HAEMONETICS CORP	498	0.8
GEN-PROBE INC	495	0.8
PERKINELMER INC	401	0.7
TELEFLEX INC	326	0.6
MERIDIAN BIOSCIENCE INC	267	0.5
ALPHATEC HOLDINGS INC	238	0.4
		18.3

CONSUMER NON-DURABLES	$000	% EQUITY
TRUE RELIGION APPAREL INC	764	1.3
HANSEN NATURAL CORP	724	1.2
CENTRAL EUROPEAN DIST COR	310	0.5
GUESS INC	241	0.4
		3.5

INDUSTRIAL SERVICES	$000	% EQUITY
CORE LABORATORIES N V	1,388	2.4
LUFKIN INDUSTRIES INC	1,092	1.9
URS CORP	759	1.3
CARBO CERAMICS INC	339	0.6
ATWOOD OCEANICS INC	281	0.5
		6.6

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	677	1.1
		1.1

TECHNOLOGY SERVICES	$000	% EQUITY
SYBASE INC	1,403	2.4
INFORMATICA CORP	1,344	2.3
ANSYS INC	1,128	1.9
CONCUR TECHNOLOGIES INC	1,058	1.8
ULTIMATE SOFTWARE GROUP INC	897	1.5
SOLERA HOLDINGS INC	851	1.4
QUEST SOFTWARE INC	633	1.1
CITRIX SYSTEMS INC	562	1.0
SYNTEL INC	536	0.9
DOLBY LABORATORIES INC-CL A	495	0.8
ASIAINFO HLDGS INC	278	0.5
		15.6

HEALTH SERVICES	$000	% EQUITY
ALLSCRIPTS HEALTHCARE SOLTNS	633	1.1
COVANCE INC	482	0.8
AMEDISYS INC	444	0.8
STERICYCLE INC	380	0.6
		3.3

CONSUMER SERVICES	$000	% EQUITY
CAPELLA EDUCATION COMPANY	649	1.1
BUFFALO WILD WINGS INC	633	1.1
DEVRY INC	572	1.0
RED ROBIN GOURMET BURGERS	297	0.5
		3.7

RETAIL TRADE	$000	% EQUITY
ULTA SALON COSMETCS & FRAGRANCES	769	1.3
CATO CORP	680	1.2
GAMESTOP CORP	520	0.9
CASEYS GEN STORES INC	380	0.6
DICKS SPORTING GOODS INC	276	0.5
BJS WHOLESALE CLUB INC	159	0.3
		4.7

TRANSPORTATION	$000	% EQUITY
HUB GROUP INC	486	0.8
CON-WAY INC	252	0.4
		1.3

UTILITIES	$000	% EQUITY
ITC HLDGS CORP	349	0.6
UGI CORP NEW	150	0.3
		0.8

FINANCE	$000	% EQUITY
TCF FINANCIAL CORP	915	1.6
AFFILIATED MANAGERS GRP INC	801	1.4
HANOVER INS GROUP INC	731	1.2
STIFEL FINL CORP	547	0.9
ALLIED WRLD ASSUR COM HLD	454	0.8
		5.9

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	723	1.2
TW TELECOM INC	706	1.2
		2.4

Portfolio Market Capitalization Summary

Sit Small Cap Growth

June 30, 2010

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	11,400	10.038	50.800	1.4	33,421
SOUTHWESTERN ENERGY CO	19,300	17.727	38.640	1.3	13,377
INTUITIVE SURGICAL INC	3,400	114.039	315.620	1.3	12,310
CITRIX SYSTEMS INC	13,300	35.280	42.230	1.0	7,844
SYBASE INC	21,700	33.588	64.660	3.4	5,111
STERICYCLE INC	5,800	33.591	65.580	0.1	5,550
F5 NETWORKS INC	18,500	31.215	68.570	3.3	5,458
EQT CORPORATION	18,700	33.139	36.140	1.1	5,377
ALEXION PHARMACEUTICALS INC	21,400	37.411	51.190	1.9	4,588
CF INDS HLDGS INC	5,300	58.543	63.450	0.1	4,508
ALLEGHENY TECHNOLOGIES INC	7,150	34.315	44.190	0.5	4,335
AMETEK INC	17,000	30.513	40.150	1.3	4,320
SBA COMMUNICATIONS CORP	21,250	34.305	34.010	1.3	3,979
DEVRY INC	10,500	45.411	52.490	1.0	3,739
ANSYS INC	27,800	35.008	40.570	1.9	3,673
HANSEN NATURAL CORP	18,500	34.501	39.110	1.3	3,473
TRIMBLE NAVIGATION LTD	27,400	11.439	28.000	1.3	3,358
DOLBY LABORATORIES INC-CL A	7,500	37.145	62.690	0.8	3,333
COVANCE INC	9,400	48.113	51.320	0.8	3,319
CORE LABORATORIES N V	9,400	34.354	147.610	2.4	3,358
URS CORP	19,300	44.768	39.350	1.3	3,239
FACTSET RESEARCH SYSTEMS INC	10,100	13.723	66.990	1.1	3,102
SCOTTS MIRACLE GRO CO	9,300	33.583	44.410	0.7	2,970
SKYWORKS SOLUTIONS INC	70,500	13.481	16.790	3.0	2,988
GUESS INC	7,200	41.580	31.240	0.4	2,913
GAMESTOP CORP	27,700	34.511	18.790	0.9	2,847
UGI CORP NEW	5,500	25.889	25.440	0.3	2,738
UNITED THERAPEUTICS CORP	13,300	48.800	48.810	1.0	2,731
AFFILIATED MANAGERS GRP INC	13,175	60.723	60.770	1.4	2,707
AMYLIN PHARMACEUTICALS INC	44,100	33.319	18.800	1.4	2,700
ITC HLDGS CORP	1,800	40.503	52.910	0.1	2,653
MICROS SYSTEMS INC	20,800	31.597	31.870	1.1	2,559
EMS INC	37,500	11.370	23.410	1.4	2,553
SOLERA HOLDINGS INC	23,500	27.034	36.200	1.4	2,534
TW TELECOM INC	43,300	21.078	16.680	1.3	2,530
TUPPERWARE BRANDS CORP	25,400	39.017	39.850	1.7	2,518
THORATEC CORP	25,200	17.583	42.730	1.8	2,450
PERKINELMER INC	19,400	27.891	20.670	0.7	2,435
SNAP ON INC	14,500	32.789	40.910	1.0	2,385
TCF FINANCIAL CORP	55,100	18.871	16.610	1.1	2,361
ALLSCRIPTS HEALTHCARE SOLTNS	89,300	20.309	16.100	1.1	2,359
FOSSIL INC	5,800	31.880	34.700	0.3	2,338
IDEX CORP	11,400	30.035	28.570	0.8	2,321
ALLIED WRLD ASSUR COM HLD	10,000	45.431	45.380	0.8	2,250
DICKS SPORTING GOODS INC	11,100	25.880	24.890	0.5	2,258
GEN-PROBE INC	10,500	44.139	45.420	0.8	2,253
INFORMATICA CORP	51,300	13.015	23.880	3.3	2,158
TELEFLEX INC	1,800	48.888	54.280	0.1	2,111
TECHNE CORP	9,800	61.889	57.450	0.9	2,143
VARIAN SEMICONDUCTOR EQUIPMT	17,500	13.333	28.660	0.9	2,138
CONCUR TECHNOLOGIES INC	34,800	32.015	42.680	1.8	2,139
ATLAS ENERGY INC	11,700	13.935	27.070	0.5	2,130
BJS WHOLESALE CLUB INC	4,300	33.364	37.010	0.3	1,993
HANOVER INS GROUP INC	11,800	43.741	43.500	1.3	1,981
WABTEC CORP	13,300	28.758	39.890	0.9	1,914
HARSCO CORP	19,700	31.375	23.500	0.8	1,893
SILICON LABORATORIES INC	10,700	43.141	40.560	0.7	1,881
POLARIS INDS INC	10,700	37.134	54.620	1.0	1,809
CASEYS GEN STORES INC	10,900	39.700	34.900	0.1	1,778
ICON PUB LTD CO ADR	31,900	31.372	28.890	1.1	1,758
CARBO CERAMICS INC	4,700	33.300	72.190	0.1	1,689
ATWOOD OCEANICS INC	11,000	40.754	25.520	0.5	1,644
CON-WAY INC.	8,400	31.468	30.020	0.4	1,631
QUEST SOFTWARE INC	35,100	14.031	18.040	1.1	1,634
CENTRAL EUROPEAN DIST CORP	14,500	39.901	21.380	0.5	1,510
INTERSIL CORP	43,800	23.408	12.110	0.9	1,498
ANIXTER INTL INC	10,300	39.734	42.600	0.8	1,435
ESTERLINE TECHNOLOGIES CO	1,700	49.170	47.450	0.5	1,425
FRONTIER OIL CORP	13,900	4.513	13.450	0.4	1,423
SYNTEL INC	13,800	29.888	33.950	0.9	1,410
NUVASIVE INC	32,900	17.489	35.460	1.4	1,388
ULTA SALON COSMETICS & FRAGRANCES	32,500	13.300	23.655	1.3	1,381
VEECO INSTRS INC DEL	17,800	40.441	34.280	1.0	1,380
CAPELLA EDUCATION COMPANY	7,975	59.702	81.350	1.1	1,364
STIFEL FINL CORP	12,100	53.288	43.390	0.9	1,347
HAEMONETICS CORP	9,300	53.575	53.520	0.8	1,353
DIONEX CORP	4,300	45.075	74.460	0.5	1,313
ARRIS GROUP INC	31,400	11.478	10.190	0.1	1,293
ARENA RESOURCES INC	11,300	23.536	31.900	0.7	1,239
AMEDISYS INC	10,100	41.168	43.980	0.8	1,235
MICROSEMI CORP	30,000	27.489	14.630	0.5	1,214
CIENA CORP	72,400	9.311	12.680	1.1	1,180
LUFKIN INDUSTRIES INC	38,000	30.308	38.990	1.9	1,177
HUB GROUP INC	11,300	21.473	30.010	0.8	1,130
VOLCANO CORPORATION	33,300	15.149	21.820	0.9	1,103
ASIAINFO HLDGS INC	12,700	11.988	21.860	0.5	1,035
SYNAPTICS INC	11,300	28.400	27.500	1.1	953
ULTIMATE SOFTWARE GROUP INC	27,300	23.187	32.860	1.5	829
MERIDIAN BIOSCIENCE INC	15,700	21.515	17.000	0.5	691
ROFIN SINAR TECHNOLOGIES	21,800	31.174	20.820	0.8	615
BUFFALO WILD WINGS INC	17,300	37.387	36.580	1.1	664
VOLTERRA SEMICONDUCTOR CO	19,500	24.035	23.060	0.8	620
CATO CORP	30,900	18.723	22.020	1.3	621
TRUE RELIGION APPAREL INC	34,100	23.130	22.070	1.3	531
MTS SYS CORP	13,300	31.107	29.000	0.1	474
ALPHATEC HOLDINGS INC	51,400	6.135	4.640	0.4	405
HAYNES INTERNATIONAL INC	7,700	33.123	30.880	0.4	374
RED ROBIN GOURMET BURGERS	17,300	17.175	17.160	0.5	268
MERU NETWORKS INC	17,300	18.174	11.860	0.3	189

WEIGHTED AVERAGE:	3,004
UNWEIGHTED AVERAGE:	2,158
MEDIAN:	2,138

Sit Small Cap Growth

June 30, 2010

(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Small Cap Growth Fund	16.9x	4.9%	0.0%	0.8%	9.6%	0%
Russell 2000 Growth Index	15.7x	4.9%	0.0%	0.0%	5.6%	0%
Russell 2000 Value Index	13.9x	7.6%	0.0%	0.0%	1.0%	3%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	'09-'10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Small Cap Growth Fund	14.4	17%	16%	10.3%	11.9%	-17.9%
Russell 2000 Growth Index	33.9	15%	16%	6.8%	6.0%	-17.0%
Russell 2000 Value Index	36.1	6%	12%	5.5%	5.3%	10.4%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings

Sit Small Cap Growth

June 30, 2010

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2011 P/E Ratio
SYBASE INC	TECHNOLOGY SERVICES	$ 1,403	2.4%	14.4%	23 x
CORE LABORATORIES N V	INDUSTRIAL SERVICES	1,388	2.4%	16.0%	21 x
INFORMATICA CORP	TECHNOLOGY SERVICES	1,344	2.3%	17.2%	20 x
F5 NETWORKS INC	ELECTRONIC TECHNOLOGY	1,296	2.2%	16.7%	24 x
SKYWORKS SOLUTIONS INC	ELECTRONIC TECHNOLOGY	1,190	2.0%	13.8%	12 x
ANSYS INC	TECHNOLOGY SERVICES	1,128	1.9%	17.0%	18 x
ALEXION PHARMACEUTICALS INC	HEALTH TECHNOLOGY	1,095	1.9%	33.9%	22 x
LUFKIN INDUSTRIES INC	INDUSTRIAL SERVICES	1,092	1.9%	N/A	14 x
THORATEC CORP	HEALTH TECHNOLOGY	1,077	1.8%	27.0%	28 x
CONCUR TECHNOLOGIES INC	TECHNOLOGY SERVICES	1,058	1.8%	26.5%	44 x
TUPPERWARE BRANDS CORP	CONSUMER DURABLES	1,012	1.7%	12.0%	10 x
CIENA CORP	ELECTRONIC TECHNOLOGY	918	1.6%	13.0%	18 x
TCF FINANCIAL CORP	FINANCE	915	1.6%	4.0%	12 x
SYNAPTICS INC	ELECTRONIC TECHNOLOGY	913	1.6%	21.8%	12 x
ULTIMATE SOFTWARE GROUP INC	TECHNOLOGY SERVICES	897	1.5%	23.6%	42 x
SOLERA HOLDINGS INC	TECHNOLOGY SERVICES	851	1.4%	18.0%	17 x
EV3 INC	HEALTH TECHNOLOGY	849	1.4%	23.0%	33 x
CELGENE CORP	HEALTH TECHNOLOGY	833	1.4%	22.7%	16 x
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	829	1.4%	N/A	N/A
NUVASIVE INC	HEALTH TECHNOLOGY	812	1.4%	60.3%	21 x
AFFILIATED MANAGERS GRP INC	FINANCE	801	1.4%	14.0%	9 x
ULTA SALON COSMETCS & FRAGRANCE	RETAIL TRADE	769	1.3%	23.3%	19 x
TRIMBLE NAVIGATION LTD	PRODUCER MANUFACTURING	767	1.3%	20.3%	17 x
TRUE RELIGION APPAREL INC	CONSUMER NON - DURABLES	764	1.3%	N/A	9 x
URS CORP	INDUSTRIAL SERVICES	759	1.3%	11.0%	10 x
	TOTAL		42.2		

Number of Equity Holdings = 99

NM= non-meaningful, N/A=not applicable

Equity Characteristics

Sit Small Cap Growth

June 30, 2010

	Sit Small Cap Growth Fund	Russell 2000 Growth	Russell 2000
Earnings Outlook - Strong Growth [1]			
2010 Projected Gain	+27.6%	+23.2%	+19.6%
2011 Projected Gain	+24.4%	+25.5%	+27.5%
5-Year Projected Growth	+17.0%	+17.5%	+14.5%
Dividend Yield			
Equities Only	+0.5%	+0.5%	+1.2%
Total Fund	+0.5%	+0.5%	+1.2%
Implied Return			
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+17.5%	+18.0%	+15.7%
Weighted Average Price/Earnings Ratio [2]			
2010 Calendar P/E	23.8x	21.2x	20.9x
2011 Calendar P/E	17.4x	18.2x	17.9x
Median Price/Earnings Ratio [2]			
2010 Calendar P/E	18.0x	16.4x	15.5x
2011 Calendar P/E	14.6x	13.6x	12.9x
Average P/E-to-5-Year Earnings Growth Ratio			
2010 Calendar PEG	1.4x	1.2x	1.3x
2011 Calendar PEG	1.0x	1.0x	1.1x
Weighted Average Market Capitalization ($MIL)	3,004	973	912

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Sit Small Cap Growth Fund

Portfolio Free Cash Flow Yield Summary*

June 30, 2010

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield
Arris Group Inc.	0.1	237	881	31.1	0.0
Haynes International Inc.	0.4	15	310	35.1	2.1
Anixter International Inc.	0.8	407	2,137	19.1	0.0
Amedisys Inc.	0.8	225	1,198	18.8	0.0
Cato Corp. (Cl A)	1.3	78	417	18.1	3.4
GameStop Corp. (Cl A)	0.9	458	2,608	17.5	0.0
Icon PLC ADS	1.1	213	1,430	14.9	0.0
Quest Software Inc.	1.1	180	1,338	13.1	0.0
Intersil Corp. (Cl A)	0.9	141	1,111	12.7	4.0
Fossil Inc.	0.3	240	1,975	12.1	0.0
MTS Systems Corp.	0.1	47	395	11.9	2.1
Red Robin Gourmet Burgers Inc.	0.5	53	453	11.5	0.0
Guess? Inc.	0.4	380	3,493	11.3	2.0
Microsemi Corp.	0.5	99	918	10.7	0.0
DeVry Inc.	1.0	318	2,999	10.1	0.4
CF Industries Holdings Inc.	0.1	344	3,331	10.3	0.1
Polaris Industries Inc.	1.0	158	1,824	10.3	2.9
Snap-On Inc.	1.0	287	2,793	10.3	2.9
Synaptics Inc.	1.1	75	714	9.9	0.0
URS Corp.	1.3	325	3,387	9.1	0.0
Harsco Corp.	0.8	311	3,317	9.4	3.5
Micros Systems Inc.	1.1	198	2,111	9.3	0.0
Silicon Laboratories Inc.	0.7	131	1,445	9.1	0.0
Tupperware Brands Corp.	1.7	243	2,774	8.7	2.5
Rofin-Sinar Technologies Inc.	0.8	41	480	8.5	0.0
True Religion Apparel Inc.	1.3	37	458	8.0	0.0
Dick's Sporting Goods Inc.	0.5	221	2,758	8.0	0.0
Veeco Instruments Inc.	1.0	90	1,141	7.9	0.0
IDEX Corp.	0.8	154	2,379	7.5	2.1
Ulta Salon Cosmetics & Fragrance Inc.	1.3	101	1,344	7.5	0.0
AsiaInfo Holdings Inc.	0.5	55	733	7.5	0.0
Wabtec	0.9	180	2,143	7.5	0.1
Sybase Inc.	2.4	351	4,740	7.4	0.0
Esterline Technologies Corp.	0.5	124	1,713	7.3	0.0
Con-Way Inc.	0.4	139	1,917	7.1	1.3
Citrix Systems Inc.	1.0	488	7,188	6.7	0.0
Hansen Natural Corp.	1.3	201	3,124	6.6	0.0
Skyworks Solutions Inc.	2.0	173	2,630	6.6	0.0
FactSet Research Systems Inc.	1.1	187	2,810	6.6	1.4
Teleflex Inc.	0.1	158	2,104	6.3	2.5
Ametek Inc.	1.3	313	5,075	6.3	0.1
Trimble Navigation Ltd.	1.3	158	2,333	5.9	0.0
Haemonetics Corp.	0.8	74	1,293	5.8	0.0
PerkinElmer Inc.	0.7	147	2,111	5.5	1.4
Volterra Semiconductor Corp.	0.8	23	413	5.3	0.0
Techne Corp.	0.9	103	1,951	5.3	1.8
Syntel Inc.	0.9	63	1,198	5.3	0.7
Core Laboratories N.V.	2.4	173	3,313	5.3	0.8
Informatica Corp.	2.3	103	2,031	5.1	0.0
Meridian Bioscience Inc.	0.5	33	639	5.1	4.5
Ansys Inc.	1.9	175	3,459	5.1	0.0
Capella Education Co.	1.1	58	1,138	5.0	0.0
Covance Inc.	0.8	149	3,033	4.9	0.0
Casey's General Stores Inc.	0.1	90	1,833	4.9	1.0
Allscripts-Misys Healthcare Solutions Inc.	1.1	108	2,203	4.9	0.0
Gen-Probe Inc.	0.8	101	2,070	4.9	0.0
F5 Networks Inc.	2.3	245	5,071	4.8	0.0
Solera Holdings Inc.	1.4	144	2,993	4.8	0.7
Calpine Corp.	1.4	971	20,411	4.8	0.0
Dolby Laboratories Inc. (Cl A)	0.8	299	6,341	4.7	0.0
Dionex Corp.	0.5	58	1,198	4.7	0.0
BJ's Wholesale Club Inc.	0.3	101	2,278	4.4	0.0
UGI Corp.	0.3	218	4,987	4.4	3.9
Scotts Miracle-Gro Co.	0.7	181	4,295	4.2	1.1
Varian Semiconductor Equipment Associates Inc.	0.9	74	1,771	4.1	0.0
tw telecom inc. (Cl A)	1.3	143	3,470	4.1	0.0
Stericycle Inc.	0.1	238	6,413	3.7	0.0
Lufkin Industries Inc.	1.9	37	1,044	3.6	0.1
Central European Distribution Corp.	0.5	91	2,710	3.6	0.0
Buffalo Wild Wings Inc.	1.1	20	577	3.5	–
Intuitive Surgical Inc.	1.3	388	11,405	3.3	0.0
Hub Group Inc. (Cl A)	0.8	31	993	3.1	0.0
ev3 Inc.	1.4	73	2,430	3.0	0.0
Concur Technologies Inc.	1.8	51.5	1,988	2.6	0.0
Ultimate Software Group Inc.	1.5	21	779	2.7	0.0
SBA Communications Corp.	1.3	139.4	6,345	2.2	0.0
Thoratec Corp.	1.8	48	2,291	2.1	0.0
Alexion Pharmaceuticals Inc.	1.9	88	4,343	2.0	0.0
Carbo Ceramics Inc.	0.1	22	1,135	1.9	1.0
United Therapeutics Corp.	1.0	50	2,687	1.9	0.0
NuVasive Inc.	1.4	15	1,399	1.1	–
Atwood Oceanics Inc.	0.5	1	1,754	0.1	0.0
Arena Resources Inc.	0.7	-3	1,215	-0.2	0.0
Atlas Energy Inc.	0.5	-20	4,193	-0.4	0.0
ITC Holdings Corp.	0.1	-71	5,013	-1.4	2.4
Volcano Corp.	0.9	-20	935	-2.1	0.0
Southwestern Energy Co.	1.3	-373.1	14,071	-2.6	0.0
EQT Corp.	1.1	-185.3	6,471	-2.9	2.4
Alphatec Holdings Inc.	0.4	-11.8	403	-2.9	0.0
Amylin Pharmaceuticals Inc.	1.4	-95.5	2,807	-3.4	0.0
Ciena Corp.	1.1	-97.1	1,717	-5.7	0.0
Allegheny Technologies Inc.	0.337	-380.4	4934.0	-7.7	1.1
Frontier Oil Corp.	0.313	-153.5	1359.5	-11.3	0.0
Meru Networks Inc.	0.349	--	181.9	–	–
Sit Small Cap Growth Fund Weighted Avg		139	3,056	5.8	0.5

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

Small Cap Growth Composite
Equity Performance Results
June 30, 2010

Annual Total Returns	2Q 2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	6/30/94-12/31/94
SIA Small Cap Growth Accounts Including Cash	-7.4%	34.1%	-41.9%	20.7%	8.8%	20.5%	8.7%	36.7%	-25.4%	-27.9%	7.1%	112.2%	3.2%	10.0%	17.2%	54.3%	12.4%
Russell 2000 Growth	-9.2	34.5	-38.5	7.0	13.3	4.2	14.3	48.5	-30.3	-9.2	-22.4	43.1	1.2	12.9	11.3	31.0	8.6
Russell 2000	-9.9	27.2	-33.8	-1.6	18.4	4.6	18.3	47.3	-20.5	2.5	-3.0	21.3	-2.5	22.4	16.5	28.5	5.0

Annualized to 06/30/10	1 Yr.	2 Yrs.	3 Yrs.	4 Yrs.	5 Yrs.	6 Yrs.	7 Yrs.	8 Yrs.	9 Yrs.	10 Yrs.	11 Yrs.	12 Yrs.	13 Yrs.	14 Yrs.	15 Yrs.	Since Inception *
SIA Small Cap Growth Accounts Including Cash	22.2%	-7.2%	-6.9%	-0.7%	3.5%	4.8%	6.7%	6.4%	2.1%	-1.5%	6.4%	6.7%	7.2%	7.0%	9.3%	10.8%
Russell 2000 Growth	18.0	-5.8	-7.5	-2.0	1.1	1.7	5.5	4.9	1.0	-1.7	0.7	1.3	2.2	2.3	3.8	5.1
Russell 2000	21.5	-4.6	-8.6	-2.9	0.4	1.8	5.8	4.9	3.3	3.0	4.0	3.8	4.7	5.5	6.6	7.4

* Annualized since June 30, 1994

Small Cap Composite

Small Cap Growth Equity Accounts

Ending June 30, 2010

Quartile



5/95
Return (%)
40.00
30.00
20.00
10.00
0.00
-10.00
-20.00
1 Year
2 Years
3 Years
5 Years
10 Years
12 Years
15 Years
Period

	Return	Return	Return	Return	Return	Return	Return
5th Percentile	30.52	4.44	1.19	8.77	6.53	9.15	11.57
25th Percentile	23.78	- 2.93	- 5.44	4.12	3.96	7.19	10.27
Median	20.25	- 7.64	- 8.05	2.22	1.60	5.34	8.26
75th Percentile	16.04	- 11.42	- 10.92	- 0.03	- 1.29	3.55	6.79
95th Percentile	10.36	- 18.25	- 15.45	- 3.27	- 4.91	0.63	3.83
# of Portfolios	137	129	123	102	57	42	26
SIA Small Cap Composite	22.16	- 7.16	- 6.88	3.45	- 1.51	6.70	9.27
Russell 2000 Growth	17.96	- 5.84	- 7.54	1.14	- 1.72	1.31	3.80
Russell 2000	21.48	- 4.55	- 8.60	0.37	3.00	3.77	6.63

Universe Source: (c) Russell Investment Group

Small Cap Composite

Small Cap Growth Equity Accounts

Five Years Ending June 30, 2010



15.00
10.00
5.00
0.00
-5.00
-10.00
15.00
20.00
25.00
30.00
35.00
40.00

Risk-Free Proxy: ML TREAS 91 DA
Universe Source: (c) Russell Investment Group

Sit Small Cap Growth
Up Market/Down-Market Analysis


Average Quarterly Returns in Rising and Falling Markets
(June 1994 to June 2010)
20%
16%
12%
8%
4%
0%
-4%
-8%
-12%
-16%
Russell 2000G
Sit Sm Cap Growth
10.7%
12.0%
Rising Market
Falling Market
-9.7%
-8.0%
Sit Sm Cap Growth


Relative Average Quarterly Returns in Rising and Falling Markets
(June 1994 to June 2010)
2.4%
2.0%
1.6%
1.2%
0.8%
0.4%
0.0%
1.3%
1.7%
Rising Market
Falling Market

Performance Attribution Analysis By Economic Sector

June 30, 2009 – June 30, 2010

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Technology Services	14.72	44.91	12.27	27.24	1.96	0.27	2.23
Industrial Services	6.11	40.75	2.72	4.98	1.78	-0.36	1.43
Communications	2.45	49.08	1.95	5.96	0.94	0.02	0.96
Consumer Durables	3.66	65.35	2.90	37.43	0.72	0.10	0.83
Health Technology	18.45	17.80	17.54	9.67	0.61	-0.08	0.53
Producer Manufacturing	7.52	14.41	7.26	9.58	0.39	0.05	0.43
Commercial Services	1.13	36.05	5.58	18.23	0.21	0.09	0.30
Finance	6.27	11.02	5.08	5.73	0.28	-0.08	0.21
Non-Energy Minerals	0.88	30.31	0.82	32.23	0.03	0.08	0.11
Utilities	0.57	18.68	0.35	11.28	0.06	0.04	0.10
Consumer Services	3.54	12.54	7.08	15.05	-0.14	0.21	0.07
Process Industries	3.26	10.54	2.78	21.50	-0.10	0.04	-0.06
Electronic Technology	13.17	14.60	12.45	15.11	-0.16	0.10	-0.06
Health Services	3.45	8.30	6.50	16.80	-0.16	0.09	-0.07
[Cash]	1.33	0.12	0.00	0.00	0.00	-0.29	-0.29
Energy Minerals	5.08	6.12	2.04	15.59	-0.73	0.34	-0.39
Transportation	1.45	32.00	2.00	57.13	-0.28	-0.12	-0.39
Retail Trade	3.58	32.40	5.72	39.98	-0.11	-0.39	-0.50
Consumer Non-Durables	3.38	12.53	4.96	30.65	-0.44	-0.09	-0.53
Total	**100.00**	**22.81**	**100.00**	**17.90**	**4.87**	**0.04**	**4.91**

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Attribution Analysis By Economic Sector

June 30, 2007 – June 30, 2010

Sector	Sit Small Cap Growth Fund Average Weight	Sit Small Cap Growth Fund Total Return	Russell 2000 Growth Average Weight	Russell 2000 Growth Total Return	Attribution Analysis Selection & Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Technology Services	11.57	32.52	10.79	-2.09	3.91	0.20	4.11
Energy Minerals	7.25	-22.82	3.72	-33.91	1.53	0.94	2.46
Producer Manufacturing	8.94	-22.99	9.02	-31.33	1.20	0.32	1.51
[Cash]	2.54	3.63	0.00	0.00	0.00	1.27	1.27
Consumer Durables	1.98	-42.60	2.97	-29.56	0.48	0.68	1.16
Commercial Services	1.25	23.44	5.44	-25.41	0.73	0.33	1.06
Communications	3.33	-17.31	1.73	-35.35	0.97	-0.26	0.71
Consumer Services	2.77	3.10	6.70	-28.14	-0.19	0.64	0.45
Industrial Services	7.20	-26.20	3.78	-36.13	0.93	-0.54	0.39
Utilities	0.29	29.94	0.73	-15.79	0.05	0.08	0.13
Non-Energy Minerals	1.28	-62.23	1.26	-50.78	-0.26	0.14	-0.11
Transportation	1.13	-51.26	2.08	-24.74	-0.69	0.25	-0.44
Electronic Technology	11.43	-36.74	11.25	-29.22	-1.04	0.34	-0.69
Process Industries	2.39	-63.70	2.85	-5.98	-1.02	-0.08	-1.10
Finance	7.17	-42.88	5.90	-33.31	-1.38	0.14	-1.23
Health Services	5.06	-27.31	5.29	-17.91	-1.23	-0.07	-1.30
Consumer Non-Durables	2.72	-51.31	3.88	0.11	-1.36	-0.22	-1.59
Retail Trade	2.89	-48.68	4.66	-8.06	-1.45	-0.75	-2.20
Health Technology	18.63	-9.80	17.88	-6.28	-3.18	0.31	-2.87
Total	**100.00**	**-18.96**	**100.00**	**-21.02**	**-2.03**	**4.09**	**2.06**

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Attribution Analysis By Economic Sector

June 30, 2005 – June 30, 2010

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.86	37.89	3.61	-5.73	3.55	1.76	5.32
Technology Services	10.50	75.94	10.27	34.29	3.95	0.31	4.25
Producer Manufacturing	8.93	45.36	8.42	0.90	3.28	0.48	3.76
Communications	3.47	76.34	1.50	-10.19	2.82	-0.13	2.69
[Cash]	2.45	13.32	0.00	0.00	0.00	2.63	2.63
Industrial Services	7.59	55.69	3.88	17.34	1.93	0.32	2.26
Consumer Services	2.43	61.92	6.57	-11.57	0.59	1.15	1.73
Consumer Durables	1.75	-39.67	2.81	-15.68	0.28	0.88	1.16
Utilities	0.17	29.94	0.65	28.64	0.13	0.04	0.17
Commercial Services	1.29	-20.44	5.74	7.35	-0.03	0.07	0.04
Transportation	1.75	-40.87	2.33	5.77	-0.85	0.61	-0.24
Electronic Technology	11.23	-13.62	12.27	-4.89	-0.83	0.49	-0.35
Finance	7.20	-27.23	7.23	-20.46	-0.93	0.34	-0.59
Consumer Non-Durables	2.83	-15.00	3.53	41.70	-0.70	-0.09	-0.80
Non-Energy Minerals	1.23	-18.42	1.72	19.83	-0.18	-0.71	-0.89
Health Services	5.00	-7.36	5.00	-2.60	-0.88	-0.06	-0.94
Process Industries	1.55	-86.30	2.55	21.13	-1.24	0.08	-1.16
Health Technology	17.16	22.95	16.69	12.94	-1.52	0.26	-1.26
Total	**100.00**	**20.92**	**100.00**	**5.70**	**7.94**	**7.29**	**15.22**

Source: FactSet Research Systems Note: Returns Are Estimated

VII. Dividend Growth Portfolio Characteristics

Please see **General Disclosure** on Disclosure Page (page 1) for more information.

Sit Dividend Growth Equities Composite[1]
Total Returns Unless Noted

Year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.75%	0.50%	1.44%	7.85%	11.87%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.72%	1.73%	4.67%	2.18%	10.67%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	6.38%	0.57%	5.18%	6.20%	19.51%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	2.98%	6.68%	3.42%	0.70%	14.41%
S&P 500 Index	0.64	6.28	2.03	-3.33	5.50

Year 2008

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-6.13%	0.09%	-6.75%	-18.77%	-28.83%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-9.08%	14.83%	13.90%	6.29%	26.40%
S&P 500 Index	-11.01	15.93	15.61	6.04	26.47

Year 2010

	1st Qtr	2nd Qtr	Year to Date
Sit Dividend Growth	4.55%	-9.66%	-5.55%
S&P 500 Index	5.39	-11.42	-6.65

	Annualized Returns			Since Inception (12/31/03 - 06/30/10)	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth	14.35%	-4.00%	4.44%	43.83%	5.75%
S&P 500 Index	14.43	-9.81	0.79	5.68	0.85

[1] Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future result.

SIA Dividend Growth

Large Cap Equity Accounts

Ending June 30, 2010

Quartile



595
Return (%)
25.00
20.00
15.00
10.00
5.00
0.00
-5.00
-10.00
-15.00
Current Quarter
1 Year
2 Years
3 Years
4 Years
5 Years
6 Years
Period

	Return	Return	Return	Return	Return	Return	Return
5th Percentile	- 8.83	21.41	- 1.96	- 3.89	1.76	3.63	4.90
25th Percentile	- 10.83	16.04	- 6.10	- 6.77	- 0.59	1.47	2.62
Median	- 11.81	13.65	- 8.26	- 8.90	- 2.40	0.00	1.50
75th Percentile	- 12.75	11.17	- 10.18	- 10.75	- 3.69	- 1.03	0.51
95th Percentile	- 14.64	7.92	- 14.18	- 13.78	- 6.15	- 3.00	- 1.24
# of Portfolios	520	513	495	467	432	397	356
SIA Dividend Growth (Gross)	- 9.66	14.35	- 4.91	- 4.00	2.08	4.44	5.85
S&P 500 INDEX	- 11.43	14.43	- 8.11	- 9.81	- 3.02	- 0.79	0.36
RUSSELL 1000	- 11.44	15.24	- 8.09	- 9.54	- 2.83	- 0.56	0.81
R1000 GROWTH	- 11.75	13.62	- 7.38	- 6.91	- 1.01	0.38	0.59

Universe Source: (c) Russell Investment Group

Sit Dividend Growth
Risk/Return Profile

SIA Dividend Growth
Large Cap Equity Accounts
5 Years Ending June 30, 2010




Relative Average Quarterly Returns in Rising and Falling Markets
(December 2003 to June 2010)
5%
4%
3%
2%
1%
0%
0.1%
2.8%
Rising Market
Falling Market

Performance Attribution Analysis By Economic Sector

June 30, 2009 – June 30, 2010

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	10.18	7.19	9.74	0.64	0.69	0.02	0.71
Retail Trade	4.49	24.64	6.15	11.66	0.51	0.05	0.57
Consumer Durables	1.59	60.47	1.17	37.76	0.26	0.08	0.34
Finance	17.42	17.44	14.94	16.08	0.02	0.25	0.27
Technology Services	5.06	7.32	6.62	4.88	0.14	0.08	0.22
Industrial Services	2.21	17.42	2.28	9.38	0.20	0.00	0.21
Consumer Non-Durables	10.67	19.19	9.06	18.75	0.04	0.11	0.15
Commercial Services	0.00	0.00	1.02	8.48	0.00	0.06	0.06
Health Services	1.89	27.02	2.26	22.26	0.06	-0.02	0.04
Producer Manufacturing	8.64	28.84	7.51	30.73	-0.09	0.13	0.04
Utilities	2.92	6.12	3.67	5.80	-0.05	0.08	0.03
Non-Energy Minerals	1.55	15.65	1.24	17.65	-0.03	0.04	0.01
Process Industries	1.29	2.86	2.60	11.58	-0.06	0.02	-0.04
Communications	4.01	4.31	3.08	5.26	0.03	-0.08	-0.05
Transportation	2.81	17.91	2.03	29.35	-0.32	0.15	-0.18
[Cash]	1.68	0.12	0.00	0.00	0.00	-0.36	-0.36
Consumer Services	2.55	23.83	4.82	28.61	-0.15	-0.25	-0.40
Health Technology	11.10	0.95	10.43	5.62	-0.51	0.00	-0.51
Electronic Technology	9.79	11.20	11.37	22.79	-0.96	-0.10	-1.06
Total	**100.00**	**14.37**	**100.00**	**14.23**	**-0.21**	**0.35**	**0.14**

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Attribution Analysis By Economic Sector

June 30, 2007 – June 30, 2010

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	18.41	-27.36	15.23	-58.60	8.10	-0.09	8.01
Producer Manufacturing	10.15	-19.17	8.14	-30.65	1.66	0.05	1.71
Energy Minerals	10.67	-15.78	10.36	-21.86	1.40	0.26	1.66
Industrial Services	2.53	-7.69	2.59	-34.77	0.93	0.11	1.04
Health Services	2.13	33.36	2.20	-21.58	0.90	0.11	1.01
Consumer Durables	0.79	48.43	1.14	-43.78	0.38	0.44	0.82
Communications	3.82	-21.77	3.41	-31.95	0.48	0.13	0.62
Transportation	3.10	1.23	2.04	-4.32	0.29	0.29	0.58
Process Industries	1.26	68.85	2.54	-18.57	0.66	-0.13	0.53
Consumer Non-Durables	10.68	11.08	8.85	7.64	0.15	0.35	0.49
Retail Trade	3.26	-1.61	5.77	-18.31	0.92	-0.54	0.37
[Cash]	2.37	3.63	0.00	0.00	0.00	0.36	0.36
Consumer Services	2.10	13.50	4.48	-18.30	0.43	-0.16	0.28
Non-Energy Minerals	1.29	-41.98	1.22	-36.93	0.01	0.17	0.18
Utilities	3.20	-29.64	3.79	-18.95	-0.16	0.03	-0.13
Commercial Services	0.20	-29.29	1.01	-43.88	-0.20	-0.02	-0.22
Technology Services	4.50	-10.99	6.07	-14.63	0.17	-0.43	-0.26
Electronic Technology	7.43	0.83	10.46	-7.32	-0.27	-0.71	-0.97
Health Technology	11.67	-19.08	10.70	-14.22	-1.47	0.22	-1.25
Total	**100.00**	**-11.71**	**100.00**	**-26.44**	**14.38**	**0.36**	**14.74**

Performance Attribution Analysis By Economic Sector

June 30, 2005 – June 30, 2010

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Finance	19.90	6.01	17.70	-46.31	10.95	0.04	10.98
Producer Manufacturing	11.68	15.71	8.32	-5.04	2.67	0.31	2.97
Energy Minerals	10.54	31.00	9.39	20.91	1.59	0.89	2.47
Consumer Durables	0.48	60.12	1.32	-42.50	0.53	1.09	1.62
Industrial Services	3.03	54.42	2.42	15.84	0.85	0.71	1.56
Health Services	1.73	55.13	2.36	-5.61	1.12	0.34	1.45
Retail Trade	3.30	14.07	5.76	-7.13	1.34	-0.03	1.31
Transportation	3.01	60.34	1.93	34.37	0.63	0.67	1.30
Non-Energy Minerals	1.27	104.30	1.19	21.30	0.96	0.33	1.29
Consumer Non-Durables	10.03	45.79	8.23	39.67	0.41	0.47	0.89
Consumer Services	1.26	13.50	4.63	5.01	0.58	0.17	0.75
Process Industries	2.22	139.03	2.38	13.17	0.62	0.05	0.68
Technology Services	3.98	29.65	5.80	10.97	1.05	-0.43	0.62
Commercial Services	1.04	4.62	1.10	-26.95	0.27	0.14	0.41
Communications	2.97	16.87	3.40	6.05	0.49	-0.15	0.35
Utilities	2.97	-5.54	3.66	7.98	0.17	0.16	0.33
[Cash]	2.00	13.32	0.00	0.00	0.00	0.14	0.14
Electronic Technology	6.13	23.67	10.03	21.57	-0.44	-0.48	-0.91
Health Technology	11.61	-7.93	10.37	0.93	-1.76	0.22	-1.55
Total	**100.00**	**23.92**	**100.00**	**-2.88**	**22.05**	**4.75**	**26.80**

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns

Investor Preferences

Investors have become more conservative after "excesses" in recent years and high profile scandals. For individuals, both demographics and reduced tax rates favor income-oriented investing

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remains relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors

Dividend Yields Point to Attractive Valuations for Equities



Dividend Yield less Real 10 Yr
Treasury Yield
15%
10%
5%
0%
-5%
-10%
Average = 2%
1925 1933 1941 1949 1957 1965 1973 1981 1989 1997 2005

Source: Shiller Series, Morgan Stanley Research

Exhibit 2

Dividend Yield Rising From Depressed Levels



S&P 500 Dividend Yield
16%
14%
12%
10%
8%
6%
4%
2%
0%
1925 1933 1941 1949 1957 1965 1973 1981 1989 1997 2005

Source: Company data, Morgan Stanley Research

Source: Morgan Stanley Research, November 25, 2008

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy

Dividend Paying Stocks vs. Non-Dividend Paying Stocks in S&P 500



Dividend-Paying S&P 500 Stocks - Gain/Yr = 8.8% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 2.0% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 7.2% *
10,000
1,000
100
10
73
76
79
82
85
88
91
94
97
00
03
06
09

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

12/31/73 - 6/30/10	Dividend Paying Stocks*	Non-Dividend Paying Stocks*
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%** **	15.4%	15.6%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%** **	13.9%	2.5%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.

**Average annualized Q/Q US real GDP growth during the period = 3.0%.

Source: Ned Davis Research and Sit Investment Associates, March 31, 2010

An Economic Recovery will be Constrained by Structural Factors



Chart 1: How much debt to eliminate?
Household debt to income ratio
1.5
1.3
1.1
0.9
0.7
0.5
0.3
Need to extinguish $1.75tn in household debt to return to long-term trendline
Need to extinguish $4.35tn in household debt to return to 1990-2000 average
52 54 56 58 60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08
Source: Federal Reserve, Banc of America Securities-Merrill Lynch



US Personal Savings Rate
16%
14%
12%
10%
8%
6%
4%
2%
0%



%
GOVERNMENT DEBT AS % OF GDP*:
U.S.
80
70
60
50
40
© BCA Research 2010
1990 1994 1998 2002 2006 2010 2014
* SOURCE: IMF



Share of Unemployed Described as 'Permanent' Job Loss
60%
55%
50%
45%
40%
35%
30%
25%
20%
1970 1972 1974 1976 1978 1980 1982 1984 1986 1988 1990 1992 1995 1997 1999 2001 2003 2005 2007 2009

Source: Bank of America/Merrill Lynch, Factset Research Systems, Office of Management and Budget, Bureau of Labor and Statistics, December 2009

Relative Performance of High Dividend Yield and High Dividend Growth

Relative performance of high dividend yield and high dividend growth



High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09

Source: BAS-ML Global Quantitative Strategy

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized outperformance of 7.1%, on average.

Source: Merrill Lynch, December 2008

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends


S&P 500 ex-Financials Net Debt to Capital
50.0%
46.0%
42.0%
38.0%
34.0%
30.0%
26.0%
1Q90
1Q91
1Q92
1Q93
1Q94
1Q95
1Q96
1Q97
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08
Based on current constituents


U.S. Large-Capitalization Stocks[1]
Cash as a Share of Market Capitalization
1960 Through September 2009
%
16
14
12
10
8
6
4
2
0
60 63 66 69 72 75 78 81 84 87 90 93 96 99 02 05 08
Source: Corporate Reports, Empirical Research Partners Analysis.
[1]Excludes financials and utilities.

Source: Citigroup Strategy Focus, December 26, 2008 and Empirical Research Partners, October 16, 2009

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of 0.87 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 55% of holdings in SIA growth portfolios
- 97% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts. ADR's and foreign securities traded or U.S. exchanges account for 14.8% of the portfolio
- Investment universe: dividend paying stocks across all sectors, geographies (only ADR's and foreign securities traded or U.S. exchanges), and market capitalizations.
- Equal proportion of dividend growth companies and higher yielding securities

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

June 30, 2010

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
MMM	3M CO	1.9%	2.7%	41%	10%
ABT	ABBOTT LABS	1.5%	3.3%	51%	11%
AINV	APOLLO INVT CORP	0.5%	12.1%	100%	6%
ADP	AUTOMATIC DATA PROCESSING I	0.7%	3.4%	51%	12%
BK	BANK OF NEW YORK MELLON COR	0.7%	1.5%	N/A	10%
BHP	BHP BILLITON LTD	0.8%	2.7%	49%	9%
CATO	CATO CORP NEW	0.7%	3.3%	36%	10%
CVX	CHEVRON CORP NEW	2.5%	4.3%	44%	4%
DEO	DIAGEO P L C	1.2%	3.7%	54%	8%
DD	DU PONT E I DE NEMOURS & CO	1.2%	4.3%	62%	9%
EMR	EMERSON ELEC CO	0.9%	3.1%	53%	13%
ENB	ENBRIDGE INC	0.7%	3.5%	44%	15%
EQT	EQT CORP	1.0%	2.5%	63%	13%
GE	GENERAL ELECTRIC CO	1.0%	2.8%	41%	10%
GIS	GENERAL MLS INC	1.5%	3.2%	38%	9%
HD	HOME DEPOT INC	0.8%	3.4%	56%	13%
JNJ	JOHNSON & JOHNSON	2.6%	3.7%	46%	7%
JPM	JPMORGAN CHASE & CO	2.3%	0.6%	50%	9%
KYN	KAYNE ANDERSON MLP INVSMNT	0.8%	7.3%	100%	N/A
LLY	LILLY ELI & CO	0.5%	5.5%	63%	7%
LLTC	LINEAR TECHNOLOGY CORP	1.0%	3.3%	71%	13%
MCD	MCDONALDS CORP	1.5%	3.3%	51%	10%
VIVO	MERIDIAN BIOSCIENCE INC	0.7%	4.5%	95%	13%
MICC	MILLICOM INTL CELLULAR S A	0.6%	7.0%	51%	4%
NEE	NEXTERA ENERGY INC	1.0%	4.1%	46%	6%
NWBI	NORTHWEST BANCSHARES INC MD	0.8%	3.5%	61%	9%
PRE	PARTNERRE LTD	1.0%	2.8%	35%	8%
PSO	PEARSON PLC	0.7%	4.1%	62%	7%
PNNT	PENNANTPARK INVT CORP	0.5%	11.1%	100%	4%
PEP	PEPSICO INC	2.2%	3.1%	46%	7%
PM	PHILIP MORRIS INTL INC	1.7%	5.0%	63%	10%
PII	POLARIS INDS INC	0.6%	3.0%	46%	11%
PG	PROCTER & GAMBLE CO	2.2%	3.2%	51%	10%
RY	ROYAL BK CDA MONTREAL QUE	1.0%	4.1%	73%	9%
RPM	RPM INTL INC	0.7%	4.6%	66%	14%
SSL	SASOL LTD	0.5%	3.4%	56%	9%
SDRL	SEADRILL LIMITED	0.4%	11.5%	78%	9%
SNA	SNAP ON INC	1.1%	2.5%	51%	10%
TYY	TORTOISE ENERGY CAP CORP	0.9%	7.1%	100%	N/A
TOT	TOTAL S A	1.4%	5.3%	55%	2%
TRV	TRAVELERS COMPANIES INC	1.4%	2.5%	20%	8%
UGI	UGI CORP NEW	0.6%	4.0%	36%	7%
UPS	UNITED PARCEL SERVICE INC	1.0%	3.2%	82%	12%
USB	US BANCORP DEL	1.2%	0.9%	19%	8%
VZ	VERIZON COMMUNICATIONS INC	2.3%	6.8%	82%	4%
WFC	WELLS FARGO & CO NEW	1.6%	0.8%	50%	10%
WEC	WISCONSIN ENERGY CORP	0.8%	3.2%	51%	9%
	Total	53%			
	Average		4.2%	58%	9%
	Median		3.4%	51%	9%

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABB	ABB LTD	0.8%	2.5%	38%	11%
ACN	ACCENTURE PLC IRELAND	1.2%	2.0%	31%	11%
ACE	ACE LTD	1.0%	2.6%	15%	13%
AWH	ALLIED WRLD ASSUR COM HLDG	0.9%	1.3%	7%	10%
AMP	AMERIPRISE FINL INC	1.0%	2.0%	23%	12%
APA	APACHE CORP	0.8%	0.7%	9%	9%
AMAT	APPLIED MATLS INC	1.0%	2.3%	87%	12%
BAX	BAXTER INTL INC	1.2%	2.8%	43%	11%
BDX	BECTON DICKINSON & CO	1.2%	2.2%	28%	11%
BRCM	BROADCOM CORP	0.6%	1.0%	43%	18%
CL	COLGATE PALMOLIVE CO	1.3%	2.7%	50%	10%
CBE	COOPER INDUSTRIES PLC	0.8%	2.5%	40%	13%
DE	DEERE & CO	1.4%	2.2%	48%	10%
EXPD	EXPEDITORS INTL WASH INC	0.4%	1.2%	35%	18%
BEN	FRANKLIN RES INC	1.0%	1.0%	15%	10%
GR	GOODRICH CORP	1.1%	1.6%	27%	11%
HAL	HALLIBURTON CO	0.7%	1.4%	33%	12%
HAYN	HAYNES INTERNATIONAL INC	0.6%	2.7%	97%	18%
INTC	INTEL CORP	1.7%	3.3%	56%	12%
IBM	INTERNATIONAL BUSINESS MACH	3.3%	2.1%	25%	10%
LANC	LANCASTER COLONY CORP	0.7%	2.3%	28%	10%
LMT	LOCKHEED MARTIN CORP	0.9%	3.4%	33%	9%
MRO	MARATHON OIL CORP	1.1%	3.2%	52%	11%
MCK	MCKESSON CORP	0.9%	1.1%	10%	12%
MDT	MEDTRONIC INC	1.3%	2.5%	29%	11%
MSFT	MICROSOFT CORP	1.9%	2.2%	27%	11%
MUR	MURPHY OIL CORP	0.9%	2.0%	23%	15%
NOV	NATIONAL OILWELL VARCO INC	0.7%	1.2%	12%	12%
NKE	NIKE INC	0.6%	1.6%	27%	13%
OXY	OCCIDENTAL PETE CORP DEL	1.6%	2.0%	30%	9%
ORCL	ORACLE CORP	1.3%	0.9%	18%	13%
OMI	OWENS & MINOR INC NEW	0.7%	2.5%	36%	12%
PPDI	PHARMACEUTICAL PROD DEV INC	0.5%	2.4%	62%	14%
PRU	PRUDENTIAL FINL INC	0.9%	1.3%	8%	9%
QCOM	QUALCOMM INC	1.9%	2.4%	40%	17%
RCI	ROGERS COMMUNICATIONS INC	0.8%	3.5%	60%	15%
SYNT	SYNTEL INC	0.7%	0.7%	9%	16%
TGT	TARGET CORP	1.2%	2.0%	19%	13%
TEVA	TEVA PHARMACEUTICAL INDS LT	1.0%	1.1%	26%	17%
TMO	THERMO FISHER SCIENTIFIC IN	0.9%	0.0%	0%	10%
TJX	TJX COS INC NEW	0.9%	1.4%	19%	14%
TUP	TUPPERWARE BRANDS CORP	0.9%	2.5%	32%	12%
TEL	TYCO ELECTRONICS LTD SWITZE	0.8%	2.6%	50%	14%
UNP	UNION PAC CORP	1.0%	1.5%	32%	12%
UTX	UNITED TECHNOLOGIES CORP	1.3%	2.6%	39%	12%
WMT	WAL MART STORES INC	1.9%	2.5%	32%	11%
	Total	47%			
	Average		2.0%	32%	12%
	Median		2.1%	30%	12%

Source: FactSet Research Systems

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	1.1	1.0	0.9	1.5	1.6	1.5	1.5	1.9	1.4
PRODUCER MANUFACTURING	12.6	11.0	8.1	7.1	7.7	8.6	8.6	9.4	9.7
ELECTRONIC TECHNOLOGY	6.0	7.2	7.7	8.4	9.8	9.8	10.3	10.0	9.8
CONSUMER DURABLES	0.0	0.6	0.7	1.0	1.4	1.5	1.7	1.7	2.2
ENERGY MINERALS	12.0	10.5	10.3	10.1	9.7	9.7	10.2	10.2	9.9
PROCESS INDUSTRIES	0.9	0.7	0.5	0.7	1.3	1.3	1.3	1.1	1.9
HEALTH TECHNOLOGY	12.6	11.1	12.2	12.7	11.0	11.6	11.3	11.3	11.0
CONSUMER NON-DURABLES	10.0	11.6	13.5	12.8	11.1	10.5	10.8	11.1	11.3
INDUSTRIAL SERVICES	4.3	3.6	2.3	2.3	2.5	2.8	2.4	1.9	1.9
COMMERCIAL SERVICES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TECHNOLOGY SERVICES	4.4	4.2	4.3	4.1	4.8	4.7	5.1	5.6	5.5
HEALTH SERVICES	2.3	2.9	2.9	2.3	2.2	1.9	1.8	1.9	2.1
CONSUMER SERVICES	2.0	2.0	2.4	2.9	2.8	2.5	2.7	2.7	2.2
RETAIL TRADE	1.9	2.7	3.1	3.9	4.3	4.4	4.8	4.6	4.7
TRANSPORTATION	3.3	3.4	3.6	3.7	3.2	3.0	3.0	2.7	2.4
UTILITIES	4.1	3.4	3.9	5.0	4.0	4.1	3.2	2.4	3.1
FINANCE	18.7	20.0	19.1	17.1	18.1	17.9	17.3	17.8	17.4
COMMUNICATIONS	3.9	4.1	4.7	4.6	4.7	4.4	4.3	3.7	3.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	06/08	09/08	12/08	03/09	06/09	09/09	12/09	03/10	06/10
NON-ENERGY MINERALS	1.6	1.1	1.0	1.1	1.1	1.2	1.3	1.3	1.3
PRODUCER MANUFACTURING	8.4	8.3	8.1	7.0	7.1	7.5	7.3	7.9	7.7
ELECTRONIC TECHNOLOGY	10.0	9.5	9.0	10.9	11.1	11.4	11.7	11.2	11.6
CONSUMER DURABLES	1.0	1.2	0.9	0.8	1.0	1.1	1.1	1.2	1.2
ENERGY MINERALS	12.1	10.3	11.6	11.3	10.3	9.6	9.5	9.1	9.0
PROCESS INDUSTRIES	2.6	2.6	2.4	2.7	2.5	2.6	2.7	2.5	2.5
HEALTH TECHNOLOGY	10.1	11.1	12.6	13.2	12.1	11.1	10.6	10.0	9.9
CONSUMER NON-DURABLES	8.3	9.7	9.8	9.5	9.2	8.9	9.0	9.0	9.4
INDUSTRIAL SERVICES	4.0	2.9	2.0	2.0	2.1	2.3	2.3	2.2	2.2
COMMERCIAL SERVICES	1.0	1.0	0.9	1.0	1.0	1.0	1.0	1.1	1.0
TECHNOLOGY SERVICES	5.9	5.9	5.6	6.5	6.7	6.5	7.3	6.6	6.1
HEALTH SERVICES	1.8	2.0	2.2	2.2	2.2	2.1	2.3	2.3	2.3
CONSUMER SERVICES	4.1	4.0	4.3	4.0	4.3	4.4	4.7	5.2	5.4
RETAIL TRADE	5.2	5.6	5.9	6.7	6.2	6.1	6.0	6.2	5.9
TRANSPORTATION	2.1	2.3	2.2	2.1	2.0	2.0	2.1	1.9	1.9
UTILITIES	4.5	3.9	4.4	4.5	4.4	4.0	4.0	3.4	3.7
FINANCE	14.1	15.5	13.0	10.5	13.0	14.9	13.8	16.2	16.0
COMMUNICATIONS	3.3	3.1	3.8	4.0	3.5	3.2	3.2	2.8	3.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sit Dividend Growth Fund Strategy vs. Benchmarks

Data as of June 30, 2010

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight + / -	Russell 1000 Growth Weight	Relative Weight + / -	Russell 1000 Value Weight	Relative Weight + / -
Non-Energy Minerals	1.4	1.3	0	1.8	0	1.0	0
Producer Manufacturing	9.7	7.7	+	10.4	0	5.7	++
Electronic Technology	9.8	11.6	-	19.7	–	2.6	++
Consumer Durables	2.2	1.2	0	1.5	0	1.2	0
Energy Minerals	9.9	9.0	0	7.9	+	9.2	0
Process Industries	1.9	2.5	0	3.0	-	2.6	0
Health Technology	11.0	**9.9**	+	**8.3**	+	**11.2**	**0**
Consumer Non-Durables	11.3	9.4	+	8.4	+	8.3	++
Industrial Services	1.9	2.2	0	2.5	0	2.3	0
Commercial Services	0.0	1.0	-	1.9	-	0.9	0
Technology Services	5.5	6.1	0	10.1	–	2.2	++
Health Services	2.1	2.3	0	2.7	0	2.2	0
Consumer Services	2.2	5.4	--	5.9	–	5.1	-
Retail Trade	4.7	5.9	-	8.4	–	2.9	+
Transportation	2.4	1.9	0	2.0	0	1.8	0
Utilities	3.1	3.7	0	0.1	++	7.4	–
Finance	17.4	**16.0**	+	**4.5**	++	**28.3**	–
Communications	3.7	3.1	0	1.0	+	5.1	-
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**74%**		**64%**		**57%**	

Industry Sector Portfolio Evaluation

Sit Dividend Growth

June 30, 2010

NON-ENERGY MINERALS	$000	% EQUITY
BHP BILLITON ADR	490	0.8
HAYNES INTERNATIONAL INC	386	0.6
		1.4

PRODUCER MANUFACTURING	$000	% EQUITY
3M CO	1,224	1.9
DEERE & CO	863	1.4
UNITED TECHNOLOGIES CORP	837	1.3
GOODRICH CORP	716	1.1
GENERAL ELECTRIC CO	653	1.0
EMERSON ELECTRIC CO	599	0.9
ABB LTD - ADR	511	0.8
COOPER INDUSTRIES PLC	488	0.8
LOCKHEED MARTIN CORP	305	0.5
		9.7

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	2,087	3.3
INTEL CORP	1,066	1.7
QUALCOMM INC	929	1.5
APPLIED MATLS INC	644	1.0
LINEAR TECHNOLOGY CORP	609	1.0
TYCO ELECTRONICS LTD	515	0.8
BROADCOM CORP	376	0.6
		9.8

CONSUMER DURABLES	$000	% EQUITY
SNAP ON INC	695	1.1
POLARIS INDS INC	355	0.6
TUPPERWARE BRANDS CORP	319	0.5
		2.2

ENERGY MINERALS	$000	% EQUITY
CHEVRON CORP	1,622	2.5
OCCIDENTAL PETROLEUM CORP	1,011	1.6
TOTAL S A ADR	911	1.4
MARATHON OIL CORP	709	1.1
EQT CORPORATION	669	1.0
MURPHY OIL CORP	560	0.9
APACHE CORP	505	0.8
SASOL LTD - ADR	317	0.5
		9.9

PROCESS INDUSTRIES	$000	% EQUITY
DU PONT E I DE NEMOURS &	792	1.2
RPM INTERNATIONAL INC	421	0.7
		1.9

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	1,689	2.6
ABBOTT LABORATORIES	940	1.5
MEDTRONIC INC	812	1.3
BAXTER INTL INC	797	1.2
BECTON DICKINSON & CO	757	1.2
TEVA PHARMACEUTICAL INDS ADR	655	1.0
THERMO FISHER SCIENTIFIC INC	589	0.9
MERIDIAN BIOSCIENCE INC	445	0.7
LILLY ELI & CO	347	0.5
		11.0

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	1,402	2.2
PROCTER & GAMBLE CO	1,374	2.2
PHILIP MORRIS INTL INC	1,054	1.7
GENERAL MILLS INC	963	1.5
COLGATE PALMOLIVE CO	843	1.3
DIAGEO PLC ADR	747	1.2
LANCASTER COLONY CORP	443	0.7
NIKE INC	385	0.6
		11.3

INDUSTRIAL SERVICES	$000	% EQUITY
HALLIBURTON CO	462	0.7
NATIONAL OILWELL VARCO INC	446	0.7
SEADRILL LIMITED	282	0.4
		1.9

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	971	1.5
ORACLE CORP	852	1.3
ACCENTURE PLC	773	1.2
AUTOMATIC DATA PROCESSING	467	0.7
SYNTEL INC	415	0.7
		5.5

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	564	0.9
OWENS & MINOR INC	458	0.7
PHARMACEUTICAL PROD DEV INC	295	0.5
		2.1

CONSUMER SERVICES	$000	% EQUITY
MCDONALDS CORP	968	1.5
PEARSON PLC ADR	443	0.7
		2.2

RETAIL TRADE	$000	% EQUITY
WAL MART STORES INC	947	1.5
TARGET CORP	762	1.2
HOME DEPOT INC	486	0.8
CATO CORP	441	0.7
TJX COS INC	327	0.5
		4.7

TRANSPORTATION	$000	% EQUITY
UNION PAC CORP	667	1.0
UNITED PARCEL SERVICE INC	629	1.0
EXPEDITORS INTL WASH INC	242	0.4
		2.4

UTILITIES	$000	% EQUITY
NEXTERA ENERGY INC	668	1.0
WISCONSIN ENERGY CORP	492	0.8
ENBRIDGE INC	415	0.7
UGI CORP NEW	412	0.6
		3.1

FINANCE	$000	% EQUITY
JPMORGAN CHASE & CO	1,441	2.3
WELLS FARGO & CO	1,019	1.6
THE TRAVELERS COMPANIES, INC.	882	1.4
US BANCORP	776	1.2
AMERIPRISE FINL INC	650	1.0
ROYAL BANK OF CANADA	645	1.0
FRANKLIN RESOURCES INC	634	1.0
ACE LTD	618	1.0
PARTNERRE LTD	617	1.0
ALLIED WRLD ASSUR COM HLD	594	0.9
TORTOISE ENERGY CAP CORP	582	0.9
PRUDENTIAL FINANCIAL INC	547	0.9
NORTHWEST BANCSHARES INC	506	0.8
KAYNE ANDERSON MLP INVSM	496	0.8
BANK OF NEW YORK MELLON CORP	427	0.7
PENNANTPARK INVT CORP	341	0.5
APOLLO INVT CORP	294	0.5
		17.4

COMMUNICATIONS	$000	% EQUITY
VERIZON COMMUNICATIONS	1,485	2.3
ROGERS COMMUNICATIONS INC	485	0.8
MILLICOM INTL CELLULARS	405	0.6
		3.7

Portfolio Market Capitalization Summary

Sit Dividend Growth

June 30, 2010

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
MICROSOFT CORP	42,200	29.04	23.01	1.5	201,656
WAL MART STORES INC	19,700	52.80	48.07	1.5	178,323
PROCTER & GAMBLE CO	22,900	61.01	59.98	2.2	172,737
JOHNSON & JOHNSON	28,600	62.10	59.06	2.6	162,892
INTL BUSINESS MACHINES CORP	16,900	110.54	123.48	3.3	158,344
GENERAL ELECTRIC CO	45,300	25.99	14.42	1.0	153,955
JPMORGAN CHASE & CO	39,350	38.60	36.61	2.3	145,660
CHEVRON CORP	23,900	75.24	67.86	2.5	136,306
WELLS FARGO & CO	39,800	27.38	25.60	1.6	133,380
INTEL CORP	54,800	20.09	19.45	1.7	108,220
ORACLE CORP	39,700	20.04	21.46	1.3	107,710
TOTAL S A ADR	20,400	62.86	44.64	1.4	104,834
BHP BILLITON ADR	7,900	40.20	61.99	0.8	104,092
PEPSICO INC	23,000	60.88	60.95	2.2	98,295
PHILIP MORRIS INTL INC	23,000	42.16	45.84	1.7	84,890
VERIZON COMMUNICATIONS	53,000	32.91	28.02	2.3	79,205
ABBOTT LABORATORIES	20,100	50.79	46.78	1.5	72,208
MCDONALDS CORP	14,700	56.80	65.87	1.5	70,863
ROYAL BANK OF CANADA	13,500	45.18	47.79	1.0	67,930
OCCIDENTAL PETROLEUM CORP	13,100	73.36	77.15	1.6	62,659
UNITED TECHNOLOGIES CORP	12,900	61.05	64.91	1.3	60,566
3M CO	15,500	72.81	78.99	1.9	56,325
QUALCOMM INC	28,300	41.18	32.84	1.5	53,870
TEVA PHARMACEUTICAL INDS ADR	12,600	49.65	51.99	1.0	48,625
HOME DEPOT INC	17,300	26.22	28.07	0.8	47,168
U S BANCORP	34,700	23.63	22.35	1.2	42,843
UNITED PARCEL SERVICE INC	11,050	57.61	56.89	1.0	40,980
ABB LTD - ADR	29,600	20.02	17.28	0.8	40,251
DIAGEO PLC ADR	11,900	66.66	62.74	1.2	39,298
MEDTRONIC INC	22,400	42.50	36.27	1.3	39,279
LILLY ELI & CO	10,350	41.41	33.50	0.5	38,630
COLGATE-PALMOLIVE CO	10,700	69.17	78.76	1.3	38,628
TARGET CORP	15,500	40.76	49.17	1.2	36,212
UNION PAC CORP	9,600	46.49	69.51	1.0	35,165
EMERSON ELECTRIC CO	13,700	45.39	43.69	0.9	32,906
DU PONT E I DE NEMOURS &	22,900	38.04	34.59	1.2	31,340
BANK OF NEW YORK MELLON CORP	17,300	28.74	24.69	0.7	29,948
APACHE CORP	6,000	94.32	84.19	0.8	28,395
LOCKHEED MARTIN CORP	4,100	83.92	74.50	0.5	27,846
NIKE INC	5,700	51.85	67.55	0.6	26,730
PRUDENTIAL FINANCIAL INC	10,200	40.02	53.66	0.9	24,898
ACCENTURE PLC	20,000	35.90	38.65	1.2	24,630
THE TRAVELERS COMPANIES, INC.	17,900	42.57	49.25	1.4	24,395
BAXTER INTL INC	19,600	53.48	40.64	1.2	24,361
DEERE & CO	15,500	53.82	55.68	1.4	23,655
GENERAL MILLS INC	27,100	29.64	35.52	1.5	23,569
SASOL LTD - ADR	9,000	45.71	35.27	0.5	22,544

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
HALLIBURTON CO	18,800	30.338	24.550	0.7	22,223
MARATHON OIL CORP	22,800	38.751	31.090	1.1	22,058
AUTOMATIC DATA PROCESSING	11,100	39.333	40.310	0.7	20,250
NEXTERA ENERGY INC	13,700	48.853	48.710	1.0	20,219
THERMO FISHER SCIENTIFIC INC	12,000	45.151	49.050	0.9	20,130
FRANKLIN RESOURCES INC	7,310	78.158	88.190	1.0	19,594
ENBRIDGE INC	8,900	35.321	41.100	0.7	17,714
MCKESSON CORP	8,400	53.315	67.110	0.9	17,458
ACE LTD	12,000	47.353	51.480	1.0	17,434
TJX COS INC	7,800	32.103	41.950	0.5	17,115
APPLIED MATLS INC	53,100	14.740	12.020	1.0	16,143
BECTON DICKINSON & CO	11,700	75.095	67.620	1.2	15,778
ROGERS COMMUNICATIONS INC	14,800	31.374	32.760	0.8	15,391
BROADCOM CORP	11,400	33.051	32.970	0.1	14,530
NATIONAL OILWELL VARCO INC	13,500	40.121	33.070	0.7	13,857
TYCO ELECTRONICS LTD	20,300	25.250	25.380	0.8	11,511
PEARSON PLC ADR	32,700	13.959	13.150	0.7	10,573
MURPHY OIL CORP	11,300	49.113	49.550	0.9	9,488
AMERIPRISE FINL INC	18,000	43.134	36.130	1.0	9,304
MILLICOM INTL CELLULAR S	5,000	80.075	81.070	0.1	8,808
GOODRICH CORP	10,800	58.118	66.250	1.1	8,393
COOPER INDUSTRIES PLC	11,100	40.033	44.000	0.8	7,371
EXPEDITORS INTL WASH INC	7,000	30.913	34.510	0.4	7,347
SEADRILL LIMITED	15,400	19.540	18.280	0.4	7,335
LINEAR TECHNOLOGY CORP	31,900	27.811	27.810	1.0	6,333
WISCONSIN ENERGY CORP	9,700	43.100	50.740	0.8	5,933
PARTNERRE LTD	8,800	65.884	70.140	1.0	5,488
EQT CORPORATION	18,500	31.774	36.140	1.0	5,377
PHARMACEUTICAL PROD DEV INC	11,800	29.758	25.410	0.5	3,013
UGI CORP NEW	14,300	24.115	25.440	0.1	2,778
TUPPERWARE BRANDS CORP	8,000	39.057	39.850	0.5	2,518
SNAP ON INC	17,000	33.401	40.910	1.1	2,315
RPM INTERNATIONAL INC	22,100	18.143	17.840	0.7	2,313
ALLIED WRLD ASSUR COM HLD	13,100	43.417	45.380	0.9	2,290
POLARIS INDS INC	1,500	38.787	54.620	0.1	1,889
APOLLO INVT CORP	21,500	8.157	9.330	0.5	1,809
OWENS & MINOR INC	14,150	21.501	28.380	0.7	1,791
KAYNE ANDERSON MLP INVSM	18,950	21.344	26.170	0.8	1,527
LANCASTER COLONY CORP	8,300	53.438	53.360	0.7	1,507
SYNTEL INC	12,333	39.580	33.950	0.7	1,410
NORTHWEST BANCSHARES INC	44,100	11.110	11.470	0.8	1,270
MERIDIAN BIOSCIENCE INC	24,193	19.513	17.000	0.7	691
CATO CORP	20,047	11.493	22.020	0.7	611
TORTOISE ENERGY CAP CORP	25,400	19.349	22.910	0.9	439
HAYNES INTERNATIONAL INC	13,550	38.888	30.830	0.1	374
PENNANTPARK INVT CORP	35,700	7.757	9.550	0.5	301

WEIGHTED AVERAGE:	58,144
UNWEIGHTED AVERAGE:	40,521
MEDIAN:	22,544

Model Portfolios Use Opportunity Matrix

Dividend Growth

S&P 500: 1030.71
10-Year U.S. Treasury: 2.952%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH	CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Assets		Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 9	Rogers Comm./Verizon	ACE Ltd./Allied Assurance/ PartnerRe US Bancorp/Wells Fargo	Apache/Chevron/Marathon/ Murphy/Occidental/Total	Abbott Labs/Johnson & Johnson Accenture/Syntel Colgate-Palmolive Inc/Procter & Gamble	3M/DuPont IBM		
Second Tier (2-2 1/2 %) 11	Enbridge/Kayne Anderson/ Tortoise Energy	JPMorgan	EQT Corp/Nextera Ameriprise/Prudential	Lancaster Colony/General Mills Pepsico Target/Wal-Mart Stores	Intel	ABB/General Electric Goodrich/United Technologies Union Pacific/UPS	
Third Tier (1-1 1/2 %) 46	Apollo Investments/ PennantPark Philip Morris Int'l Royal Bank of Canada	Bank of NY Mellon Travelers	Northwest Bancshares Sasol	Automatic Data Processing Baxter Int'l Becton Dickinson/C.R. Bard Diageo Expeditors Franklin Resources McKesson/Owens & Minor Medtronic Meridian Bioscience Microsoft Millicom Oracle PPDI QUALCOMM Teva Pharmaceutical Thermo Fisher Tupperware	Applied Materials BHP Billiton Broadcom Corp Cooper Industries/ Emerson Electric Deere Eli Lilly Halliburton/Seadrill Haynes Int'l Linear Tech Lockheed Martin McDonald's National Oilwell Varco Nike Snap On TJX UGI/Wisconsin Energy	Cato Corp Home Depot Pearson Polaris RPM Int'l Tyco Electronics	
Sector Distribution	34%			33%	33%		

Targeted weightings as of 6/30/2010

Sit Dividend Growth Fund

June 30, 2010

(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	12.4x	8.0%	2.7%	9.1%	12.2%	38%
S&P 500 Index	13.1x	7.6%	1.5%	1.4%	8.8%	26%
Russell 1000 Growth Index	14.1x	7.0%	0.7%	3.1%	10.2%	14%
Russell 1000 Value Index	12.6x	7.8%	1.5%	0.7%	5.9%	28%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	'09-'10 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	8.8	13%	11%	14.9%	11.8%	14.5%
S&P 500 Index	18.4	13%	11%	10.7%	10.1%	18.9%
Russell 1000 Growth Index	19.7	16%	13%	11.5%	10.6%	12.4%
Russell 1000 Value Index	24.1	8%	10%	8.0%	8.0%	26.0%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings

Sit Dividend Growth Fund

June 30, 2010

Security	Sector	Market Value (000)	% of Equity	LT Growth	C2011 P/E Ratio
INTL BUSINESS MACHINES CORP	ELECTRONIC TECHNOLOGY	$ 2,087	3.3%	10.0%	10 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	1,689	2.6%	7.2%	11 x
CHEVRON CORP	ENERGY MINERALS	1,622	2.5%	4.5%	7 x
VERIZON COMMUNICATIONS	COMMUNICATIONS	1,485	2.3%	3.8%	12 x
JPMORGAN CHASE & CO	FINANCE	1,441	2.3%	8.5%	8 x
PEPSICO INC	CONSUMER NON-DURABLES	1,402	2.2%	7.1%	13 x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	1,374	2.2%	9.7%	15 x
3M CO	PRODUCER MANUFACTURING	1,224	1.9%	11.3%	13 x
INTEL CORP	ELECTRONIC TECHNOLOGY	1,066	1.7%	11.5%	10 x
PHILIP MORRIS INTL INC	CONSUMER NON-DURABLES	1,054	1.7%	10.0%	11 x
WELLS FARGO & CO	FINANCE	1,019	1.6%	12.0%	9 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	1,011	1.6%	8.5%	10 x
MICROSOFT CORP	TECHNOLOGY SERVICES	971	1.5%	11.4%	9 x
MCDONALDS CORP	CONSUMER SERVICES	968	1.5%	10.0%	14 x
GENERAL MILLS INC	CONSUMER NON-DURABLES	963	1.5%	9.0%	14 x
WAL MART STORES INC	RETAIL TRADE	947	1.5%	11.0%	11 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	940	1.5%	10.8%	10 x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	929	1.5%	16.9%	13 x
TOTAL S A ADR	ENERGY MINERALS	911	1.4%	2.2%	6 x
THE TRAVELERS COMPANIES, INC.	FINANCE	882	1.4%	7.5%	8 x
DEERE & CO	PRODUCER MANUFACTURING	863	1.4%	7.3%	11 x
ORACLE CORP	TECHNOLOGY SERVICES	852	1.3%	13.0%	11 x
COLGATE-PALMOLIVE CO	CONSUMER NON-DURABLES	843	1.3%	10.2%	15 x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	837	1.3%	11.7%	12 x
MEDTRONIC INC	HEALTH TECHNOLOGY	812	1.3%	11.0%	10 x
	TOTAL		44.3		

Number of Equity Holdings = 93

NM= non-meaningful, N/A=not applicable

Equity Characteristics

June 30, 2010

	Sit Dividend Growth Fund	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]				
2010 Projected Gain	+18.5%	+27.1%	+32.2%	+43.7%
2011 Projected Gain	+16.3%	+15.5%	+15.2%	+16.0%
5-Year Projected Growth	+10.7%	+12.8%	+8.0%	+8.0%
Dividend Yield				
Equities Only	+3.0%	+1.7%	+2.2%	+2.2%
Total Fund	+2.9%	+1.7%	+2.2%	+2.2%
Implied Return				
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+13.7%	+14.5%	+10.2%	+10.2%
Weighted Average Price/Earnings Ratio [2]				
2010 Calendar P/E	13.3x	15.1x	15.3x	12.6x
2011 Calendar P/E	11.2x	13.1x	13.3x	10.9x
Median Price/Earnings Ratio [2]				
2010 Calendar P/E	12.9x	14.4x	N/A	13.7x
2011 Calendar P/E	11.3x	12.4x	N/A	11.8x
Average P/E-to-5-Year Earnings Growth Ratio				
2010 Calendar PEG	1.2x	1.0x	1.9x	1.6x
2011 Calendar PEG	1.0x	0.9x	1.7x	1.4x
Weighted Average Market Capitalization ($MIL)	58,144	68,281	74,018	74,018

(1) Excludes stocks with P/E ratios over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E ratios over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis;
Median P/E is calculated using bottom up earnings estimates from FactSet

Source: FactSet, Frank Russell Co., and Sit Investment Associates

Sit Dividend Growth

Portfolio Free Cash Flow Yield Summary*

June 30, 2010

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Haynes International Inc.	0.44	65	284	23.0	2.5	25.5
Cato Corp. (Cl A)	0.75	78	429	18.1	2.8	20.9
Accenture Plc	1.14	2,675	20,747	12.9	2.0	14.9
McKesson Corp.	1.03	2,117	16,765	12.6	0.7	13.3
TJX Cos.	0.54	1,926	15,947	12.1	1.3	13.4
Microsoft Corp.	1.65	20,224	167,943	12.0	2.0	14.1
Tyco Electronics Ltd.	0.84	1,428	12,093	11.8	2.2	14.0
Intel Corp.	1.78	10,937	93,735	11.7	2.9	14.6
Eli Lilly & Co.	0.52	4,473	38,743	11.5	6.0	17.5
Millicom International Cellular S.A.	0.59	1,067	9,552	11.2	3.3	14.5
ABB Ltd. ADS	0.76	3,628	33,126	11.0	2.6	13.6
Owens & Minor Inc.	0.62	197	1,908	10.3	2.4	12.7
Polaris Industries Inc.	0.63	192	1,875	10.2	2.7	13.0
Snap-On Inc.	1.09	287	2,825	10.2	2.7	12.9
International Business Machines Corp.	3.27	17,218	170,802	10.1	2.1	12.2
National Oilwell Varco Inc.	0.70	1,203	12,239	9.8	1.0	10.9
RPM International Inc.	0.56	289	2,958	9.8	4.1	13.9
Johnson & Johnson	2.53	15,107	156,971	9.6	3.7	13.3
Lockheed Martin Corp.	0.50	2,792	29,404	9.5	3.2	12.6
Nike Inc. (Cl B)	0.63	2,602	28,120	9.3	1.5	10.7
QUALCOMM Inc.	1.49	3,951	42,910	9.2	2.1	11.3
E.I. DuPont de Nemours & Co.	1.02	3,373	38,532	8.8	4.5	13.3
Automatic Data Processing Inc.	0.76	1,592	18,287	8.7	3.3	12.0
C.R. Bard Inc.	0.48	584	6,801	8.6	0.8	9.4
Emerson Electric Co.	0.75	3,150	36,753	8.6	2.9	11.5
Verizon Communications Inc.	2.25	15,466	181,391	8.5	6.9	15.4
Lancaster Colony Corp.	0.75	117	1,412	8.3	2.2	10.5
Home Depot Inc.	0.77	4,476	54,581	8.2	2.8	11.0
Abbott Laboratories	1.45	7,017	85,995	8.2	3.7	11.9
Oracle Corp.	1.36	8,451	103,808	8.1	0.9	9.0
Pharmaceutical Product Development	0.41	196	2,414	8.1	2.2	10.4
Applied Materials Inc.	1.07	1,114	14,014	8.0	2.2	10.1
Becton Dickinson & Co.	1.21	1,282	16,211	7.9	2.1	10.0
3M Co.	1.67	4,512	57,781	7.8	2.6	10.5
Medtronic Inc.	1.18	3,558	46,004	7.7	2.1	9.8
Broadcom Corp.	0.60	1,092	14,322	7.6	0.9	8.6
Rogers Communications Inc. (Cl B)	0.72	2,060	27,140	7.6	3.7	11.3
United Technologies Corp.	1.27	5,216	69,067	7.6	2.5	10.1
Procter & Gamble Co.	2.05	14,695	198,093	7.4	3.2	10.6
Baxter International Inc.	1.29	1878	26608	7.1	2.7	9.8

ISSUE DESCRIPTION	%EQ	$FCF	Ent. Value	FCF Yield	DVD Yield	Total Yield
Cooper Industries PLC (Cl A)	0.94	558	7,916	7.0	2.3	9.3
Thermo Fisher Scientific Inc.	1.07	1,437	20,769	6.9	0.0	6.9
Colgate-Palmolive Co.	1.12	2,737	41,358	6.6	2.7	9.3
Target Corp.	1.28	3,226	50,412	6.4	1.2	7.6
Nucor Corp.	0.19	847	13,362	6.3	3.3	9.7
Occidental Petroleum Corp.	1.83	3,885	63,460	6.1	1.6	7.7
Deere & Co.	1.36	2,621	43,685	6.0	1.9	7.9
Linear Technology Corp.	0.91	379	6,488	5.8	3.3	9.1
General Electric Co.	1.13	35,304	608,682	5.8	2.4	8.2
Teva Pharmaceutical Industries Ltd. AD:	1.05	2,802	49,204	5.7	1.2	6.9
BHP Billiton Ltd. ADS	0.84	10,139	181,055	5.6	2.6	8.2
Syntel Inc.	0.62	63	1,193	5.2	0.7	6.0
General Mills Inc.	1.61	1,531	29,317	5.2	2.8	8.0
Wal-Mart Stores Inc.	1.27	11,511	220,629	5.2	2.4	7.6
Goodrich Corp.	1.01	497	9,575	5.2	1.6	6.7
McDonald's Corp.	1.41	4,103	79,356	5.2	3.3	8.5
Meridian Bioscience Inc.	0.58	32	630	5.1	4.3	9.5
United Parcel Service Inc. (Cl B)	0.73	3,135	63,226	5.0	3.0	8.0
Chevron Corp.	2.68	6,660	136,239	4.9	3.9	8.8
Diageo PLC ADS	1.21	2,350	52,232	4.5	3.8	8.3
PepsiCo Inc.	2.06	5,199	116,986	4.4	2.9	7.3
Strayer Education Inc.	0.26	122	2,749	4.4	1.3	5.7
UGI Corp.	0.64	218	5,008	4.4	3.1	7.4
Sasol Ltd. ADS	0.49	977	23,831	4.1	3.3	7.4
Expeditors International of Washington Ir	0.36	252	6,302	4.0	1.0	5.0
Apache Corp.	0.61	1,188	31,321	3.8	0.7	4.5
Murphy Oil Corp.	0.92	356	9,524	3.7	1.9	5.6
Lufkin Industries Inc.	0.51	37	1,059	3.5	0.6	4.1
Philip Morris International Inc.	1.54	3,562	101,758	3.5	5.3	8.8
NextEra Energy Inc	1.04	1,186	39,517	3.0	4.0	7.0
Halliburton Co.	0.71	592	23,654	2.5	1.4	4.0
Union Pacific Corp.	1.07	848	43,146	2.0	1.8	3.8
Total S.A. ADS	1.45	1,159	118,278	1.0	6.6	7.6
Wisconsin Energy Corp.	0.76	71	10,715	0.7	3.3	3.9
Atlas Energy Inc.	0.24	-20	4,786	-0.4	0.0	-0.4
Marathon Oil Corp.	1.12	-681	27,863	-2.4	3.2	0.8
EQT Corp.	0.98	-185	6,585	-2.8	2.2	-0.6
Enbridge Inc.	0.61	-942	32,227	-2.9	3.7	0.8
Pearson PLC ADS	0.70	#N/A	13,046	#N/A	3.9	#N/A
Sit Dividend Growth Weighted Avg		5,327	74,365	7.1	2.8	9.8

VIII. Services and Fee Schedule

- Separate accounts
- Commingled funds
- Mutual funds

We Provide the Highest Quality Service to Our Clients

Sit Investment Associates, Inc. is a full service investment management organization. The firm's goal is to be considered an extension of our client's own operations.

Among the services offered are:

- Consultation designed to meet each client's individualized requirements, including establishment of appropriate portfolio objectives.
- Portfolio policy related specifically to client needs; full discretionary asset management, including investment of short-term funds.
- Execution of all portfolio trades, including client-directed brokerage allocations.
- Liaison with custodians; including monthly reconciliation.
- Complete client reports on a monthly/quarterly basis; flexible in providing customized formats per client request.
- Review meetings at client's request; typically quarterly.
- Special servicing features to include client workshops and selected consultants available to clients.
- Quarterly investment outlook and strategy policy paper.
- Access to all investment staff, including chief investment officer.

Speakers for 28th Annual Domestic Client Workshop

February 11-14, 2010

The Four Seasons Resort Aviara, Carlsbad, California

Mr. Charles E. Cook, Jr. – Editor and Publisher, *The Cook Political Report*, and political analyst for the National Journal Group. He is widely regarded as one of the most astute impartial analysts of the Washington political scene and is one of the nation's leading authorities on U.S. elections.

Mr. Richard Fontaine – Senior Fellow at the Center for a New American Security (CNAS), which he joined in September 2009. He previously served as foreign policy advisor to Senator John McCain for more than five years. He has also worked at the State Department, the National Security Council and on the staff of the Senate Foreign Relations Committee.

Congressman Bill Frenzel – Retired veteran Republican Congressman from Minnesota. An expert on U.S. budget and trade issues, and was a Special Adviser to President Clinton on NAFTA and a member of President Bush's Social Security Commission and the 2005 President's Advisory Panel on Federal Tax Reform. He is currently resident scholar at the Brookings Institution and a C0-Chair of the Peterson Pew Commission on Budget Reform.

Dr. David Gratzer - Senior fellow at the Manhattan Institute. His research interests include consumer-driven health care, Medicare and Medicaid, drug reimportation, and FDA reform. Dr. Gratzer's most recent book, with Foreword by Milton Friedman, is *The Cure: How Capitalism Can Save American Health Care*. He has also testified before Congress on health care issues.

Dr. Sidney L. Jones – Former Assistant Secretary for Economic Policy, Department of the Treasury. Served as senior economist at the Council of Economic Advisors and Special Adviser to the Chairman of the Board of Governors of the Federal Reserve System. He has taught finance and economics courses at major universities and authored many publications dealing with U.S. and international economic policy.

Dr. Henry Kaufman – President of Henry Kaufman & Company, an investment management and economic and financial consulting firm, since April 1988. Previously spent 26 years at Salomon Brothers, where he served as a managing director, vice chairman, member of the executive committee, and was in charge of Salomon's four research departments. He is the author of *On Money and Markets*, and most recently, *The Road to Financial Reformation*.

Dr. Arthur B. Laffer – Founder and Chairman of Laffer Associates, an institutional economic research and consulting firm, and Laffer Investments, an institutional investment management firm. Laffer Associates' research focuses on the interconnecting macroeconomic, political and demographic changes affecting global financial markets. Dr. Laffer's economic influence triggered a world-wide tax cutting movement in the 1980s and earned him the distinction as "The Father of Supply-Side Economics."

Dr. David (Mike) Lampton – George and Sadie Hyman Professor of China Studies, Director of the China Studies Program, and Dean of Faculty at the Johns Hopkins School of Advanced International Studies. Author of *The Three Faces of Chinese Power: Might Money, and Minds*, most recently, and, additionally, *Same Bed, Different Dreams: Managing U.S.-China Relations*, and editor of *The Making of Chinese Foreign and Security Policy in the Era of Reform*, among many other books and articles on Chinese domestic and foreign affairs.

Mr. Jeff Lande – EVP of TechAmerica where he manages the association's domestic and foreign policy efforts related to immigration and global sourcing. Served as the national Legislative Director and Washington Office Associate Director of UJC, one of the world's largest charitable organizations. Also held several senior staff positions in the U.S. House of Representatives, and owned two small businesses, including a computer consulting firm.

Mr. Terry M. Moe – Senior fellow at the Hoover Institution, a member of the Institution's Koret Task Force on K-12 education, and the William Bennett Munro Professor of political science at Stanford University. An expert on educational policy, U.S. political institutions, and organization theory. His latest book (with John E. Chubb), *Liberating Learning: Technology, Politics, and the Future of American Education*, maps out a vision of the nation's educational future, showing how the ideas and innovations of technology will transform public schools.

Dr. Michael T. Osterholm – Ddirector of the NIH-supported Minnesota Center of Excellence for Influenza Research and Surveillance (MCEIRS) within CIDRAP, and a professor in the Division of Environmental Health Sciences, University of Minnesota. An international leader on the critical concern regarding our preparedness for an influenza pandemic.

Mr. Karim Sadjadpour - Associate at the Carnegie Endowment for International Peace and a leading researcher on Iran. A regular contributor to BBC World TV and radio, CNN, National Public Radio, and PBS NewsHour with Jim Lehrer, and has written for the *Economist, Washington Post, New York Times, International Herald Tribune*, and *New Republic*. He is frequently called upon to brief U.S. and EU officials about Middle Eastern affairs, and has testified before the Senate Foreign Relations Committee.

Dr. Andrew Zimbalist – Robert A. Woods professor of economics at Smith College and a member of the Five College Graduate Faculty. Served as a consultant to Weil, Gotshal & Manges in the litigation of the NFL Players' Association to obtain free agency rights, and to Grippo & Elden in the broadcasting case between WGN and the NBA. Has published several books and articles in the areas of comparative economic systems, economic development and sports economics.

Sit Investment Separate Account Fee Schedule

Domestic Equity

Large Capitalization, Concentrated, Dividend Growth and Balanced

0.75% - First $10 million

0.70% - Next $10 million

0.65% - Next $10 million

0.60% - Next $10 million

0.55% - Next $10 million

(over $50 million negotiable)

Medium Capitalization

1.00% - First $30 million

0.75% - Next $70 million

0.50% - On the balance

Small Capitalization

1.00% - First $50 Million

0.60% on the Balance

International/EAFE+

0.80% - First $10 million

0.75% - Next $20 million

0.65% - Next $20 million

0.50% - Over $50 million

Fixed Income

0.40% - First $20 million

0.30% - Next $30 million

0.25% - Over $50 million

Global and Global Dividend Growth

0.80% - First $10 million

0.75% - Next $20 million

0.65% - Next $20 million

0.50% - Over $50 million

Developing Markets And Pacific Basin Equity

0.90% - First $10 million

0.85% - Next $20 million

0.75% - Next $20 million

0.60% - Over $50 million

Client Investment Options

Separate Managed Accounts

Large Cap Growth
Concentrated Growth
Dividend Growth
Mid Cap Growth
Small Cap Growth
Balanced

Global
Global Dividend Growth
International
Developing Markets

Taxable Bond
Tax-Exempt Bond

Client Investment Options Commingled Products

Global Growth Fund, LLC
Dividend Growth Fund, LLC
Large Cap Growth Fund, LLC
Small Cap Growth Fund, LLC

International Growth Fund, LLC
Pacific Basin, LLC

MN Municipal Bond Fund, LLC
Bond Fund, LLC
Opportunity Bond Fund, LLC
Short Duration Tax Efficient Bond Fund, LLC

Sit Mutual Funds

Large Cap Growth
Mid Cap Growth
Small Cap Growth

Balanced
Dividend Growth
Global Dividend Growth
International Growth
Developing Markets Growth

Tax-Free Income
MN Tax-Free Income
U.S. Gov't Securities
Money Market

Sit Mutual Funds
Fixed Income Funds

	U.S. Government Securities Fund	Tax-Free Income Fund	Minnesota Tax-Free Income Fund
Investment Objectives	High current income and safety of principal	Current income exempt from federal tax	Current income exempt from federal and Minnesota tax
Min./Addtl. Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addtl. Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	U.S. government securities	Municipal securities whose income is exempt from federal income tax	Municipal securities whose income is exempt from federal and MN income tax
Investment Parameters	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	At least 80% of net assets invested in municipal securities whose income is exempt from federal income tax; primarily invested in securities rated investment-grade at the time of purchase	At least 80% of net assets invested in municipal securities whose income is exempt from federal and MN income tax; primarily invested in securities rated investment-grade at time of purchase
Dividend Policy	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution	Monthly (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 8/1/09	0.80%(1)	0.77%(1)	0.80%
Total Assets as of 6/30/10	$921.5 Million	$154.6 Million	$293.8 Million
Inception Date	6/2/87	9/29/88	12/1/93
NASDAQ Symbols	SNGVX	SNTIX	SMTFX
Cusip Numbers	829800-10-1	829799-10-5	82979K-10-0

(1) Net of voluntary fee waiver. The contractual fee (without waivers) for the U.S. Government Securities Fund is 1.00% (.80% of assets in excess of $50 million) per year of the Fund's average daily net assets, and the Tax-Free Income Fund is .80% per year of the Fund's average daily net assets. After December 31, 2010, these voluntary fee waivers may be discontinued by the Adviser in its sole discretion.

Sit Mutual Funds
Equity Funds

	Balanced Fund	Dividend Growth Fund		Global Dividend Growth Fund		Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Developing Markets Growth Fund
		Class I[1]	Class S[1]	Class I[1]	Class S[1]					
Investment Objectives	Long-term capital appreciation, preserve principal and provide income	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation.		Provide current income that exceeds the dividend yield of a composit index (60% S&P 500 Index and 40% MSCI EAFE Index); Long-term capital appreciation.		Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation
Min./Addtl. Inv. Regular Acct.	$5,000/$100	$100,000/$100	$5,000/$100	$100,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Min./Addtl. Inv. Retirement Acct.	$2,000/$100	$100,000/$100	$2,000/$100	$100,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	Diversified portfolio of stocks and bonds	Common stocks of companies that pay dividends		Common stocks of companies that pay dividends issued by U.S. and foreign companies		Common stocks of medium- to large-sized growth companies	Common stocks of small- and mid-sized growth companies	Common stocks of companies located outside the U.S.	Common stocks of small growth companies	Common stocks of companies located in developing markets
Investment Parameters	Between 35% and 65% of net assets in common stocks; between 35% and 65% of net assets in fixed-income securities	At least 80% of net assets in dividend-paying common stocks; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in dividend-paying common stocks issued by U.S. and foreign companies; the Fund may invest the balance in preferred stocks, convertible bonds, and U.S. Treasury securities		At least 80% of net assets in common stocks of companies with market caps of $5 billion or more at the time of purchase	At least 80% of net assets in common stocks of companies with market caps of $2 billion to $15 billion at the time of purchase	At least 90% of net assets in common stocks of companies outside the U.S.; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	At least 80% of net assets in common stocks of companies with market caps of up to $3 billion or up to the market cap of the largest company in the Russell 2000 Index measured at the end of the previous 12 months	At least 80% of net assets in common stocks of companies domiciled or operating in developing markets
Dividend Policy	Quarterly (if any) automatically reinvested, may request cash distribution	Quarterly (if any) automatically reinvested, may request cash distribution		Quarterly (if any) automatically reinvested, may request cash distribution		Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution	Annually (if any) automatically reinvested, may request cash distribution
Expense Ratios as of 11/1/09	1.00%	1.00%	1.25%[2]	1.25%	1.50%[2]	1.00%	1.15%[3]	1.50%[3]	1.50%	2.00%
Total Assets as of 6/30/10	$10.5 Million	$39.4 Million	$24.9 Million	$2.8 Million	$0.9 Million	$407.4 Million	$130.3 Million	$20.6 Million	$59.8 Million	$14.0 Million
Inception Date	12/31/93	12/31/03	3/31/06	9/30/08	9/30/08	9/2/82	9/2/82	11/1/91	7/1/94	7/1/94
NASDAQ Symbols	SIBAX	SDVGX	SDVSX	GDGIX	GDGSX	SNIGX	NBNGX	SNGRX	SSMGX	SDMGX
Cusip Numbers	82980D-20-2	82980D-70-7	82980D-80-6	82980D-88-9	82980D-87-1	829797-10-9	829796-10-1	82980D-10-3	82980D-30-1	82980D-40-0

(1) Please refer to your prospectus for details on the Dividend Growth Fund and Global Dividend Growth Fund share classes.
(2) Includes a 25 basis point 12b-1 fee.
(3) Net of voluntary fee waiver. The contractual fees (without waivers) for the Mid Cap Growth and the International Growth Funds are 1.25% and 1.85% per year, respectively, of the Fund's average daily net assets. After December 31, 2010, these voluntary fee waivers may be terminated at any time by the Adviser.

Sit Mutual Funds

Performance Summary, Total Return- After all Expenses

June 30, 2010

INCEPTION:	U.S. GOVT FUND (SNGVX) (6/2/87)	TAX FREE INCOME (SNTIX) (9/29/88)	MN TAX FREE INCOME (SMTFX) (12/1/93)	HIGH INCOME MUNI BOND (SHMIX) (12/31/06)	BALANCED FUND (SIBAX) (12/31/93)	DIV GROWTH FUND (I) (SDVGX) (12/31/03)	DIV GROWTH FUND (S) (SDVSX) (3/31/06)	LARGE CAP GR. FUND (SNIGX) (9/2/82)	GLOBAL DIV. GROWTH FD. (I) (GDGIX) (9/30/08)	GLOBAL DIV. GROWTH FD. (S) (GDGSX) (9/30/08)	MID CAP GR. FUND (NBNGX) (9/2/82)	INTL GROWTH FUND (SNGRX) (11/1/91)	SMALL CAP GR. FUND (SSMGX) (7/1/94)	DEVELOPING MARKETS (SDMGX) (7/1/94)
1 Month	0.75%	0.52%	0.28%	0.22%	-2.88%	-3.97%	-3.98%	-5.42%	-3.43%	-3.44%	-6.16%	-0.51%	-4.51%	-1.86%
3 Month	1.10%	2.17%	1.99%	2.40%	-7.07%	-9.91%	-9.99%	-12.64%	-12.73%	-12.79%	-9.68%	-14.32%	-7.34%	-12.08%
6 Month	2.38%	4.72%	3.47%	4.54%	-3.22%	-6.19%	-6.35%	-9.36%	-9.79%	-9.98%	-2.03%	-11.92%	0.16%	-10.80%
YTD	2.38%	4.72%	3.47%	4.54%	-3.22%	-6.19%	-6.35%	-9.36%	-9.79%	-9.98%	-2.03%	-11.92%	0.16%	-10.80%
1 Year	6.17%	13.87%	12.98%	15.47%	12.33%	12.71%	12.37%	7.80%	8.79%	8.47%	16.87%	8.10%	20.97%	18.05%
3 Year	21.85%	7.30%	13.08%	3.84%	-9.30%	-14.33%	-14.99%	-19.74%	n/a	n/a	-23.20%	-35.23%	-21.97%	-17.65%
3 Year (Ann.)	6.81%	2.38%	4.18%	1.26%	-3.20%	-5.02%	-5.27%	-7.07%	n/a	n/a	-8.42%	-13.48%	-7.94%	-6.27%
5 Year	29.68%	13.64%	21.33%	n/a	9.86%	17.81%	n/a	3.91%	n/a	n/a	6.96%	-0.25%	12.91%	59.25%
5 Year (Ann.)	5.34%	2.59%	3.94%	n/a	1.90%	3.33%	n/a	0.77%	n/a	n/a	1.36%	-0.05%	2.46%	9.75%
10 Year	68.09%	46.05%	61.11%	n/a	-4.62%	n/a	n/a	-37.87%	n/a	n/a	-35.42%	-46.02%	-22.95%	54.90%
10 Year (Ann.)	5.33%	3.86%	4.88%	n/a	-0.47%	n/a	n/a	-4.65%	n/a	n/a	-4.28%	-5.98%	-2.57%	4.47%
Inception	334.97%	207.82%	121.42%	4.29%	151.79%	34.40%	3.16%	1022.40%	6.55%	6.10%	1843.71%	69.50%	323.65%	109.56%
Inception (Ann.)	6.57%	5.30%	4.91%	1.21%	5.75%	4.65%	0.73%	9.07%	3.69%	3.45%	11.26%	2.87%	9.44%	4.73%
30 Day SEC Yield:	3.55%	5.05%	4.39%	4.99%		1.81%	1.55%		1.77%	1.52%				
12 Month Dist. Rate:	3.36%	4.66%	4.40%	5.03%		1.62%	1.40%		1.29%	1.06%				

Tax Equivalent Yields (*):

	Tax Free Income	MN Tax Free Income	High Income Muni Bond
25%	6.73%	6.35%	6.65%
28%	7.01%	6.62%	6.93%
33%	7.54%	7.11%	7.45%
35%	7.77%	7.33%	7.68%

* Assumes the maximum Minnesota tax bracket of 7.85%.

- Please remember that past performance is not a guarantee of future results and is only one of the factors to consider in choosing a fund.
- As with all investments, the share price and return may vary and you may have a gain or loss at the time of the sale.

Private Investment Funds Summary – Taxable

TAXABLE INVESTORS

Name of Fund	Sit Small Cap Fund, LLC	Sit Large Cap Fund, LLC	Sit Global Fund, LLC	Sit Opportunity Bond Fund, LLC	Sit MN Municipal Bond Fund, LLC	Sit Bond Fund, LLC	Sit Pacific Basin Fund, LLC
Account #	182	180	632	179	191	157	658
Investment Objectives	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Maximize total return	Achieve high current income exempt from Fed. & MN personal income tax	Maximize total return	Maximization of long-term capital appreciation
Primary Investment Vehicles	Common stocks of small growth companies.	Common stocks of medium to large growth companies.	Common stocks of foreign and U.S. growth companies.	Fixed-income securities	Fixed-income MN municipal securities	Fixed-income securities	Common stocks of companies located outside the U.S.
Investment Parameters	Common stocks of companies with market cap under $2.5 billion or less at time of purchase.	Common stocks of growth companies with capitalizations of $5 billion or more at time of purchase.	Common stocks of foreign and U.S. growth companies with capitalizations w/no restriction on cap size.	Underlying closed-end registered investment companies that invest in fixed-income securities ("Underlying Funds") and by investing directly in fixed-income securities.	Municipal securities issued in MN and its political subdivisions, which are primarily inv. grade at the time of purchase.	Debt securities that are rated inv. grade or are of comparable quality.	Common stocks of companies whose principal business activities are in countries in the Morgan Stanley Capital International AC Pacific Index (Pacific Index). May invest up to 20% in non-Pacific Index country companies
Minimum Investment	$1 M	$1 M	$1 M	$1 M	$1 M	$1 M	$1 M
Investment Advisory Expense Ratio	1.10%	0.80%	1.00%	0.40% management fee and 20% contingent fee on the difference b/w returns with Lehman Agg. Bond Index + 1%	0.60%	0.60%	1.10%
Est. Custodian/ Accounting/ Misc. Fees	<0.10	<0.10	<0.15	<0.10	<0.10 (annual expense ratio capped at 0.70%)	<0.10 (annual expense ratio capped at 0.70%)	<0.15
Inception Date	3/31/00	3/31/00	3/31/00	3/31/00	10/31/00	2/11/02	6/30/03
Total Assets 6/30/10	$5.61 million	$4.36 million	$10.11 million	$63.94 million	$5.63 million	$2.47 million	$7.68 million
Purchases and Redemptions	Monthly; 90 day notice	Monthly; 90 day notice	Monthly; 90 day notice	Monthly; 60 day notice	Monthly; 90 day notice	Monthly; 90 day notice	Monthly; 30 day notice

Private Investment Funds Summary - Taxable

TAXABLE INVESTORS (continued)

Name of Fund	Sit Municipal Opportunity Bond Fund, LLC	Sit Dividend Growth Fund, LLC	Sit Mortgage Opportunity Fund, LLC	Sit Capital Fund, L.P.	Sit Custom Alpha Fund, LP	Sit Bond Portfolio, LP
Account #	582	240	857	135	1110; 1120; 1130; 1140; 1150	850
Investment Objectives	Maximize total return.	Provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily, long-term capital appreciation.	Maximize total return.	Long-term capital appreciation.	Each Series seeks to achieve a superior risk-adjusted return to its stated index (see PPM).	Maximize total return.
Primary Investment Vehicles	Municipal securities.	Dividend-paying common stocks	Mortgage-related debt securities.	Publicly traded common stocks of growth companies.	Futures contracts and debt securities.	Debt securities.
Investment Parameters	Underlying closed-end registered investment companies that invest in municipal securities that general income that is exempt from regular federal income taxes ("Underlying Funds") and by investing directly in such securities.	Dividend-paying growth-oriented companies believed to exhibit the potential for growth and growing dividend payments.	Mortgage-related debt securities believed to be undervalued by the market but have solid prospects for strong returns.	Fund concentrates its investments in a relatively small number of publicly traded securities.	Each Series will invest 5 to 15% of its assets in futures contracts relative to its stated index, and the balance in a short duration diversified portfolio of debt securities.	Diversified portfolio of debt securities with an average short duration.
Minimum Investment	$1 M	$1 M	$1 M	$1 M	$1 M Qualified Purchaser req.	$1 M Qualified Purchaser req.
Investment Advisory Expense Ratio	0.40% management fee and 20% contingent fee on the difference b/w returns with Lehman Municipal Bond Index + 1%	0.80%	1.00% management fee or a 0.40% management fee with a performance fee is equal to 20% of the excess during any year of the total return of the Member's interest and the benchmark return.	1.00%	1.00% or 0.40% with an annual incentive allocation equal to 30% of the excess during any year of any net increase over the benchmark return applicable to the Series. (See PPM and LP Agreement).	1.50%
Est. Custodian/ Accounting/ Misc. Fees	<0.10 (annual expense ratio capped at 0.50%)	<0.10 (annual expense ratio capped at 0.90%)	<0.10	<0.10		
Inception Date	6/1/06	8/1/08	8/22/08	3/30/98	2/11/08 (E); 4/22/08 (A, B, C); 6/17/09 (F)	2/15/08
Total Assets 6/30/10	$20.61 million	$4.22 million	$4.05 million	$23.11 million	A: $2.16 m E: $25.86 m B: $508,000 F: $553,000 C: $565,000	$36.0 million in net assets
Purchases and Redemptions	Monthly; 60 day notice	Monthly; 60 day notice	Monthly; 60 day notice	Monthly; 60 day notice	Monthly; 60 day notice	Monthly; 60 day notice

Private Investment Funds Summary – Non-Taxable

TAXABLE INVESTORS (continued) *NON-TAXABLE INVESTORS*

Name of Fund	Sit Short Duration Government Fund, LLC	Sit Dividend Growth Fund II, LLC	Sit Small Cap Fund II, LLC	Sit/Kim Int'l Fund II, LLC	Sit Alpha II Bond Fund, Ltd.
Account #	888	241	183	627	890
Investment Objectives	Provide a high level of current income.	Provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily, the Fund seeks long-term capital appreciation.	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Maximization of total return.
Primary Investment Vehicles	Mortgage-related debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.	Dividend-paying common stocks	Common stocks of small growth companies.	Common stocks of companies located outside the U.S.	The highest-grade debt securities.
Investment Parameters	Mortgage-related debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. These may include mortgage-backed securities, asset-backed securities, other obligations of the U.S. Government and mutual funds that invest in such securities.	Dividend-paying growth-oriented companies believed to exhibit the potential for growth and growing dividend payments.	Common stocks of companies with market cap under $2.5 billion or less at time of purchase.	Common stocks of companies whose principal business activities are in the EAFE countries. May invest up to 20% in non-EAFE country companies	Highest-grade debt securities, including obligations of the U.S. Government, its agencies and instrumentalities, mortgage-related securities, commercial paper and other short term obligations, a short term investment fund managed by the Fund's custodian, repurchase agreements and futures contracts.
Minimum Investment	$1 M Qualified Purchaser requirement	$1 M	$1 M	$1 M	$1 M Qualified Purchaser requirement
Investment Advisory Expense Ratio	0.40%	0.80%	1.10%	Management & admin. fee: Investors < $10 mil: 1%, Investors > $10 mil: up to 10 million, .80%, up to 30 mil .75%, up to 50 mil .65%, over 50 mil .50% & custodian, auditors, legal fees	Fee is based on the total assets of the Fund: On the first $50 million: 1.43% On the next $50 million: 1.33% Over $100 million: 1.19% & a trading advisor fee of 0.07% per annum of the Fund's total assets.
Est. Custodian/ Accounting/ Misc. Fees	<0.10 (annual expense ratio capped at 0.50%)	<0.10 (annual expense ratio capped at 0.90%)	<0.10	<0.15	
Inception Date	11/23/09	8/1/08	3/31/00	10/26/99	2/11/10
Total Assets 6/30/10	$25.27 million	$31.13 million	$7.53 million	$1.82 million	$59.89 million
Purchases and Redemptions	Monthly; 30 day notice	Monthly; 60 day notice	Monthly; 90 day notice	Monthly; 30 day notice	Monthly; 60 day notice

IX. Biographical Data

Roger J. Sit

Chairman, CEO, President and Global Chief Investment Officer

Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Inv. Exp.:	19 Years	
Age:	48	
E-mail:	rjs@sitinvest.com	



Kent L. Johnson, CFA

Senior Vice President - Research and Investment Management

Financials/Capital Goods Sectors

Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	17 Years	
Age:	44	
E-mail:	klj@sitinvest.com	



Ronald D. Sit, CFA

Vice President - Research and Investment Management

Retail/Consumer Sectors

Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	25 Years	
Age:	50	
E-mail:	rds@sitinvest.com	



David A. Brown, CFA, CPA

Vice President - Research and Investment Management
Director of Client Services

Consumer/Accounting Sectors

Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	15 Years	
Age:	45	
E-mail:	dab@sitinvest.com	



Equity Team Biographies

Robert W. Sit, CFA
Vice President – Research and Investment Management

Technology/Energy Sectors

Professional Experience:	1991-Present	Sit Investment Associates, Inc.
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	18 Years	
Age:	41	
E-mail:	rws@sitinvest.com	



Michael J. Stellmacher, CFA
Vice President – Research and Investment Management

Energy/Materials Sectors

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	19 Years	
Age:	55	
E-mail:	mjs@sitinvest.com	



Raymond E. Sit
Vice President – Research and Investment Management

Asia/Developing Markets Regions

Professional Experience:	1992-Present	Sit Investment Associates, Inc.
	1988-1992	Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990)	
	University of Minnesota, BS (1987)	
Inv. Exp.:	18 Years	
Age:	45	
E-mail:	res@sitinvest.com	



Denise A. Anderson, Ph.D.
Vice President – Research & Investment Management

Health Care Sector

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2001-2008	Kepler Capital Markets,
	1998-2000	Bank Sarasin, Chemical and Pharm. Analyst/VP
	1992-1998	Roche Holding Company, Director/Scientist
Education:	Duke University, MBA (1997)	
	The Johns Hopkins University, PhD (1989)	
	University of Minnesota, BA (1983)	
Inv. Exp.:	12 Years	
Age:	48	
E-mail:	daa@sitinvest.com	



John M. Bernstein

Vice President, Research & Investment Management

Financial Sector

Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	17 Years	
Age:	46	
E-mail:	jmb@sitinvest.com	



Stacey M. Curme

Equity Trader/Equity Research Analyst

Generalist/Trading

Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	13 Years	
Age:	38	
E-mail:	smc@sitinvest.com	



Joseph R. Eshoo

Vice President, Research & Investment Management

Technology/Telecommunications Sectors

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2005-2007	HighMark Capital, Senior Technology Analyst, Vice President
	2003-2005	Zachs Investment Research, SeniorAnalyst
	1997-2001	A.G. Edwards & Sons, Senior Analyst
	1995-1996	SEI Corporation, Senior Research Consultant
	1982-1992	Northrup AIL, Electronic Systems Design Group Manager
Education:	University of Chicago, MBA (1991)	
	Northwestern University, MEM (1988)	
	Marquette University, BSEE (1982)	
Inv. Exp.:	15 Years	
Age:	50	
E-mail:	jre@sitinvest.com	



Matthew T. Loucks, CFA

Vice President, Research & Investment Management

Health Care Sector

Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co., Analyst
	1998-1999	Banc of America Securities, Associate
	1995-1998	JP Morgan & Co., Analyst
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	15 Years	
Age:	36	
E-mail:	mtl@sitinvest.com	



Equity Team Biographies

Janet K. Kinzler
Vice President, Research & Investment Management

Europe/Canada Regions

Professional Experience:	2001-Present	Sit Investment/International
	2000-2001	SCA Consulting, Principal
	1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
	1992-1997	Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992)	
	University of Michigan, BBA (1986)	
Inv. Exp.:	17 Years	
Age:	45	
E-mail:	jkk@sitinvest.com	



Tasha M. Murdoff
Vice President, Research & Investment Management

Europe/Emerging Markets/Canada Regions

Professional Experience:	1998-Present	Sit Investment/International
	1995-1998	Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002)	
	Augsburg College, BA (1997)	
Inv. Exp.:	10 Years	
Age:	34	
E-mail:	tmm@sitinvest.com	



Ningning Tang, CFA
Equity Research Associate

Semiconductors Sector/Greater China Region

Professional Experience:	2007-Present	Sit Investment Associates, Inc.
	2005-2007	Craig-Hallum Capital Group, Equity Analyst
	2004-2005	Peregrine Capital Group, Intern
Education:	University of St. Thomas, MBA (2004)	
	Beijing Second Foreign Language Institute, BA (1992)	
Inv. Exp.:	6 Years	
Age:	40	
E-mail:	nt@sitinvest.com	



Bradley W. Meyer
Equity Trader/Equity Research Assistant

Generalist – Trading/Quantitative Research

Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc., Portfolio Accountant
Education:	University of Minnesota, MBA (2008)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	7 Years	
Age:	34	
E-mail:	bwm@sitinvest.com	



Matthew J. Michalik
Equity Research Assistant

Generalist - Quantitative Research

Professional Experience:	2008-Present	Sit Investment Associates, Inc.
	2007-2008	United Health Group, Sr. Business Analyst
	2006-2007	Sit Investment Associates, Inc., Intern
Education:	University of St. Thomas, BA (2006)	
Inv. Exp.:	3 Years	
Age:	25	
E-mail:	mjm@sitinvest.com	



Nicholas D. Tich
Equity Research Assistant

Generalist – Quantitative Research

Professional Experience:	2005-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, BS (2008)	
Inv. Exp.:	2 Years	
Age:	24	
E-mail:	ndt@sitinvest.com	



Lee J. Feltman
Equity Research Assistant

Generalist – Quantitative Research

Professional Experience:	2007-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (2009)	
Inv. Exp.:	2 Years	
Age:	22	
E-mail:	ljf@sitinvest.com	



Scott A. Spalding, CFA
Institutional Marketing

Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant Relations
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	16 Years	
Age:	38	
E-mail:	sas@sitinvest.com	



Peter L. Mitchelson, CFA
Consultant

Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Inv. Exp:	42 Years	
Age:	68	
E-mail:	plm@sitinvest.com	



Mark A. Pepper
Consultant – Equity Generalist

Professional Experience:	2008 – Present	Sit Investment Associates, Inc.
	2007-2008	OFI Institutional Asset Management, Vice President, Senior Research Analyst
	2002-2007	Sit Investment Associates, Inc., Analyst
	1996-1999	Goldman, Sachs & Company, Financial Analyst, Global Research
Education:	Harvard Business School, MBA (2001)	
	Bryant College, BS (1995)	
Inv. Exp.:	11 Years	
Age:	40	



International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.